UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

4Q18 and 2018 Earnings Release

São Paulo, February 21, 2019 – COSAN LIMITED (“CZZ” or “Company”) (NYSE: CZZ) announces today its results for the fourth quarter (October, November, and December) of 2018 (4Q18) and the Fiscal Year of 2018. The results are presented on a consolidated basis, in accordance with the accounting practices adopted in Brazil and with International Financial Reporting Standards (IFRS). Comparisons in this report take into consideration 4Q18 vs 4Q17 and 2018 vs 2017, except where indicated differently.

Summary of Financial Information

Executive Summary—Cosan Pro forma¹ BRL mln	4Q18 (oct-dec)	4Q17 (oct-dec)	Chg.% 4Q18/4Q17	3Q18 (jul-sep)	Chg.% 4Q18/3Q18	2018 (Jan-Dec)	2017 (Jan-Dec)	Chg.% 2018/2017
Net Revenue	18,801.2	14,717.2	27.7%	17,219.3	9.2%	66,003.1	55,016.4	20.0%
Gross Profit	2,026.8	1,911.2	6.0%	1,983.1	2.2%	7,503.9	7,429.7	1.0%
EBIT	2,091.9	1,904.0	9.9%	1,046.3	99.9%	5,026.0	4,794.1	4.8%
EBITDA²	3,024.9	2,879.0	5.1%	1,872.6	61.5%	8,356.6	8,104.6	3.1%
Adjusted EBITDA³	2,271.5	1,895.1	19.9%	2,147.2	5.8%	8,231.1	7,834.3	5.1%
Net Income	783.5	326.6	n/a	63.0	n/a	975.4	551.0	77%

Note 1: Considering 50% of the results of Raízen Combustíveis (Brazil and Argentina) and Raízen Energia.

Note 2: As of 1Q18, EBITDA excludes asset amortization arising from contracts with clients at Raízen Combustíveis.

Note 3: Adjusted EBITDA and Net Income does not include non-recurring effects in Cosan S/A, as detailed in its earnings release.

Message from the CEO

2018 is now formally gone, though it feels like an era since 2019 started. Global markets remain rather volatile in view of major uncertainties: Chinese growth perspectives and its consequences to global economy; US-China trade war; Brexit; oil prices; among many others. Meanwhile, Brazil has a new government in place with fully appointed team and public statements committing to passing social security reform and to a more liberal agenda that includes economic opening, global trade, privatizations and tax reduction. GDP growth forecasts hover around 2.5%. Unemployment reversed after months in upward trend. Inflation is under control and interest rates are at record lows compared to recent history.

Against the odds consolidated guidance was met for ninth consecutive year. Comgás, Moove and Rumo reached high end of respective guidance. Rumo’s hauling capacity increased 13% and rising operational efficiency enabled catching up lost working days caused by trucker’s strike. Gas sales volume grew above GDP across all segments while Comgás becomes more efficient every year. Fuels distribution business environment is back to normality following losses caused by the strike itself and complex political environment thereafter. If we were to adjust our numbers (and we still expect to be compensated for losses), Raízen Combustíveis would have delivered top of the EBITDA guidance despite all challenges. Moove also delivered volume growth across all geographies resulting in 36% yearly EBITDA expansion. Climate reduced Brazilian sugar production but boosted India output. For the first time ever, we faced production drop and depressed sugar prices in the same crop year at Raízen Energia. Focus and consistency do pay off.

We keep on walking the capital allocation talk and high conviction in the value of our portfolio. After buying almost R$ 700 million worth of CSAN3 shares early in the year, CZZ tendered USD110 million shares last December, with no impact on daily liquidity thereafter. We announced the sale of 30% of Moove to CVC fund at R$ 2 billion enterprise value, preparing the company for future expansion. Cosan S.A. announced a voluntary tender offer for Comgás PN shares. We cannot think of a better capital allocation option other than buying our own shares.

Here we are, ready for the opportunities that lie ahead.

Marcos Marinho Lutz

CZZ’s CEO

Investor Relations E-mail: ri@cosan.com.br Tel: +1 (646) 849-9960 Website: ir.cosanlimited.com

1 of 10

COSAN LIMITED	Earnings Release
4th Quarter and Fiscal Year of 2018

Business Units

Cosan S/A (B3: CSAN3) and Cosan Logística S/A (B3: RLOG3), companies controlled by the Company, reported its results on February 14 and February 12 of 2019, respectively. Its Earnings Releases containing the comments from the main financial and operational information, besides its Financial Statements, can be found at the websites below:

•	Cosan S/A (CSAN3): ir.cosan.com.br

•	Cosan Logística S/A (RLOG3): ir.cosanlogistica.com.br

Cosan S/A and Cosan Logística S/A business units that compose Cosan Limited and interest in each reportable segment are shown below:

• Cosan S.A. (CSAN3) (60.3%)
Raízen Combustíveis (50%)	Fuel Distribution in Brazil & Downstream Argentina
Raízen Energia (50%)	Sugar, Ethanol and Cogeneration
Comgás (80.1%)	Natural Gas Distribution
Moove (100%)	Lubricants, Base Oils and Specialties
Cosan Corporativo (100%)	Corporate & Other Investments

• Cosan Logística S.A. (RLOG3) (72.5%)
Rumo S.A. (RAIL3) (28.5%)	Logistics Operator

Executive Summary 4Q18 and 2018

Cosan S.A. (CSAN3):

The proforma adjusted EBITDA of Cosan S/A was R$1.5 billion (+23%) in 4Q18 and R$5.0 billion (-2%) in 2018, delivering on guidance. Adjusted net income stood at R$730 million in 4Q18, reflecting the improved operating results and the positive non-cash effect of foreign exchange variation on the unhedged portion of the perpetual bond. In 2018, adjusted net income totaled R$1.3 billion (+36%). The Company posted negative free cash flow to equity (FCFE) in 4Q18, due to the payment of second installment of the acquisition of Raízen Argentina’s downstream assets as well as disbursement of the last installment of the acquisition of shareholding interest in Comgás deriving from the put option exercised by Shell in 2017, partially offset by improved operating cash generation. In 2018, proforma free cash flow to equity (FCFE) totaled R$1.4 billion. Leverage (net debt/proforma EBITDA, normalized by the Regulatory Current Account of Comgás) ended the year at 2.1x.

Raízen Combustíveis

RC Brazil: Adjusted EBITDA reached R$817 million in 4Q18 and R$2.8 billion (-6%) in 2018, in line with the previously announced guidance. The year was particularly challenging for the distribution industry due to the truckers’ strike and high volatility of international prices in a market pressured by weak economic indicators (for instance, unemployment and consumer confidence index). Business environment required additional effort to optimize supply and commercialization strategy, while maintaining focus on sustainable relationship with retailers. However, fuel sales have been improving gradually. Total sales volume in 4Q18 was 4% higher than it was in 4Q17 and 2018 ended with a 2% growth, the highlights being diesel and aviation fuel.

RC Argentina: EBITDA from the refining and distribution of fuel and other byproducts in Argentina totaled US$22 million (R$82 million) in 4Q18. Nationwide economic instability throughout the year affected demand for fuels, resulting in a 10% reduction in gasoline and diesel volumes in 4Q18. The steep decrease in oil prices towards the end of 2018 had negative impact on both oil and oil products’ inventories. In addition, Raízen’s operations were affected by a scheduled downtime in one of the refinery’s plants. Total volume processed was 75.5 barrels/day, implying capacity utilization ratio of 75% in the refinery.

2 of 10

COSAN LIMITED	Earnings Release
4th Quarter and Fiscal Year of 2018

Raízen Energia: Adjusted EBITDA in 4Q18, the third quarter of the 2018/19 crop year, was R$835 million (-6%), due to lower realized sugar prices and a decrease in sugar volumes sold (-46%), in line with the commercialization strategy established for the crop year. The crop year crushing ended in December, reaching 60 million tons (-2%). The year’s dry climate affected sugar-equivalent production, which was 14% weaker. Agricultural productivity measured in TRS kilograms per hectare) was 7% lower compared to 4Q17. Ethanol production reached record levels, focused on the product’s higher profitability, ending the crop period with 53% ethanol in the mix (versus 45% in 9M17/18).

Comgás: Normalized EBITDA reached R$465 million (+12%) in 4Q18, excluding the positive accounting effect of the conclusion of legal disputes (R$716 million). Normalized adjusted EBITDA totaled R$1.9 billion (+12%) in 2018. The better recurring result was driven by the increase in sales volume in all segments (+6%), both quarter-on-quarter and year-on-year, as well as by operational efficiencies. In the industrial segment, the higher volume sold reflects commercial negotiations and moderate recovery of industrial activity. The connection of 113,000 new clients over the past 12 months boosted consumption in the residential segment. The commercial segment’s expansion was due to the gradual uptake in economic activity and addition of about 1,000 new clients to the base in the last year.

Moove: EBITDA amounted to R$61 million (+79%) in the quarter and R$237 million (+36%) in 2018, driven by higher volume sold, the expansion of international operations and operational synergies, as well as the improved mix of products sold.

Cosan Logística S.A. (RLOG3):

In 2018, Cosan Logística reached an adjusted EBITDA of R$3.2 billion, 17.6% higher than in 2017. In 4Q18, adjusted EBITDA grew by 9% to R$795 million. This result reflects higher volumes transported and greater cost efficiency in Rumo’s operations.

Rumo: Investments continue to increase capacity availability, enabling 13.4% increase of transported volumes in 2018, offsetting lost volumes due to truckers’ strike last May. Grain volumes in November and December were quite strong, as producers shipped remaining corn production to ensure capacity availability for anticipated 2019 soybean crop in coming months Transported volumes increased 12% during 4Q18, reaching 14.9 billion RTK, combining higher agricultural and industrial products with ramp up of fertilizers transportation in Northern Operations. Rumo increased volumes transported to Santos Port by 10%, maintain 53% market share. Agroconsult estimates higher grains production in 2019 in Brazil and Mato Grosso state. Corn production is expected to grow 18% in Brazil and 9% in Mato Grosso state—where most of Rumo’s transported volumes are originated, offsetting 2% reduction in soybean production in Brazil, due sub-optimal planting conditions.

Rumo EBITDA reached R$ 3.2 billion (+17.6%) in 2018 and R$ 796 million (+9%) in 4Q18. Variable costs grew again below volume expansion, with reduction in fuel consumption (liters/TKB:-7.1%), while fixed costs remain almost constant in real terms, allowing an increase of 2.9 p.p. of EBITDA margin (49.2%) over 2017. Yet another evidence of successful turnaround, net profit reached R$273 million in 2018, reverting previous years’ losses, as financial expenses were down 27.4% compared to previous year. Moreover, cash generation (before debt raising/amortization) totaled R$ 64 million and net debt/EBITDA reduced further to 2.2x by YE18.

The following tables present the key operating and financial metrics of our businesses. Historical data for the information presented can be found on our Investor Relations website (ir.cosanlimited.com) in the Results Center.

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COSAN LIMITED	Earnings Release
4th Quarter and Fiscal Year of 2018

Main Operational and Financial Metrics

Raízen Combustíveis—Brazil

	4Q18 (Oct-Dec)	4Q17 (Oct-Dec)	Chg.% 4Q18/4Q17	3Q18 (Jul-Sep)	Chg.% 4Q18/3Q18	2018 (Jan-Dec)	2017 (Jan-Dec)	Chg.% 2018/2017
Otto Cycle Volume[4] (‘000 cbm)	3,112	3,078	1%	2,858	9%	11,599	11,878	-2%
Gasoline Equivalent[4]Volume (‘000 cbm)	2,782	2,840	-2%	2,567	8%	10,525	11,129	-5%
Diesel Volume (‘000 cbm)	3,043	2,885	5%	3,185	-4%	11,843	11,295	5%
Adjusted EBITDA Margin[5] (BRL/cbm)	120	123	-2%	102	17%	107	115	-4%
Adjusted EBIT[5] (BRL/cbm)	94	99	-5%	75	25%	80	90	-11%

Note 4: Sum of gasoline and ethanol volumes. Gasoline equivalent—adjusted by the energy coefficient of 0,7221.

Note 5: Excludes asset sale and other non-recurring items. From 2Q18 onwards includes asset amortization arising from contracts with clients.

Raízen Combustíveis – Argentina

4Q18 (Oct-Dec)
Processed Volume (‘000 BBL/day)	75.5
Total Volume Sold (‘000 cbm)	1,526
EBITDA (USD mIn)	22

Raízen Energia

	4Q18 (Oct-Dec)	4Q17 (Oct-Dec)	Chg.% 4Q18/4Q17	2018/19 (Apr-Dec)	2017/18 (Apr-Dec)	Chg.% 18/19x17/18
Sugarcane Crushed (mln mt)	13.0	13.3	-2%	59.6	60.7	-2%
TRS/ha	7.7	8.4	n/a	9.1	9.8	-7%
Sugar/Ethanol Production Mix	40% x 60%	48% x 52%	n/a	47% x 53%	55% x 45%	n/a
Adjusted EBITDA[6] (BRL mln)	834.9	891.2	-6%	1,964.1	3,089.3	-36%
Adjusted EBIT6/TRS sold (BRL/ton)	119.2	115.1	4%	52.2	171.3	-70%

Note 6: Excludes effects from biological assets variation, debt hedge accounting effects, foreign exchange hedge on sugar exports and nonrecurring gains/losses where applicable.

Comgás

	4Q18 (Oct-Dec)	4Q17 (Oct-Dec)	Chg.% 4Q18/4Q17	3Q18 (Jul-Sep)	Chg.% 4Q18/3Q18	2018 (Jan-Dec)	2017 (Jan-Dec)	Chg.% 2018/2017
Total Sales Volume (cbm)	1,151	1,089	6%	1,209	-5%	4,543	4,291	6%
Normalized Adjusted EBITDA[7] (BRL mln)	465	416	12%	546	-15%	1,938	1,737	12%
IFRS EBITDA (BRL mln)	1,093	375	n/a	388	n/a	2,186	1,518	44%

Note 7: Includes the effect from the regulatory Current Account.

4 of 10

COSAN LIMITED	Earnings Release
4th Quarter and Fiscal Year of 2018

Moove

	4Q18 (Oct-Dec)	4Q17 (Oct-Dec)	Chg.% 4Q18/4Q17	3Q18 (Jul-Sep)	Chg.% 4Q18/3Q18	2018 (Jan-Dec)	2017 (Jan-Dec)	Chg.% 2018/2017
Total Sales Volume[8] (‘000 cbm)	83	81	2%	92	-10%	346	348	-1%
EBITDA (BRL mln)	61	34	79%	60	1%	237	175	36%

Note 8: Considering the volume sold of lubricants and base oil.

Rumo

Operating and Financial Performance Index	4Q17	4Q18	Chg.%	2017	2018	Chg.%
Consolidated
Operating ratio	82%	75%	-8.5%	76%	72%	-5,2%
Diesel consumption (liters/ ‘000 GTK)	4.43	4.07	-8.1%	4.48	4.16	-7.1%
Rail accidents (MM Train /Km)	15.4	14.5	-5.8%	15.4	14,5	-5,8%
Personal Accidents (accidents /MM MHW)	0.38	0.25	-34.0%	0.38	0.25	-34.0%
North operation
Grains from Rondonópolis (MT) – Santos (SP)
Cycle of railcars (days)	9.6	10.0	4.2%	9.8	10.2	4.1%
South operation
Grains from North PR – Ports Paranaguá (PR) and São Francisco do Sul (SC)
Cycle of railcars (days)	6.9	7.4	7.2%	7.2	7.6	5.6%

Note 9: Operating Ratio calculation considers proportional allocation of part of 4Q16 depreciation in prior quarters from the same year.

5 of 10

COSAN LIMITED	Earnings Release
4th Quarter and Fiscal Year of 2018

Cosan Corporate Results

The following table provides a breakdown of the 4Q18 results by business unit for all segments detailed previously. All information reflects 100% of their financial performance, regardless of the interest held by Cosan. For the purpose of reconciling EBITDA in the column “Cosan S/A Accounting”, the “Adjustments & Eliminations” column reflects the eliminations from operations among all Cosan subsidiaries for consolidation purposes.

Earnings by Business Unit 4Q18	Raízen Combustíveis Brazil and Argentina	Raízen Energia	Comgás	Moove	Cosan Corporate	Deconsolidation of Raízen	Adjustments and Elimination	Cosan S/A Accounting	Cosan Logistica	Cosan Limited (Parent Company)	Adjustments and Elimination	CZZ
Net Revenue	25,061.4	5,742.0	1,915.3	887.2	8.3	(30,803.4)	0.0	2,810.9	1,646.6	—	(9.8)	4,447.6
Cost of Goods and Services Sold	(23,768.0)	(5,301.5)	(1,441.6)	(697.4)	(8.9)	29,069.5	(0.0)	(2,148.0)	(1,149.7)	—	9.8	(3,287.8)
Gross Profit	1,293.4	440.5	473.7	189.8	(0.6)	(1,733.9)	—	662.9	496.9	—	—	1,159.9
Gross Margin (%)	5.2%	7.7%	24.7%	21.4%	-6.9%	5.6%	0.0%	23.6%	30.2%	n/a	—	26.1%
Selling Expenses	(502.0)	(173.1)	(151.2)	(115.8)	(4.0)	675.1	—	(271.0)	(4.7)	—	—	(275.7)
General and Administrative Expenses	(158.6)	(163.9)	(119.8)	(39.9)	(36.1)	322.6	—	(195.9)	(86.2)	(7.5)	—	(289.6)
Other Operating Income (Expenses)	185.2	420.5	775.7	6.6	96.3	(605.7)	—	878.6	(52.3)	—	—	826.4
Equity Pick-up	—	35.1	—	(0.6)	1,221.5	(35.1)	(674.2)	546.8	1.8	807.8	(807.8)	548.5
Depreciation and Amortization	121.2	485.8	114.5	20.5	2.8	(607.0)	—	137.8	439.6	0.1	—	577.5
EBITDA	939.2	1,044.7	1,092.9	60.6	1,279.9	(1,983.9)	(674.2)	1,759.2	795.2	800.4	(807.8)	2,547.0
EBITDA Margin (%)	3.7%	18.2%	57.1%	6.8%	n/a	6.4%	n/a	62.6%	48.3%	n/a	n/a	57.3%
Financial result	59.8	(51.7)	221.8	(13.0)	179.5	(8.1)	—	388.3	(143.0)	(16.6)	(51.5)	177.2
Income and Social Contribution Taxes	(238.0)	(107.4)	(361.5)	(24.8)	(129.5)	345.3	—	(515.8)	(75.6)	(0.2)	17.5	(574.1)
Non-controlling Interest	(15.2)	3.7	—	(0.1)	—	11.5	(166.8)	(166.9)	(99.2)	(0.1)	(523.0)	(789.2)
Net Income	624.6	403.6	838.7	2.2	1,327.0	(1,028.2)	(840.9)	1,327.0	37.7	783.5	(1,364.7)	783.5

Earnings by Business Unit 2018	Raízen Combustíveis Brazil and Argentina	Raízen Energia	Comgás	Moove	Cosan Corporate	Deconsolidation of Raízen	Adjustments and Elimination	Cosan S/A Accounting	Cosan Logistica	Cosan Limited (Parent Company)	Adjustments and Elimination	CZZ
Net Revenue	85,204.1	19,798.5	6,840.0	3,449.9	9.2	(105,002.6)	-0.0	10,299.1	6,584.9	—	(40.1)	16,843.9
Cost of Goods and Services Sold	(81,298.4)	(18,136.4)	(4,901.7)	(2,781.1)	(11.6)	99,434.9	0.0	(7,694.4)	(4,465.6)	—	40.1	(12,119.9)
Gross Profit	3,905.6	1,662.1	1,938.3	668.9	(2.4)	(5,567.7)	—	2,604.7	2,119.3	—	—	4,724.0
Gross Margin (%)	4.6%	8.4%	28.3%	19.4%	-26.7%	5.3%	0.0%	25.3%	32.2%	n/a	—	28.0%
Selling Expenses	(1,506.7)	(768.8)	(613.0)	(393.3)	(4.3)	2,275.6	—	(1,010.6)	(12.9)	—	—	(1,023.5)
General and Administrative Expenses	(526.2)	(664.7)	(367.7)	(132.3)	(132.1)	1,190.9	—	(632.1)	(301.7)	(48.1)	—	(981.8)
Other Operating Income (Expenses)	466.8	570.3	763.6	2.4	37.5	(1,037.2)	—	803.5	(65.3)	(0.0)	—	738.2
Equity Pick-up	0.0	22.1	—	(0.3)	2,064.0	(22.1)	(1,076.1)	987.6	10.2	1,003.3	(1,003.3)	997.8
Depreciation and Amortization	267.3	2,147.5	464.5	92.0	13.2	(2,414.7)	—	569.7	1,491.3	0.3	—	2,061.3
EBITDA	2,606.7	2,968.5	2,185.7	237.2	1,975.9	(5,575.3)	(1,076.1)	3,322.8	3,240.9	955.5	(1,003.3)	6,515.9
EBITDA Margin (%)	3.1%	15.0%	32.0%	6.9%	n/a	5.3%	n/a	32.3%	49.2%	n/a	n/a	38.7%
Financial result	(453.6)	(318.3)	78.8	(27.3)	(383.7)	771.9	—	(332.2)	(1,208.8)	32.8	(102.7)	(1,610.9)
Income and Social Contribution Taxes	(451.4)	9.0	(541.0)	(49.4)	73.3	442.4	—	(517.1)	(268.4)	(7.4)	32.5	(760.5)
Non-controlling Interest	(48.2)	(4.2)	—	(0.7)	—	52.3	(250.8)	(251.4)	(197.7)	(5.1)	(653.5)	(1,107.7)
Net Income	1,386.4	507.6	1,259.0	67.9	1,652.3	(1,893.9)	(1,326.8)	1,652.3	74.6	975.4	(1,727.0)	975.4

Note 10: As of 1Q18, the results of Cosan and its Business Units were impacted by the adoption of the new accounting standards (IFRS 15 and IFRS 9), as detailed in the quarterly financial statements as of December 31, 2018

6 of 10

COSAN LIMITED	Earnings Release
4th Quarter and Fiscal Year of 2018

Loans and Financing

In December 31, 2018, Cosan Limited’s (CZZ Corporate) gross debt totalized R$ 1.9 billion, and cash and cash equivalents came to R$ 781 million, in line with 3Q18. CZZ Corporate’s net debt ended the period at R$ 1.1 billion.

Loans and Financing 4Q18 BRL mln	Comgás	Moove	Cosan Corporate	Consolidated	Raízen Energia	Raízen Combustíveis	Consolidated Pro forma	Cosan Logística	Cosan Limited (Parent Company)	CZZ Pro forma
Pro forma net debt—opening balance	1,025.5	594.6	2,732.0	4,352.1	4,916.4	999.6	10,268.1	6,876.2	1,113.7	18,258.0
Cash, cash equivalents and marketable securities	2,431.0	145.1	1,899.2	4,475.4	1,230.9	978.0	6,684.3	2,386.7	809.7	9,880.7
Gross Debt	3,456.5	739.7	4,631.3	8,827.5	6,147.3	1,977.6	16,952.3	9,263.0	1,923.4	28,138.7
Items with cash impact	(242.8)	0.9	(16.4)	(258.3)	(270.2)	150.9	(377.5)	367.7	—	(9.8)
Funding	—	24.8	10.0	34.8	99.4	278.9	413.2	976.0	—	1,389.1
Payment of principal on loans and borrowings	(128.7)	(9.5)	—	(138.2)	(272.9)	(95.4)	(506.5)	(519.0)	—	(1,025.5)
Payment of Interest on loans borrowings	(136.6)	(12.8)	(40.3)	(189.7)	(96.7)	(32.6)	(319.0)	(89.2)	—	(408.3)
Derivatives	22.5	(1.6)	13.9	34.9	—	—	34.9	—	—	34.9
Items with noncash impact	68.9	(5.3)	(54.4)	9.2	56.7	397.5	463.4	71.3	(41.1)	493.6
Provision for interest (accrual)	54.8	6.0	90.8	151.6	71.5	27.5	250.5	168.7	28.3	447.5
Monetary variation and MTM adjustment of debt	35.4	0.3	101.9	137.6	51.6	419.9	609.1	163.9	56.0	829.0
Exchange variation, net of derivatives	-21.3	-11.6	-247.1	-280.0	-66.3	-49.9	-396.2	-261.3	-125.4	-782.9
Closing balance of gross debt	3,282.6	735.3	4,560.5	8,578.4	5,933.9	2,526.0	17,038.2	9,701.9	1,882.3	28,622.4
Cash, cash equivalents and marketable securities	1,727.3	219.7	2,109.1	4,056.2	1,218.8	677.5	5,952.5	2,987.1	781.3	9,721.0
Pro forma net debt—closing balance	1,555.3	515.6	2,451.4	4,522.2	4,715.1	1,848.4	11,085.7	6,714.8	1,101.0	18,901.5
Obligations due to preferred shareholders of subsidiaries	—	—	1,097.5	1,097.5	—	—	1,097.5	—	—	1,097.5
Total pro forma net debt and obligations due to preferred shareholders of subsidiaries	1,555.3	515.6	3,548.9	5,619.7	4,715.1	1,848.4	12,183.2	6,714.8	1,101.0	19,999.0

7 of 10

COSAN LIMITED	Earnings Release
4th Quarter and Fiscal Year of 2018

Cash Flow Reconciliation

Cash Flow Statement	4Q18
BRL mln	Comgás	Moove	Cosan Corporate	Eliminations	Cosan S/A	Raízen Combined	Eliminations	Cosan S/A Pro forma	Cosan Logística	Cosan Limited (Parent Company)	Eliminations/ Adjusted	CZZ Proforma
EBITDA	1,092.9	60.6	1,279.9	(674.2)	1,759.2	992.0	(514.1)	2,237.1	795.2	800.4	(807.8)	3,024.9
Noncash impacts on EBITDA	(870.8)	(9.3)	(1,308.9)	674.2	(1,514.8)	(160.2)	514.1	(1,160.9)	60.3	(803.7)	807.8	(1,096.6)
Changes in assets and liabilities	(78.5)	22.8	(50.7)	—	(106.5)	471.3	—	364.9	(147.4)	(2.0)	—	215.5
Operating financial result	132.8	(1.5)	14.7	—	146.0	(235.8)	—	(89.7)	25.8	3.4	—	(60.5)
Operating Cash Flow	276.4	72.7	(65.1)	—	284.0	1,067.3	—	1,351.3	733.8	(1.9)	—	2,083.2
CAPEX	(149.7)	(14.9)	(49.8)	—	(214.4)	(412.8)	—	(627.3)	(420.4)	—	—	(1,047.6)
Other	—	(61.5)	(89.8)	89.8	(61.5)	(617.2)	—	(678.6)	(0.9)	—	—	(679.5)
Cash Flow from Investing Activities	(149.7)	(76.4)	(139.6)	89.8	(275.9)	(1,030.0)	—	(1,305.9)	(421.2)	—	—	(1,727.1)
Funding	—	24.8	10.0	—	34.8	378.3	—	413.2	976.0	—	—	1,389.1
Loans amortization (Principal)	(128.7)	(9.5)	—	—	(138.2)	(334.8)	—	(473.0)	(565.7)	—	—	(1,038.7)
Loans amortization (Interest)	(136.6)	(12.8)	(40.3)	—	(189.7)	(137.5)	—	(327.2)	(109.8)	—	—	(436.9)
Derivatives	22.5	(1.6)	13.9	—	34.9	—	—	34.9	—	—	—	34.9
Other	—	80.7	(247.0)	(89.8)	(256.0)	(1.9)	—	(257.9)	(12.3)	—	—	(270.3)
Cash Flow from Financing Activities	(242.8)	81.7	(263.3)	(89.8)	(514.3)	(95.9)	—	(610.1)	288.2	—	—	(322.0)
Dividends received	—	—	691.6	(447.6)	244.1	—	(240.0)	4.1	0.0	—	—	4.1
Free Cash Flow to Equity	(116.1)	78.0	223.6	(447.6)	(262.1)	(58.5)	(240.0)	(560.6)	600.7	(1.9)	—	38.2
Cosan S.A	—	—	—	—	—	—	240.0	240.0	—	(0.4)	—	239.6
Cosan Limited	(587.6)	0	0	447.6	(140.0)	—	—	(140.0)	0	0	0	(140.0)
Non-controlling interest	—	—	—	—	—	(240.0)	—	(240.0)	—	—	—	(240.0)
Dividends paid	(587.6)	—	—	447.6	(140.0)	(240.0)	240.0	(140.0)	—	(0.4)	—	(140.4)
Exchange variation impact on cash and cash equivalents	—	(3.3)	(13.8)	—	(17.1)	(14.0)	—	(31.1)	(0.3)	(26.1)	—	(57.6)
Cash Generation (Burn) in the Period	(703.7)	74.6	209.9	—	(419.2)	(312.6)	—	(731.8)	600.4	(28.4)	—	(159.8)

8 of 10

COSAN LIMITED	Earnings Release
4th Quarter and Fiscal Year of 2018

Financial Statements

Cosan Limited—Accounting

Indicators	4Q18	4Q17	Chg.%	3Q18	Chg.%	2018	2017	Chg.%
BRL mln	(oct-dec)	(oct-dec)	4Q18/4Q17	(jul-sep)	4Q18/3Q18	(Jan-Dec)	(Jan-Dec)	2018/2017
EBITDA	2,547.0	2,324.0	9.6%	1,411.2	80.5%	6,515.9	6,164.1	5.7%
CAPEX	632.4	910.7	-30,6%	704.6	10.2%	2,649.4	2,678.9	-1,1%

Income Statement for the Period	4Q18	4Q17	Chg.%	3Q18	Chg.%	2018	2017	Chg.%
BRL mln	(oct-dec)	(oct-dec)	4Q18/4Q17	(jul-sep)	4Q18/3Q18	(Jan-Dec)	(Jan-Dec)	2018/2017
Net Revenue	4,447.6	3,717.2	19.6%	4,778.4	-6.9%	16,843.9	13,582.5	24.0%
Cost of Goods and Services Sold	(3,287.7)	(2,665.0)	23.4%	(3,406.2)	-3.5%	(12,119.9)	(9,232.2)	31.3%
Gross profit	1,159.9	1,052.2	10.2%	1,372.2	-15.5%	4,724.0	4,350.3	8.6%
Selling, general & administrative expenses	(565.3)	(583.4)	-3.1%	(497.7)	13.6%	(2,005.3)	(2,004.0)	0.1%
Other net operating income (expenses)	826.4	971.9	-15.0%	(44.7)	n/a	738.2	877.6	-15.9%
Financial results	177.2	(925.8)	n/a	(523.7)	n/a	(1,610.9)	(2,751.5)	-41.5%
Equity Pick-up	548.5	289.0	89.8%	85.5	n/a	997.8	1,002.3	-0.4%
Expenses with income and social contribution taxes	(574.1)	(199.7)	n/a	(103.7)	n/a	(760.5)	(428.4)	77.5%
Non-controlling interest	(789.2)	(277.6)	n/a	(224.9)	n/a	(1,107.7)	(495.3)	n/a
Net Income (Loss)	783.5	326.6	n/a	63.0	n/a	975.4	551.0	77.0%

Balance Sheet BRL mln	4Q18 12/31/18	3Q18 09/30/18

Cash and cash equivalents	3,622	4,023
Marketable Securities	4,203	3,649
Trade accounts receivable	1,546	1,625
Inventories	716	770
Derivative financial instruments	2,549	2,283
Other current assets	1,691	1,088
Other non-current assets	3,969	4,178
Investments	8,456	8,101
Property, plant and equipment	12,418	12,323
Intangible assets	17,190	16,899
Total Assets	56,361	54,938
Loans and borrowings	22,574	22,155
Financial instruments and derivatives	26	24
Trade accounts payable	1,924	2,719
Payroll	340	305
Other current liabilities	1,858	1,969
Other non-current liabilities	11,670	11,269
Shareholders’ Equity	17,969	16,497
Total Liabilities	56,361	54,938

9 of 10

COSAN LIMITED	Earnings Release
4th Quarter and Fiscal Year of 2018

Financial Statement including Raízen

Cosan Limited Proforma (including 50% of Raízen)

Indicators	4Q18	4Q17	Chg.%	3Q18	Chg.%	2018	2017	Chg.%
BRL mln	(oct-dec)	(oct-dec)	4Q18/4Q17	(jul-sep)	4Q18/3Q18	(Jan-Dec)	(Jan-Dec)	2018/2017
EBITDA	3,024.9	2,879.0	5.1%	1,872.6	61.5%	8,356.6	8,104.6	3.1%
Adjusted EBITDA	2,271.5	1,895.1	19.9%	2,147.2	5.8%	8,231.1	7,834.3	5.1%
Investments	1,113.1	1,161.5	-4.2%	865.7	28.6%	4,434.4	3,904.8	13,6%

Income Statement for the Period	4Q18	4Q17	Chg.%	3Q18	Chg.%	2018	2017	Chg.%
BRL mln	(oct-dec)	(oct-dec)	4Q18/4Q17	(jul-sep)	4Q18/3Q18	(Jan-Dec)	(Jan-Dec)	2018/2017
Net Revenue	18,801.2	14,717.2	27.7%	17,219.3	9.2%	66,003.1	55,016.4	20.0%
Cost of Goods and Services Sold	(16,774.4)	(12,806.1)	31.0%	(15,236.1)	10.1%	(58,499.2)	(47,586.7)	22.9%
Gross profit	2,026.8	1,911.2	6.0%	1,983.1	2.2%	7,503.9	7,429.7	1.0%
Selling, general & administrative expenses	(1,063.9)	(1,001.7)	6.2%	(929.5)	14.5%	(3,738.1)	(3,615.4)	3.4%
Other net operating income (expenses)	1,129.0	994.5	13.5%	(7.3)	n/a	1,260.2	979.7	28.6%
Financial results	181.3	(1,004.2)	n/a	(671.5)	n/a	(1,996.9)	(2,931.3)	-31.9%
Equity Pick-up	52.0	7.0	n/a	(2.3)	n/a	61.9	(10.9)	n/a
Expenses with income and social contribution taxes	(746.8)	(295.3)	n/a	(74.4)	n/a	(981.7)	(775.7)	26.5%
Non-controlling interest	(794.9)	(284.9)	n/a	(235.1)	n/a	(1,133.9)	(525.1)	n/a
Net Income (Loss)	783.5	326.6	n/a	63.0	n/a	975.4	551.0	77.0%

Balance Sheet	4Q18	3Q18
BRL mln	12/31/18	09/30/18
Cash and cash equivalents	5,502	6,217
Marketable Securities	4,219	3,664
Trade accounts receivable	3,352	3,408
Inventories	4,207	3,656
Derivative financial instruments	3,674	3,656
Other current assets	4,118	3,631
Other non-current assets	6,866	6,927
Investments	638	673
Property, plant and equipment	20,603	18,896
Intangible assets	20,265	19,746
Total Assets	73,444	70,473
Loans and borrowings	31,744	31,218
Financial instruments and derivatives	480	971
Trade accounts payable	4,773	5,088
Payroll	567	540
Other current liabilities	4,099	3,126
Other non-current liabilities	13,677	12,904
Shareholders’ Equity	18,105	16,627
Total Liabilities	73,444	70,473

10 of 10

Cosan Limited

Consolidated financial statements as of

December 31, 2018 and 2017

KPMG Auditores Independentes

Rua Arquiteto Olavo Redig de Campos, 105, 6º andar - Torre A

04711-904 - São Paulo/SP - Brasil

Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil

Telefone +55 (11) 3940-1500, Fax +55 (11) 3940-1501

www.kpmg.com.br

Independent Auditor’s Report on the consolidated financial statements

To the Shareholders and Board of Directors of

Cosan Limited

Bermuda

Opinion

We have audited the consolidated financial statements of Cosan Limited (“the Company”), which comprise the statement of financial position as at December 31, 2018, the statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, as well as the corresponding notes, comprising the significant accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of Cosan Limited as at December 31, 2018, and its consolidated financial performance and its cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in section “Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements” of our report. We are independent of the Company in accordance with the relevant ethical requirements included in the Accountant Professional Code of Ethics (“Código de Ética Profissional do Contador”) and in the professional standards issued by the Brazilian Federal Accounting Council (“Conselho Federal de Contabilidade”), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Disclosure of the effects of the initial adoption of IFRS 16 – Leases

See Note 25.1 to the consolidated financial statements.

The key audit matter	How the matter was addressed in our audit

The Company´s subsidiary Rumo S.A. (Rumo) maintain significant commitments arising from lease contracts that are within the scope of IFRS 16 - Leases. This new standard, effective for annual periods beginning on or after January 1st, 2019, introduced complex accounting aspects for the measurement of right of use assets and lease liabilities, especially with respect to determining the discount rates of lease agreements.

In measuring and accounting of the right-of-use asset, as well as the lease liability, the Company´s subsidiary Rumo used complex assumptions and judgments, especially in relation to the discount rate of the lease contract.

Pursuant to IAS 8 - Accounting policies, errors and estimates, the Company´s subsidiary Rumo made the disclosure related to the potential impacts arising from the transition to the new standards based on the existing contracts as at December 31, 2018, among others information required by these standards.

Due to the complexity and judgments involved in determining the discount rates on the lessee’s loan and the relevance of the impacts of this rate on the measurement of the lease liability, as well as the relevance of the disclosures of the effects of the initial adoption of IFRS 16, this matter was considered significant for our audit.

We evaluated the process and controls implemented by the Company´s subsidiary Rumo to capture the information needed to disclose the potential impact of applying the new standards and other information required by accounting standards. With the assistance of our corporate finance specialists, we evaluate the assumptions used in determining the discount rates. We also evaluated the judgments applied by Company´s subsidiary Rumo for the other assumptions used as lease term and aggregate costs to the estimated value of the right of use asset. We evaluated the disclosures and performed tests on the lease contracts basis used to support the disclosed amounts.

Based on the evidence obtained from the procedures described above, we considered that the effects of the initial adoption of IFRS 16 - Leases and the respective disclosures are acceptable in the context of the financial statements taken as a whole, for the year ended December 31, 2018.

Unbilled revenue

See Note 17 to the consolidated financial statements.

The key audit matter	How the matter was addressed in our audit

On a monthly basis, the Company´s subsidiary Companhia de Gás de São Paulo (Comgás) recognizes revenue from gas sales operations based on the measurement of its customers’ consumption. This consumption measurement and its billing occurs in monthly cycles whose dates may differ from the monthly accounting closing dates.

Unbilled revenue is recognized for that interval of time between the date of the last measurement and the end of the month based on an estimate that takes into account the volume of gas consumed per customer segment and its measurement based on the different applicable tariffs for each segment.

The balance of unbilled revenue for the year ended December 31, 2018 is R$ 430,596.

Due to the relevance of the unbilled revenue balance and the judgment to estimate the allocation of the gas volume among the customer segments during the interval of time between the date of the last measurement and the end of the month, this matter was considered significant for our audit.

We evaluated the key controls for allocating the gas volume between customer segments during the interval of time between the date of the last measurement and the end of the month.

We performed, among others, the following procedures:

i.   Vouching test, based on sampling, of the information that was used by the Company´s subsidiary as the basis for allocating the gas volume per customer segment.

ii.  Recalculation of unbilled revenue by customer segment, including evaluation of the key assumptions used.

iii.   Independent estimate of the allocation of the gas volume per customer segments considering the historical consumption at the end of the year and comparison to the estimated volume per segment calculated by the Company´s subsidiary.

iv.   Comparison of the tariffs used for valuation of revenue per customer segment, with the tariffs determined by the regulatory agency.

v.  Comparison of the average consumption assumption estimated by the Company´s subsidiary with the actual average consumption referring to the billing of the subsequent cycle occurred in January 2019.

vi.   Reconciliation of unbilled revenue balance with accounting records.

We have also considered if the disclosures made in the financial statements included the relevant aspects required by the applicable financial reporting frameworks.

Based on the evidence obtained through the procedures summarized above, we considered that the unbilled revenue balance is acceptable in the context of the financial statements taken as a whole, for the year ended December 31, 2018.

Recoverability of deferred taxes assets

See Note 13 to the consolidated financial statements.

The key audit matter	How the matter was addressed in our audit

The Company’s subsidiaries Cosan Lubrificantes e Especialidades S.A. and Rumo S.A. recognized deferred taxes assets related to temporary differences and tax loss carry-forward, which are considered recoverable based on the generation of future taxable profits.

The estimated availability of future taxable profits requires judgment for the projections and interpretation of tax laws. The recoverable amount of the deferred taxes assets recognized may vary significantly if different assumptions are applied to the projection of future taxable profits and to the capacity to use tax loss carry-forward, which may impact the deferred tax asset recognized in the consolidated financial statements and at the effective tax rate of the period and the corresponding disclosures. For these reasons, this matter was considered significant for our audit.

We evaluated the key internal controls related to the preparation and review of the projection of future taxable profits, specifically the business plan and budget. We compared the budget approved for the previous year with the actual results incurred in order to confirm the reliability of the projections of future results. With the assistance of our corporate finance specialists, we evaluated the reasonableness of the main assumptions used to support the projection of future taxable profits, including growth and discount rates. Additionally, with the assistance of our tax specialists, we considered the appropriateness of the applying tax laws and tax deductions in calculating the deferred taxes. We also assessed whether the projections indicated sufficient future taxable profits against which the tax loss carry-forward and deductible temporary differences could be used, as well as the adequacy of the disclosures made in the consolidated financial statements.

Based on the evidence obtained from the procedures described above, we considered that the amount of deferred taxes assets and the corresponding disclosures are acceptable in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2018.

Equity method on jointly-controlled entity

See Note 9 to the consolidated financial statements.

The key audit matter	How the matter was addressed in our audit
The Company has an indirect interest in the jointly-controlled entity Raízen Energia S.A., which operates in the production and trade of sugar, ethanol and cogeneration of energy, mainly produced from sugarcane bagasse. Due to the segment in which it operates, the valuation of biological assets is subject to a significant judgment involving: estimated harvest area, productivity forecast, discount rates, quantity and projected prices. Due to the relevance of the investment in Raízen Energia S.A. and due to the degree of judgment and estimates used in the valuation of biological assets, this matter was considered significant for our audit.

We planned and communicated the scope of our work, discussed the risks of material misstatement and sent instructions to the auditors of the jointly-controlled entity. We held meetings with the auditors responsible for the jointly-controlled entity, and evaluated the work performed on the valuation of biological assets, the audit evidence obtained and the documentation of the experts involved in the audit of the jointly-controlled entity. We have analyzed the communications and reports submitted by the jointly-controlled entity’s auditor, as well as the procedures performed and the conclusions reached, specifically the determination of materiality, the effect of uncorrected misstatements and audit procedures performed to address the risks. We also evaluated the adequacy of the disclosures made in the consolidated financial statements.

As a result of the evidence obtained from the procedures described above we considered the balance of investment in joint-controlled entity and the amount of the equity pick-up recognized by the Company acceptable in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2018.

Other information accompanying the consolidated financial statements and the auditor’s report

Management is responsible for the other information comprising the management report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and international standards on auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and international standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

–

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

–

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

–	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

–

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

–

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

–

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 21, 2019

KPMG Auditores Independentes

CRC 2SP014428/O-6

Rogério Hernandez Garcia

Accountant CRC 1SP213431/O-5

F-7.1

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais—R$)

	Note	December 31, 2018	December 31, 2017
Assets
Cash and cash equivalents	5.1	3,621,798	4,555,177
Marketable securities	5.2	4,202,835	3,853,343
Trade receivables	5.3	1,545,643	1,277,766
Derivative financial instruments	5.9	181,815	317,763
Inventories	7	716,290	663,061
Receivables from related parties	5.4	44,680	30,059
Income tax receivable		279,157	312,274
Other current taxes receivable	6	796,199	327,410
Dividends receivable		27,320	13,466
Other financial assets		—	1,340,000
Other current assets		543,853	343,617

Total current assets		11,959,590	13,033,936
Trade non-current receivables	5.3	42,549	44,654
Restricted cash	5.2	115,124	225,634
Deferred tax assets	13	1,540,693	1,636,080
Receivables from related parties	5.4	90,390	169,755
Income tax receivable		260,330	247,996
Other non-current taxes receivables	6	851,492	778,820
Judicial deposits	14	878,807	766,107
Derivative financial instruments	5.9	2,367,042	844,450
Other non-current assets		190,060	472,753
Investments in associates	8.1	378,519	301,342
Investments in joint ventures	9	8,077,907	8,447,799
Property, plant and equipment	10.1	12,417,822	11,681,575
Intangible assets and goodwill	10.2	17,190,391	16,973,610

Total non-current assets		44,401,126	42,590,575

Total assets		56,360,716	55,624,511

The accompanying notes are an integral part of these financial statements.

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais—R$)

	Note	December 31, 2018	December 31, 2017
Liabilities
Loans, borrowings and debentures	5.5	2,115,305	3,903,392
Leases	5.6	120,491	261,344
Real estate credit certificates		—	86,745
Derivative financial instruments	5.9	3,880	1,520
Trade payables	5.7	1,923,920	2,433,995
Employee benefits payables		339,968	291,080
Income tax payable		36,164	21,146
Other taxes payables	12	245,587	418,878
Dividends payable		187,415	191,478
Concessions payable	11	28,797	27,413
Payables to related parties	5.4	355,971	328,263
Deferred revenue		9,473	11,529
Other financial liabilities		455,702	382,702
Other current liabilities		418,145	662,835

Total current liabilities		6,240,818	9,022,320
Loans, borrowings and debentures	5.5	20,459,008	17,785,554
Leases	5.6	432,859	682,794
Preferred shareholders payable in subsidiaries	5.8	1,097,490	1,442,679
Derivative financial instruments	5.9	21,834	113,565
Other taxes payables	12	154,599	161,637
Provision for legal proceedings	14	1,363,168	1,348,157
Concessions payable	11	3,179,771	2,905,921
Post-employment benefits	22	579,870	485,459
Deferred tax liabilities	13	4,093,019	3,902,310
Deferred revenue		42,044	56,495
Other non-current liabilities		726,880	658,207

Total non-current liabilities		32,150,542	29,542,778

Total liabilities		38,391,360	38,565,098

Shareholders’ equity	15
Share capital		5,328	5,328
Additional paid-in capital		3,112,274	3,245,543
Accumulated other comprehensive loss		(587,173)	(394,212)
Retained earnings		4,083,974	3,182,098
Equity attributable to:
Owners of the Company		6,614,403	6,038,757
Non-controlling interests	8.2	11,354,953	11,020,656

Total shareholders’ equity		17,969,356	17,059,413

Total shareholders’ equity and liabilities		56,360,716	55,624,511

The accompanying notes are an integral part of these financial statements.

Cosan Limited

Consolidated statement of profit or loss and other comprehensive income

(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	December 31, 2018		December 31, 2017		December 31, 2016
Net sales	17		16,843,933		13,582,463		12,518,139
Cost of sales	18		(12,119,917)		(9,232,210)		(8,317,490)

Gross profit			4,724,016		4,350,253		4,200,649
Selling expenses	18		(1,023,485)		(1,068,663)		(1,037,542)
General and administrative expenses	18		(981,834)		(935,290)		(1,000,734)
Other income (expenses), net	19		738,151		877,599		(116,302)

Operating expenses			(1,267,168)		(1,126,354)		(2,154,578)
Profit before equity in earnings of investees, finance results and taxes			3,456,848		3,223,899		2,046,071

Interest in earnings of associates	8		51,473		17,162		(4,440)
Interest in earnings of joint ventures	9		946,282		985,090		1,570,132

Equity in earnings of investees			997,755		1,002,252		1,565,692
Finance expense			(2,849,228)		(3,704,515)		(3,673,356)
Finance income			1,032,725		870,739		1,102,918
Foreign exchange, net			(1,555,215)		(199,777)		997,109
Derivatives			1,760,782		282,054		(1,482,447)

Finance results, net	20		(1,610,936)		(2,751,499)		(3,055,776)
Profit before taxes			2,843,667		1,474,652		555,987

Income tax (expenses), benefits	13
Current			(464,867)		(134,517)		(228,634)
Deferred			(295,620)		(293,838)		166,932

			(760,487)		(428,355)		(61,702)

Profit from continuing operations			2,083,180		1,046,297		494,285
Loss from discontinued operation, net of tax			—		—		(35,262)

Profit for the year			2,083,180		1,046,297		459,023

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Gain on share subscription of subsidiary			—		9,000		6,000
Actuarial loss on defined benefit plan			(82,286)		(24,121)		(87,037)
Taxes over actuarial loss on defined benefit plan			27,977		8,201		29,988

			(54,309)		(6,920)		(51,049)
Items that are or may subsequently be reclassified to profit or loss:
Foreign currency translation effect			(161,574)		(50,085)		146,092
Gain on cash flow hedge in joint ventures			6,883		204,611		45,778
Changes in fair value of financial assets			244		3,459		(70)

			(154,447)		157,985		191,800
Total other comprehensive (loss) income, net of tax			(208,756)		151,065		140,751

Comprehensive income—Continued operation			1,874,424		1,197,362		599,774
Comprehensive income—Discontinuing operations			—		—		(124,629)

Total comprehensive income			1,874,424		1,197,362		475,145
Total net income attributable to:
Owners of the Company			975,448		551,021		277,804
Non-controlling interests			1,107,732		495,276		181,219

			2,083,180		1,046,297		459,023
Total comprehensive income attributable to:
Owners of the Company			782,487		637,263		275,557
Non-controlling interests			1,091,937		560,099		199,588

			1,874,424		1,197,362		475,145
Basic earnings (loss) per share from:
Continuing operations	16	R$	3.9967	R$	2.0951	R$	1.2283
Discontinuing operations	16		—		—	(R$	0.1788)

		R$	3.9967	R$	2.0951	R$	1.0495
Diluted earnings (loss) per share from:
Continuing operations	16	R$	3.8271	R$	2.0468	R$	1.1577
Discontinuing operations	16		—		—	(R$	0.1780)

		R$	3.8271	R$	2.0468	R$	0.9797

The accompanying notes are an integral part of these financial statements.

Cosan Limited

Consolidated statement of changes in equity

(In thousands of Brazilian Reais—R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2016	5,328	4,006,562	(478,207)	2,380,035	5,913,718	10,275,532	16,189,250
Net income for the year	—	—	—	277,804	277,804	181,219	459,023
Other comprehensive income (Note 15):
Gain on cash flow hedge in joint ventures	—	—	28,746	—	28,746	17,032	45,778
Foreign currency translation effects	—	—	112,770	—	112,770	33,322	146,092
Actuarial loss on defined benefit plan	—	—	(22,839)	—	(22,839)	(34,210)	(57,049)
Investment property	—	—	(118,832)	118,832	—	—	—
Fair value of financial assets	—	—	(5,797)	5,797	—	—	—
Gain on share subscription of a subsidiary	—	—	3,751	—	3,751	2,249	6,000
Change in fair value of financial assets	—	—	(46)	—	(46)	(24)	(70)

Total comprehensive income for the year	—	—	(2,247)	402,433	400,186	199,588	599,774

Contributions by and distributions to owners of the Company:
Share options exercised—Subsidiaries	—	23,684	—	—	23,684	13,643	37,327
Dividends—non-controlling interests	—	(8,106)	—	—	(8,106)	8,106	—
Dividends	—	—	—	(86,470)	(86,470)	(888,935)	(975,405)
Write-off of investment	—	—	—	—	—	(1,622,005)	(1,622,005)
Share-based payment transactions	—	6,949	—	—	6,949	4,672	11,621

Total contributions by and distributions to owners of the Company	—	22,527	—	(86,470)	(63,943)	(2,484,519)	(2,548,462)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	22,502	—	—	22,502	1,746,685	1,769,187

At December 31, 2016	5,328	4,051,591	(480,454)	2,695,998	6,272,463	9,737,286	16,009,749

The accompanying notes are an integral part of these financial statements.

Cosan Limited

Consolidated statement of changes in equity

(In thousands of Brazilian Reais—R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2017	5,328	4,051,591	(480,454)	2,695,998	6,272,463	9,737,286	16,009,749
Net income for the year	—	—	—	551,021	551,021	495,276	1,046,297
Other comprehensive income (Note 15):
Gain on cash flow hedge in joint ventures	—	—	127,994	—	127,994	76,617	204,611
Foreign currency translation effects	—	—	(42,055)	—	(42,055)	(8,030)	(50,085)
Actuarial loss on defined benefit plan	—	—	(7,445)	—	(7,445)	(8,475)	(15,920)
Gain on share subscription of a subsidiary	—	—	5,598	—	5,598	3,402	9,000
Change in fair value of financial assets	—	—	2,150	—	2,150	1,309	3,459

Total comprehensive income for the year	—	—	86,242	551,021	637,263	560,099	1,197,362

Contributions by and distributions to owners of the Company:
Capital increase in subsidiary	—	—	—	—	—	2,052,962	2,052,962
Dividends—non-controlling interests	—	(19,725)	—	—	(19,725)	19,725	—
Share options exercised—Subsidiaries	—	23,477	—	—	23,477	13,489	36,966
Dividends	—	—	—	(64,921)	(64,921)	(727,224)	(792,145)
Treasury shares acquired	—	(704,225)	—	—	(704,225)	—	(704,225)
Share-based payment transactions	—	55,478	—	—	55,478	8,180	63,658

Total contributions by and distributions to owners of the Company	—	(644,995)	—	(64,921)	(709,916)	1,367,132	657,216

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(161,053)	—	—	(161,053)	(643,861)	(804,914)

At December 31, 2017	5,328	3,245,543	(394,212)	3,182,098	6,038,757	11,020,656	17,059,413

The accompanying notes are an integral part of these financial statements.

Cosan Limited

Consolidated statement of changes in equity

(In thousands of Brazilian Reais—R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At December 31, 2017	5,328	3,245,543	(394,212)	3,182,098	6,038,757	11,020,656	17,059,413
Adjustment on initial application of IFRS 9, net of tax—Note 3.3	—	—	—	(3,950)	(3,950)	(4,738)	(8,688)

At January 1, 2018	5,328	3,245,543	(394,212)	3,178,148	6,034,807	11,015,918	17,050,725
Net income for the year	—	—	—	975,448	975,448	1,107,732	2,083,180
Other comprehensive income (Note 15):
Gain on cash flow hedge in joint ventures	—	—	4,961	—	4,961	1,922	6,883
Foreign currency translation effects	—	—	(169,823)	—	(169,823)	8,249	(161,574)
Actuarial loss on defined benefit plan	—	—	(28,245)	—	(28,245)	(26,064)	(54,309)
Change in fair value of financial assets	—	—	146	—	146	98	244

Total comprehensive income for the year	—	—	(192,961)	975,448	782,487	1,091,937	1,874,424

Contributions by and distributions to owners of the Company:
Dividends—non-controlling interests	—	(12,368)	—	—	(12,368)	12,368	—
Share options exercised—Subsidiaries	—	14,795	—	—	14,795	9,753	24,548
Dividends	—	—	—	(69,622)	(69,622)	(355,871)	(425,493)
Business combination	—	—	—	—	—	7,199	7,199
Share-based payment transactions	—	44,122	—	—	44,122	9,496	53,618

Total contributions by and distributions to owners of the Company	—	46,549	—	(69,622)	(23,073)	(317,055)	(340,128)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(179,818)	—	—	(179,818)	(435,847)	(615,665)

At December 31, 2018	5,328	3,112,274	(587,173)	4,083,974	6,614,403	11,354,953	17,969,356

The accompanying notes are an integral part of these financial statements

Cosan Limited

Consolidated statement of cash flows

(In thousands of Brazilian Reais—R$ unless otherwise stated)

	Note	December 31, 2018	December 31, 2017	December 31, 2016
Cash flows from operating activities
Profit before taxes		2,843,667	1,474,652	555,987
Adjustments for:
Depreciation, amortization and impairment		2,061,344	1,938,393	1,735,332
Lease and concession	11	199,405	193,252	193,637
Interest in earnings of associates	8.1	(51,473)	(17,162)	4,440
Interest in earnings of joint ventures	9	(946,282)	(985,090)	(1,570,132)
Loss on disposals assets		684	43,068	24,006
Share-based payment		55,246	52,016	11,621
Legal proceedings provision		113,829	172,351	97,435
Indexation charges, interest and exchange, net		1,819,710	2,861,772	3,188,277
Provisions for employee benefits		184,859	166,298	150,334
Allowance for doubtful accounts		14,603	31,838	27,226
Sales of credit rights		—	(1,039,966)	—
Indemnity	19	(726,000)	—	—
Recovering tax credits	6	(338,040)	—	—
Other		(6,371)	(36,448)	(308,572)

		5,225,181	4,854,974	4,109,591
Changes in:
Trade receivables		(172,743)	(252,079)	(8,427)
Inventories		(8,784)	(40,224)	6,690
Taxes, net		(639,112)	(338,192)	103,969
Related parties, net		(54,871)	(1,215)	13,066
Trade payables		381,849	174,248	(138,690)
Employee benefits		(160,740)	(121,540)	(127,487)
Provision for legal proceedings		(132,215)	(79,206)	(56,145)
Other financial assets		40,106	90,966	(55,000)
Judicial deposits		(76,017)	(32,224)	(29,614)
Discontinued operation		—	—	70,087
Cash received on sale of credit rights	1	1,340,000	—	—
Post-employment benefits		(34,904)	(30,617)	(30,262)
Concessions payable		(105,848)	(111,922)	(107,729)
Other assets and liabilities, net		(223,974)	(24,868)	(114,661)

		152,747	(766,873)	(474,203)
Net cash generated by operating activities		5,377,928	4,088,101	3,635,388

Cash flows from investing activities
Capital contribution in associates		(7,517)	(15,320)	(22,802)
Non-controlling interest acquisition		—	—	(54,122)
Acquisition of subsidiary, net of cash acquired		(135,648)	(116,514)	—
Marketable securities		(148,306)	(2,331,232)	(626,279)
Restricted cash		111,672	(24,635)	59,162
Dividends received from associates		15,327	13,929	12,229
Dividends received from joint ventures		1,292,127	1,346,460	1,230,367
Acquisition of property, plant and equipment, intangible assets and investments		(2,628,241)	(2,457,458)	(2,190,505)
Put option exercised paid		—	—	(186,052)
Other receivables from related parties		—	—	11,338
Discontinued operation		—	—	(13,934)
Net cash from sale of discontinued operations		—	(689)	1,053,768
Cash received on sale of fixed assets, and intangible assets		1,817	8,097	(189)

Net cash used in investing activities		(1,498,769)	(3,577,362)	(727,019)

Cosan Limited

Consolidated statement of cash flows

(In thousands of Brazilian Reais—R$ unless otherwise stated)

	Note	December 31, 2018	December 31, 2017	December 31, 2016
Cash flows from financing activities
Loans, borrowings and debentures raised	5.5	3,761,058	6,248,712	7,527,792
Repayment of principal on loans, borrowings and debentures	5.5	(5,342,670)	(3,839,633)	(7,203,109)
Payment of interest on loans, borrowings and debentures	5.5	(1,465,666)	(1,602,034)	(1,449,181)
Derivative financial instruments		287,286	(274,701)	(373,608)
Payment of principal on financing leases	5.6	(384,752)	(348,114)	(413,267)
Payment of interest on financing leases	5.6	(150,799)	(283,430)	(330,452)
Repayments of advance of real estate credits		(91,842)	(129,503)	(128,932)
Proceeds from issuing shares		—	2,030,212	1,979,174
Payments to redeem entity’s shares		(607,932)	(780,931)	—
Non-controlling interest subscription		4,163	20,375	28,764
Acquisition of non-controlling interests		(268,322)	(554,045)	—
Dividends paid		(871,480)	(1,089,840)	(1,440,544)
Discontinued operation		—	—	(53,272)
Share options exercised		24,548	37,184	37,327

Net cash used in financing activities		(5,106,408)	(565,748)	(1,819,308)
(Decrease) increase in cash and cash equivalents		(1,227,249)	(55,009)	1,089,061

Cash and cash equivalents at beginning of year		4,555,177	4,499,588	3,505,824

Effect of exchange rate Fluctuations on cash held		293,870	110,598	(95,297)

Cash and cash equivalents at end of year		3,621,798	4,555,177	4,499,588

Additional information
Income tax paid		315,278	90,099	83,376

The accompanying notes are an integral part of these financial statements.

•	Non-cash transaction

Recognition of tax assets related to the exclusion of a tax on sales and services which applies to goods, and transportation and communication (Imposto sobre Operações relativas à Circulação de Mercadorias e Prestação de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação), or “ICMS,” from the calculation basis of PIS and COFINS (respectively, the profit participation contribution and the social security financing contribution, both of which are social contributions due on certain revenues net of some expenses) contributions to the subsidiaries Rumo S.A. (“Rumo”), Companhia de Gás de São Paulo – (“Comgás”) and Cosan Lubrificantes e Especialidades S.A. (“CLE”), in the amount of R$ 431,283, which R$ 326,987 is recorded under “Recovering tax credits” and R$ 104,296 as of “Indexation charges, interest and exchange, net”, respectively.

Usually, the Company and its subsidiaries acquire assets with a term payment, and do not generate impacts on the statement of cash flows, for the year ended December 31, 2018 there were no impacts of this nature.

Intangible addition in the amount of R$ 128,654 and accounts payable in the amount of R$ 129,038 related to the new agreement entered between the subsidiary CLE and Exxon Mobil Lubricants Trading Company (“Exxon Mobil”) (note 1).

•	Disclosure of interest and dividends

The Company discloses the dividends and interest on shareholders’ equity received as cash flow from investing activities, with the purpose of avoiding distortions in its cash flows from operation activities.

Interest received or paid is classified as cash flow from financing activities, as it is considered to refer to the costs of obtaining financial resources.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

1	Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange, or “NYSE,” (ticker—CZZ). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. and Cosan Logística S.A. (“Cosan Logística”) through a 60.25% and 72.50% interest, respectively. Cosan, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company.”

In November 2016, Cosan S.A. and Shell International Petroleum Company Limited (“Shell”) executed amendments to certain agreements between them to remove the fixed date call options over Raízen Energia S.A. (“Raízen Energia”) and Raízen Combustíveis (“Raízen Combustíveis”) or the “Joint Ventures,” shares exercisable in 2021 and 2026, and replace them with certain call and put options exercisable by Shell or Cosan S.A. upon the occurrence of certain events including, among others: (i) fundamental breaches of the obligations provided for in the agreements governing the Joint Venture; (ii) breach of anticorruption laws, (iii) insolvency or bankruptcy of a party, (iv) change of control, and (v) in the event of the death or disability of Cosan S.A.’s current Chairman, Mr. Rubens Ometto Silveira Mello. Moreover, Cosan S.A. and Shell agreed to renew the existing lock-up period for five years from the date of the execution of the amendment, following which the parties may sell their shares in each of Raízen Energia and Raízen Combustíveis subject to compliance with certain preemption rights in each other’s favor.

On February 23, 2017, TPG VI Fundo de Investimento em Participações (“TPG”), a shareholder of Rumo, exercised its right to exchange 11,479,987 shares issued by Rumo for shares issued by Cosan S.A. pursuant to the shareholders’ agreement entered into in 2010, subsequently added, between Cosan Logística, TPG, GIF, Cosan S.A. and the Company. Cosan S.A. and GIF agreed to settle financially the stock replacement obligation through of payment of R$ 275,780 and the shares received were valued at fair value in the amount of R$ 97,924 and recorded as capital reserve.

On October 16, 2017, Shell Gas B.V., Integral Investments B.V. and Shell Brazil Holding B.V. (“Shell Brazil”) exercised their put option on the shares issued by Comgás S.A. against Cosan S.A., which transferred its 16.77% of Comgás S.A share capital to Cosan S.A and received from Cosan 17,187,937 shares issued by Cosan S.A. (4.21% share capital).

On December 21, 2017, there was a sale of credit rights related to the assets recorded in the statement of financial position and also the contingent assets in the amount of R$ 1,340,000 (“purchase price”), arising from certain lawsuits, aiming at condemning the Union as a result of the fixing of sugar and alcohol prices below their cost of production. The amount was received on January 31, 2018, as shown at statement of cash flows.

On March 19, 2018, the subsidiary CLE entered into an agreement with Exxon Mobil which grants the exclusive production, import, distribution and marketing rights in Brazil, Bolivia, Paraguay and Uruguay of lubricants and certain other related products under the Mobil brand until November 30, 2038. This agreement came into force on December 1, 2018.

On April 19, 2018, the Company submitted to the São Paulo Stock, Commodities and Futures Exchange (B3 S.A. – Brasil, Bolsa, Balcão), or “B3,” a proposal relating to the discontinuation of our BDR program pursuant to the procedure set forth in the B3’s Issuer Guide (Manual do Emissor). Once completed, we will take the requisite steps to complete our deregistration with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or “CVM,” and the delisting of our BDRs from the B3. The discontinuation of our BDR program is intended to reduce our regulatory costs and concentrate liquidity of the Company’s stock on the NYSE.

On April 20, 2018, the General Meeting approved the merger of Brado Holding S.A., Rumo Malha Norte Holding Ltda. and Tezza Consultoria de Negócios Ltda. by “Rumo”, so that the merged companies will be extinguished and “Rumo” will succeed the merged ones. This transaction serves the interest of the parties and their shareholders, generating benefits to the parties by providing administrative efficiency and reducing operating costs. In addition, the incorporation of PGT S.A. was approved by ALL Armazéns Gerais Ltda.

On April 24, 2018, Raízen Combustíveis and its subsidiary Raízen Argentina Holdings S.A.U. entered into a contract for the acquisition of Shell’s downstream business in Argentina through the acquisition of 100% of the shares issued by Shell Compañía Argentina de Petróleo S.A and Energina Compañía Argentina de Petróleo S.A. (“Shell Argentina”). The acquisition process was completed on October 1, 2018.

At May 31, 2018, Cosan through its subsidiary Cosan Lubes Investments Limited (“CLI”), acquired control of the companies TTA—SAS Techniques et Technologie Appliquées (“TTA”), LubrigrupoII, S.A. (“LubrigrupoII”), in the amount of R$ 44,235 and R$ 11,339 respectively, generating an additional goodwill in the Lubricants segment of R$ 23,618 and R$ 6,856, respectively. The transferred consideration, net of cash received, totaled R$ 33,028 and R$ 10,044, respectively.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

On June 30, 2018, the contingent consideration regarding the acquisition of Stanbridge Group Limited (“Stanbridge”) in November 2017 by the subsidiary Moove Lubricants Limited (“Moove Lubricants”) – previously called as “Comma Oil Chemicals Limited,” was increased by R$ 31,726 (Note 10.2), due to the fulfillment of certain contractual conditions that resulted in an adjustment to the acquisition accounting.

Additionally, part of the purchase price was allocated in “Customer Relationship” at the amount of R$ 136,499 (Note 10.2).

On August 7, 2018 BNDES approved financing in the amount of R$ 2,887,298, for the subsidiary Rumo S.A., to support investments in the concession of rail freight transportation. On December 27, 2018, the amount of R$ 799,999 was raised.

At December 20, 2018, Cosan through its subsidiary CLI, acquired control of the company Commercial Lubricants, LLC (d/b/a Metrolube) (“Metrolube”), in the preliminary amount of R$ 112,858, generating an additional goodwill in the Lubricants segment of R$ 67,548. The transferred consideration, net of cash received, totaled R$ 112,858.

On December 21, 2018, the subsidiary CLI and CVC Fund VII (“CVC”) entered into an investment agreement in which there will be a contribution of R$ 562,000 through the issuance of new common shares representing approximately 30% of Moove’s capital. Of the total capital increase, Moove will receive R$ 434,000 on the closing of the transaction and up to approximately R$ 128,000 until 2021, if certain targets defined in the Investment Agreement are met, without any change in the ownership interest. The conclusion of the transaction will be subject to the conditions precedent, including regulatory approvals, corporate restructuring and applicable bids.

As announced to the market, on August 2, 2018, the Civil Police of the State of Paraná launched on July 31, 2018, the Operation “Controlled Margin,” with the objective of collecting statements and obtaining documents from employees of fuel distributors operating in Paraná, including Raízen Combustíveis, on suspicion of possible practices to control the final price of fuel sold at retailers located in that region. On the same date, search and seizure warrants were executed and three of Raízen’s employees were temporarily arrested and on August 3, 2018, the court determined the release of them. To this moment, in view of the existing information, no irregular conduct may be attributed to Raízen or its employees. No complaints were filed against any employees of Raízen, and no court order was issued determining the freeze of any assets or funds in its bank accounts.

In addition, also on July 31, 2018, in connection with the so-called “Operação Dubai,” the Prosecution Office of the Federal District filed a complaint against, among other parties, Raízen and one employee on the grounds of alleged anticompetitive practice. In this context, the assessment of Raízen Combustíveis, on the basis of the information available, is that the above claims do not find factual and legal support. In an autonomous action and aiming to obtain indemnification for the damages potentially suffered by the civil society due to these conducts, the Prosecution Office filed a redress action in the face of all those involved, which is in the initial stage of the proceedings. There is an application for the blocking of assets and securities against, among others, Raízen Combustíveis, in the amount of R$ 120,000 which was not effected due to guarantees given in court. Both procedures are being defended and appealed to, since Raízen Combustíveis understands that there are no elements that constitute the responsibility of its or its representatives in the investigated practices.

There was no relevant update on this topic since the disclosure of the material fact up to the year ended December 31, 2018.

At the present date there is no definitive decision or material impact on the business.

However, if the operations prove to be true in the future, any penalties may have an effect on the future financial position, profit or loss from operation and cash flows of Raízen Combustíveis. Regarding to the financial statements of Raízen Combustíveis, it is currently not practicable to determine whether there is any probable loss arising from a present obligation in view of a past event or a reasonable measure regarding the possible provision for contingencies on this matter in this financial information, through interest in earnings of joint ventures.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

2	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The relevant information of the financial statements, and only them, are being evidenced and correspond to those used by management in its management.

These consolidated financial statements were authorized for issue by the Board of Directors on February 15, 2019.

Certain amounts of the comparative balances, in the statements of profit or loss, statements of cash flows and in the notes 4, 5, 5.1, 5.5, 5.9, 5.10, 13, 14 and 22, were reclassified to improve the disclosures in the financial statements. These reclassifications had inconsequential impacts on the Company’s financial statements.

3	Accounting policies

Accounting policies are included in the relevant notes to the consolidated financial statements. The accounting policies below are applied throughout the financial statements.

3.1	Functional and presentation currency

The consolidated financial statements are presented in Brazilian Reais. However, the functional currency of Cosan Limited is the U.S. Dollar (U.S.$). The Brazilian Real is the functional currency of Cosan S.A., Cosan Logística, its subsidiaries and joint ventures, located in Brazil, as it is the currency of the primary economic environment in which they operate, generate and expend cash. The main functional currency for the subsidiaries located outside Brazil is U.S. Dollar, Euro or the Pound Sterling.

Transactions in foreign currencies are translated to the respective functional currencies of each subsidiary using the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency using the exchange rate at the reporting date.

The assets and liabilities derived from foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Brazilian Reais using the exchange rates at the reporting date. Income and expenses of foreign operations are translated to Brazilian Reais using the exchange rates at the dates of the transactions.

Foreign currency translation are recognized and presented in other comprehensive income (loss) in equity. However, if the foreign operation is a non-wholly owned subsidiary, then the relevant proportion of the translation difference is allocated to non-controlling interests. When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.

These consolidated financial statements have been translated to the Brazilian Real using the following criteria:

a)	assets and liabilities have been translated using the exchange rate at the statement of financial position date;

b)	statement of profit or loss, comprehensive income and statement of cash flows have been translated using the monthly average exchange rate; and

c)	shareholders’ equity has been translated using the historical exchange rate.

Translation effects have been recognized in shareholders’ equity in “Foreign currency translation effects.”

The consolidated financial statements of each subsidiary included in these consolidated financial statements and equity method investments are prepared based on their respective functional currencies. For subsidiaries whose functional currency is a currency other than the Brazilian Real, asset and liability accounts are translated into the Company’s reporting currency using exchange rates in effect at the date of the statement of financial position, and income and expense items are translated using monthly average exchange rates and shareholders’ equity has been translated using the historical exchange rate. The resulting translation adjustments are reported in a separate component of shareholders’ equity, as cumulative translation adjustment.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

The exchange rates of the Real (R$) for the functional currencies of its subsidiaries on December 31, 2018 and 2017 are:

Currency	December 31, 2018	December 31, 2017
United States dollar (USD)	3,8748	3,3080
Pound Sterling (GBP)	4,9617	4,4714
Euro (EUR)	4,4390	3,9693

3.2	Use of judgments and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses at the end of the reporting period. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis and recognized prospectively. Information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

i.    Note 5.10 – Recognized fair value measurements

ii.    Note 9 – Investments in joint ventures

iii.    Notes 10.1 e 10.2 – Property, plant and equipment

iv.    Note 11.1 – Commitments

v.    Note 13 – Income tax

vi.    Note 14 – Provision for legal proceedings

vii.    Note 22 – Post-employment benefits

viii.    Note 23 – Share-based payment

3.3	Changes in significant accounting policies

i.	IFRS 9 Financial Instruments

The Company applied IFRS 9 with the initial application date of January 1, 2018, retrospectively, except as described below:

•

The Company has adopted the exception of not re-presenting comparative information from previous periods regarding the classification and measurement requirements (including impairment). Differences in the balances of financial assets and liabilities arising from the adoption of IFRS9 were recorded in retained earnings and reserves on January 1, 2018. Thus, the information presented for 2017 generally does not reflect the requirements of IFRS 9, but the requirements of IAS 39;

•

Certain definitions were made based on the facts and circumstances existing at the date of initial application: i) determination of the business model in which a financial asset is held; ii) the designation and revocation of prior designations of certain financial assets and liabilities as measured at fair value through profit or loss; and

•

All hedge relationship designations in accordance with IAS 39 existing as of December 31, 2017 meet the hedging criteria in accordance with IFRS 9 as of January 1, 2018 and are therefore designated as continuing hedge relationships.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

The total impact on the Company’s financial position as at January 1, 2018 is as follows:

Assets
Trades receivables	(10,932)
Investments in joint ventures	(1,340)
Deferred tax	3,584
Equity
Retained earnings	8,688

a)	Classification and measurement

The Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs, except those measured at amortized cost for financial assets that are kept within a business model with the objective of obtaining contractual cash flows that meet the ‘solely payments of principal and interest’ on the principal amount outstanding “SPPI criterion.”

Under IFRS 9, debt financial instruments are subsequently measured at fair value through profit or loss (“FVPL”), amortized cost, or fair value through other comprehensive income (“FVOCI”).

The classification is based on two criteria: the Company’s business model for managing the assets; and whether the instruments’ contractual cash flows represent SPPI criterion.

The evaluation of the Company’s business models was carried out from the date of initial application on January 1, 2018 and retrospectively applied to financial assets that were not derecognized before January 1, 2018. The assessment of whether cash flows contractual debt instruments are solely composed of principal and interest were made based on the facts and circumstances as in the initial recognition of the assets. This category includes trade accounts receivable, cash and cash equivalents, restricted cash, receivables from related parties, other financial assets and dividends and interest on shareholders’ equity receivable. No new measurement of financial assets was carried out.

b)	Impairment

The adoption of IFRS 9 has fundamentally changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach.

The Company recognizes a provision for expected credit loss for its trade receivable. The simplified standard approach is applied and the expected credit losses for the entire life of the asset are calculated. The Company has established a provisioning matrix that is based on the historical experience of credit loss of each business segment, adjusted for specific prospective factors for the debtors and for the economic environment.

The joint ventures Raízen Energia and Raízen Combustívies adopted an expected loss matrix considering the grouping of customers with similar default characteristics, by sales channel and internal rating. The impact of the adoption of the standard was a loss of R$ 2,680 (R$ 1,340 in the interest in earnings of joint ventures of Cosan S.A.).

c)	Hedge accounting

The Company applied the changes of hedge accounting prospectively. At the date of initial application, all of the Company’s existing hedging relationships were eligible to be treated as continuing hedging relationships. Consistent with previous periods, the Company continued to designate the change in the fair value of the entire forward contract in the Company’s cash flow hedge relationships and, as such, the adoption of the hedge accounting requirements of IFRS 9 had no significant impact on the Company’s consolidated financial statements.

According to IAS 39, all gains and losses arising from the Company’s cash flow hedge relationships were eligible to be subsequently reclassified to income. Therefore, after the adoption of IFRS 9, the net cash flow hedge gain or loss was presented under “Other comprehensive income not being reclassified to income.” This amendment applies only prospectively from the date of initial application of IFRS 9 and has no impact on the presentation of comparative figures.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

ii.	IFRS 15 Revenue from Contracts with Customers

The assets deriving from contracts with clients at CLE, which were previously accounted as ‘intangible assets’ are now booked as ‘assets deriving from contracts with clients,’ presented in the statement of financial position in the ‘Other non-current assets (agreements non-current assets).’

The Company has adopted the retrospective method with cumulative transitional effect. In summary, the following adjustments were made to the amounts recognized in the statement of financial position at the date of initial application:

	IAS 18	Reclassification	IFRS 15
Other non-current assets (agreements non-current assets)	—	8,346	8,346
Intangible assets	8,346	(8,346)	—

Additionally, the subsidiary CLE pays fees to the customer in order to obtain a new contract. In most cases, these payments are associated with a volume acquired by the customer and are not capitalized, being recognized as a cost of sales. On December 31, 2018, the incremental costs of obtaining a contract and costs to fulfil a contract was R$ 73,585. In 2017, such fees were recognized as selling expenses when incurred in the amount of R$ 82,941.

4	Segment information

The following segment information is used by Cosan’s senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions with regards to the allocation of resources. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. Cosan evaluates the performance of its operating segments based on the measure of Earnings Before Interest Tax, Depreciation and Amortization (“EBITDA”).

Reported segments:

i.

Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

ii.

Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the Shell brand throughout Brazil and in petroleum refining, fuel distribution, the operation of fuel resellers, the manufacture and sale of automotive and industrial lubricants, and manufacturing and marketing of liquefied petroleum gas throughout Argentina;

iii.	Comgás: distribution of piped natural gas to part of the State of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors;

iv.	Logistic: logistics services for transport, storage and port loading of commodities, mainly for sugar products, leasing or lending of locomotives, wagons and another railway equipment; and

v.

Moove: Production and distribution of lubricants licensed under the Mobil brand in Brazil, Bolivia, Uruguay, Paraguay, Argentina, the United States and European market through the subsidiaries CLE, Stanbridge, TTA, LubrigrupoII, Cosan Lubrificantes S.R.L (“Cosan S.R.L”) and Moove Lubricants under the Comma brand for the European and Asian market and corporate activities (“Moove”).

Reconciliation:

i.

Cosan Corporate: digital wallet platform, other investments, in addition to the corporate activities of the Company. The Cosan Corporate segment includes the subsidiaries responsible for raising funds for the group.

Although, Raízen Energia and Raízen Combustíveis are equity accounted joint ventures and are no longer proportionally consolidated, senior management continues to review segment information. A reconciliation of these segments is presented in the column “Deconsolidation of joint ventures.”

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

	December 31, 2018
	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Comgás	Moove	Logistic	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of profit or loss:
Gross sales	21,296,564	85,793,511	4,497,337	8,695,208	4,381,188	6,988,737	9,273	(111,587,412)	(40,128)	20,034,278
Domestic market(i)	16,271,074	83,350,683	4,497,337	8,695,208	4,242,819	6,689,177	9,273	(104,119,094)	(40,128)	19,596,349
External market(i)	5,025,490	2,442,828	—	—	138,369	299,560	—	(7,468,318)	—	437,929
Net sales	19,798,546	81,960,154	3,243,937	6,840,011	3,449,949	6,584,936	9,165	(105,002,637)	(40,128)	16,843,933
Cost of sales	(18,136,443)	(78,223,747)	(3,074,701)	(4,901,715)	(2,781,084)	(4,465,634)	(11,612)	99,434,891	40,128	(12,119,917)
Gross profit	1,662,103	3,736,407	169,236	1,938,297	668,865	2,119,302	(2,448)	(5,567,746)	—	4,724,016
Selling expenses	(768,831)	(1,378,292)	(128,443)	(613,046)	(393,317)	(12,872)	(4,250)	2,275,566	—	(1,023,485)
General and administrative expenses	(664,690)	(479,848)	(46,400)	(367,670)	(132,336)	(301,698)	(180,130)	1,190,938	—	(981,834)
Other income (expenses), net	570,343	455,250	11,566	763,609	2,391	(65,302)	37,453	(1,037,159)	—	738,151
Equity in earnings of associates	—	(9,953)	—	—	(349)	10,179	2,125,688	9,953	(2,084,045)	51,473
Equity in earnings of joint ventures	22,139	1	—	—	—	—	946,282	(22,140)	—	946,282
Finance results	(318,335)	(445,909)	(7,692)	78,773	(27,279)	(1,208,819)	(453,611)	771,936	—	(1,610,936)
Finance expense	(968,066)	(460,734)	(12,818)	(504,071)	(35,157)	(1,518,156)	(798,507)	1,441,618	6,663	(2,849,228)
Finance Income	583,546	206,718	5,686	581,181	9,928	224,531	223,748	(795,950)	(6,663)	1,032,725
Foreign exchange losses, net	(90,780)	(763,008)	(560)	(93,780)	(26,875)	(668,063)	(766,497)	854,348	—	(1,555,215)
Derivatives	156,965	571,115	—	95,443	24,825	752,869	887,645	(728,080)	—	1,760,782
Income tax (expense)benefit	9,007	(443,136)	(8,221)	(540,995)	(49,439)	(268,440)	98,387	442,350	—	(760,487)

Profit (loss) from continuing operations	511,736	1,434,520	(9,954)	1,258,968	68,536	272,350	2,567,371	(1,936,302)	(2,084,045)	2,083,180

Net income attributable to:
Owners of the Parent	507,580	1,386,362	(9,953)	1,008,191	67,880	54,114	2,562,278	(1,883,989)	(2,717,015)	975,448
Non-controlling interests	4,156	48,158	—	250,777	656	218,236	5,093	(52,314)	632,970	1,107,732

	511,736	1,434,520	(9,953)	1,258,968	68,536	272,350	2,567,371	(1,936,303)	(2,084,045)	2,083,180
Other select data:
Depreciation and amortization	2,147,455	191,114	76,140	464,517	91,972	1,491,306	13,549	(2,414,709)	—	2,061,344
EBITDA	2,968,519	2,514,679	82,099	2,185,707	237,226	3,240,915	2,936,144	(5,565,297)	(2,084,045)	6,515,947
Additions to PP&E, intangible and biological assets	2,573,428	258,066	136,725	531,739	47,346	1,996,746	52,410	(2,968,219)	—	2,628,241
Reconciliation of EBITDA:
Profit (loss) for the year	511,736	1,434,520	(9,954)	1,258,968	68,536	272,350	2,567,371	(1,936,302)	(2,084,045)	2,083,180
Income tax and social contribution	(9,007)	443,136	8,221	540,995	49,439	268,440	(98,387)	(442,350)	—	760,487
Finance results, net	318,335	445,909	7,692	(78,773)	27,279	1,208,819	453,611	(771,936)	—	1,610,936
Depreciation and amortization	2,147,455	191,114	76,140	464,517	91,972	1,491,306	13,549	(2,414,709)	—	2,061,344

EBITDA	2,968,519	2,514,679	82,099	2,185,707	237,226	3,240,915	2,936,144	(5,565,297)	(2,084,045)	6,515,947

(i)	Domestic markets: sales within the countries where each entity is located; external markets: sales export.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

	December 31, 2017
	Reported segments					Reconciliation
	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistic	Cosan Corporate	Deconsolidated effects	Segment eliminations	Consolidated
Statement of profit or loss:
Gross sales	14,060,676	75,681,280	7,097,156	2,787,145	6,332,656	4,285	(89,741,956)	(34,706)	16,186,536
Domestic market	7,903,059	74,080,815	7,097,156	2,730,321	6,062,622	4,285	(81,983,874)	(34,706)	15,859,678
External market	6,157,617	1,600,465	—	56,824	270,034	—	(7,758,082)	—	326,858
Net sales	13,152,678	72,789,148	5,537,857	—	5,946,349	3,441	(85,941,826)	(34,706)	13,582,463
Cost of sales	(10,907,652)	(68,875,292)	(3,492,375)	(1,545,657)	(4,220,988)	(7,896)	79,782,944	34,706	(9,232,210)
Gross profit	2,245,026	3,913,856	2,045,482	583,865	1,725,361	(4,455)	(6,158,882)	—	4,350,253
Selling expenses	(803,157)	(1,345,847)	(652,901)	(386,705)	(28,846)	(211)	2,149,004	—	(1,068,663)
General and administrative expenses	(618,064)	(455,743)	(344,990)	(94,002)	(285,409)	(210,889)	1,073,807	—	(935,290)
Other income (expense), net	(107,953)	312,187	(26,422)	(3,679)	(3,304)	911,004	(204,234)	—	877,599
Finance results	129	(359,767)	(225,541)	(54,370)	(1,665,842)	(805,746)	359,638	—	(2,751,499)
Finance expense	(905,213)	(251,038)	(623,924)	(46,250)	(1,900,092)	(1,134,580)	1,156,251	331	(3,704,515)
Finance income	681,362	134,904	398,758	17,805	261,661	192,845	(816,266)	(331)	870,738
Foreign exchange losses, net	(54,866)	(105,513)	(11,501)	(7,478)	(127,508)	(53,290)	160,379	—	(199,777)
Derivatives	278,846	(138,120)	11,126	(18,447)	100,097	189,279	(140,726)	—	282,055
Interest in earnings of associates	(54,544)	—	—	(7,665)	4,243	1,112,654	54,544	(1,092,070)	17,162
Interest in earnings of joint ventures	—	—	—	—	—	985,090	—	—	985,090
Income tax expense benefit	(78,937)	(615,806)	(235,972)	(20,141)	(10,215)	(162,027)	694,743	—	(428,355)

Profit (loss) from continuing operations	582,500	1,448,880	559,656	17,303	(264,012)	1,825,420	(2,031,380)	(1,092,070)	1,046,297
Total net income attributable to:
Owners of the Company	582,500	1,389,260	364,455	17,303	(79,515)	1,818,468	(1,971,760)	(1,569,690)	551,021
Non-controlling interests	—	59,620	195,201	—	(184,497)	6,952	(59,620)	477,620	495,276

	582,500	1,448,880	559,656	17,303	(264,012)	1,825,420	(2,031,380)	(1,092,070)	1,046,297
Other selected data:
Depreciation and amortization	2,131,088	635,920	496,755	82,898	1,341,687	17,053	(2,767,008)	—	1,938,393
EBITDA	2,792,396	3,060,373	1,517,924	174,712	2,753,732	2,810,246	(5,852,769)	(1,092,070)	6,164,544
Additions to PP&E, intangible and biological assets	2,226,162	853,975	352,958	48,612	2,045,390	10,498	(3,080,137)	—	2,457,458
Reconciliation of EBITDA:
Profit (loss) for the year	582,500	1,448,880	559,656	17,303	(264,012)	1,825,420	(2,031,380)	(1,092,070)	1,046,297
Income tax and social contribution	78,937	615,806	235,972	20,141	10,215	162,027	(694,743)	—	428,355
Finance result, net	(129)	359,767	225,541	54,370	1,665,842	805,746	(359,638)	—	2,751,499
Depreciation and amortization	2,131,088	635,920	496,755	82,898	1,341,687	17,053	(2,767,008)	—	1,938,393

EBITDA	2,792,396	3,060,373	1,517,924	174,712	2,753,732	2,810,246	(5,852,769)	(1,092,070)	6,164,544

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

	December 31, 2016
	Reported segments						Reconciliation
	Raízen Energia	Raízen Combustíveis	Comgás	Radar	Moove	Logistic	Cosan Corporate	Deconsolidated effects	Segment eliminations	Consolidated
Statement of profit or loss:
Goss sales	13,887,406	70,729,562	7,022,449	—	2,530,479	5,496,948	1,176	(84,616,968)	(38,209)	15,012,843
Domestic market	6,859,999	70,729,562	7,022,449	—	2,486,156	5,254,363	1,176	(77,589,561)	(38,209)	14,725,935
External market	7,027,407	—	—	—	44,323	242,585	—	(7,027,407)	—	286,908
Net sales	13,133,737	68,143,047	5,657,246	—	1,883,674	5,014,555	873	(81,276,784)	(38,209)	12,518,139
Cost of sales	(9,967,530)	(64,445,939)	(3,174,134)	—	(1,398,751)	(3,769,147)	(13,667)	74,413,469	38,209	(8,317,490)
Gross profit	3,166,207	3,697,108	2,483,112	—	484,923	1,245,408	(12,794)	(6,863,315)	—	4,200,649
Selling expenses	(732,680)	(1,303,338)	(670,557)	—	(362,045)	(4,649)	(291)	2,036,018	—	(1,037,542)
General and administrative expenses	(567,400)	(447,762)	(332,349)	—	(72,567)	(342,961)	(252,857)	1,015,162	—	(1,000,734)
Other income (expense), net	(15,249)	844,257	(26,437)	—	7,523	(539)	(96,849)	(829,008)	—	(116,302)
Finance results	531,049	(584,487)	(263,169)	—	(77,301)	(1,673,482)	(1,147,709)	53,438	105,885	(3,055,776)
Finance expense	(918,912)	(273,874)	(730,422)	—	(49,102)	(1,951,393)	(1,048,324)	1,192,786	105,885	(3,673,356)
Finance income	653,670	233,453	466,646	—	4,928	302,371	328,973	(887,123)	—	1,102,918
Foreign exchange losses, net	(57,951)	750,939	223,943	—	47,288	76,082	649,796	(692,988)	—	997,109
Derivatives	854,242	(1,295,005)	(223,336)	—	(80,415)	(100,542)	(1,078,154)	440,763	—	(1,482,447)
Interest in earnings of associates	(68,641)	(310)	—	—	(9,755)	8,381	1,066,818	68,951	(1,069,884)	(4,440)
Interest in earnings of joint ventures	—	—	—	—	—	—	1,570,132	—	—	1,570,132
Income tax expense benefit	(658,860)	(673,099)	(369,966)	—	(553)	34,513	310,305	1,331,959	(36,001)	(61,702)

Profit (loss) from continuing operations	1,654,426	1,532,369	820,634	—	(29,775)	(733,329)	1,436,755	(3,186,795)	(1,000,000)	494,285
Profit from discontinued operation, net of tax	—	—	—	69,261	—	—	(123,386)	—	18,863	(35,262)
Total net income attributable to:
Owners of the Company	1,654,338	1,476,244	514,228	21,664	(29,775)	(206,694)	1,313,369	(3,130,582)	(1,334,988)	277,804
Non-controlling interests	88	56,125	306,406	47,597	—	(526,635)	—	(56,213)	353,851	181,219

	1,654,426	1,532,369	820,634	69,261	(29,775)	(733,329)	1,313,369	(3,186,795)	(981,137)	459,023
Other selected data:
Depreciation and amortization	2,192,019	624,395	510,957	—	88,350	1,120,019	16,007	(2,816,414)	—	1,735,333
EBITDA	3,974,256	3,414,350	1,964,726	—	136,429	2,025,659	2,290,166	(7,388,606)	(1,069,884)	5,347,096
Additions to PP&E, intangible and biological assets	2,001,509	797,009	438,366	—	41,557	1,699,226	11,356	(2,798,518)	—	2,190,505
Reconciliation of EBITDA:
Profit (loss) for the year	1,654,426	1,532,369	820,634	—	(29,775)	(733,329)	1,436,755	(3,186,795)	(1,000,000)	494,285
Income tax and social contribution	658,860	673,099	369,966	—	553	(34,513)	(310,305)	(1,331,959)	36,001	61,702
Finance result, net	(531,049)	584,487	263,169	—	77,301	1,673,482	1,147,709	(53,438)	(105,885)	3,055,776
Depreciation and amortization	2,192,019	624,395	510,957	—	88,350	1,120,019	16,007	(2,816,414)	—	1,735,333

EBITDA	3,974,256	3,414,350	1,964,726	—	136,429	2,025,659	2,290,166	(7,388,606)	(1,069,884)	5,347,096

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

	December 31, 2018
	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of financial position:
Cash and cash equivalents	2,437,571	864,105	490,960	602,618	206,702	143,710	2,668,768	(3,792,636)	—	3,621,798
Marketable securities	—	—	—	1,124,723	13,033	2,843,435	221,644	—	—	4,202,835
Trade receivables	1,061,297	2,747,503	372,202	695,147	446,645	438,062	8,338	(4,181,002)	—	1,588,192
Derivative financial instruments	1,956,616	639,976	—	368,928	29,976	892,461	1,257,492	(2,596,592)	—	2,548,857
Inventories	3,618,573	2,078,003	1,284,087	65,259	385,901	263,386	1,744	(6,980,663)	—	716,290
Other financial assets	516,519	—	—	—	—	—	—	(516,519)	—	—
Other current assets	3,203,838	3,045,745	1,122,633	641,042	161,076	413,267	1,016,569	(7,372,216)	(540,745)	1,691,209
Other non-current assets	4,141,547	3,508,485	66,117	64,717	750,088	2,693,158	1,536,566	(7,716,149)	(1,117,633)	3,926,896
Investments in associates	—	(266)	266	—	13,799	44,001	13,111,569	—	(12,790,850)	378,519
Investments in joint ventures	567,785	266	—	—	—	—	8,077,907	(568,051)	—	8,077,907
Biological assets	740,473	—	—	—	—	—	—	(740,739)	—	—
Property, plant and equipment	10,912,819	2,292,355	3,182,272	—	321,746	11,916,818	179,258	(16,387,446)	—	12,417,822
Intangible assets and goodwill	3,626,819	2,513,923	8,591	8,497,448	1,191,627	7,493,882	7,434	(6,149,333)	—	17,190,391
Loans, borrowings and debentures	(12,702,418)	(4,665,127)	(971,268)	(3,651,545)	(759,169)	(10,594,381)	(7,569,218)	18,338,813	—	(22,574,313)
Derivative financial instruments	(1,223,260)	(31,469)	—	—	(3,880)	—	(21,834)	1,254,729	—	(25,714)
Trade payables	(3,090,299)	(1,603,481)	(1,003,917)	(1,012,895)	(452,300)	(451,637)	(7,088)	5,697,697	—	(1,923,920)
Employee benefits payable	(343,670)	(73,481)	(36,829)	(63,520)	(37,850)	(207,397)	(31,201)	453,980	—	(339,968)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	—	(1,097,490)	—	—	(1,097,490)
Lease	—	—	—	—	—	(553,350)	—	—	—	(553,350)
Other current liabilities	(2,448,741)	(4,520,490)	(624,633)	(159,060)	(499,759)	(770,695)	(849,832)	7,593,864	542,092	(1,737,254)
Other non-current liabilities	(1,305,251)	(5,028,754)	(834,456)	(2,009,997)	(794,110)	(6,263,836)	(2,187,599)	7,168,461	1,116,191	(10,139,351)

Total assets (net of liabilities) allocated by segment	11,670,218	1,767,293	3,056,025	5,162,865	973,525	8,300,884	16,323,027	(16,493,536)	(12,790,945)	17,969,356

Total assets	32,783,857	17,690,095	6,527,128	12,059,882	3,520,593	27,142,180	28,087,289	(57,001,080)	(14,449,228)	56,360,716

Equity attributable to owners of the Company	11,632,885	1,533,603	3,056,025	4,175,508	966,465	1,661,512	16,322,616	(16,222,513)	(16,511,698)	6,614,403
Non-controlling interests	37,333	233,690	—	987,357	7,060	6,639,372	411	(271,023)	3,720,753	11,354,953

Total shareholders’ equity	11,670,218	1,767,293	3,056,025	5,162,865	973,525	8,300,884	16,323,027	(16,493,536)	(12,790,945)	17,969,356

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

	December 31, 2017
	Reported segments					Reconciliation
Statement of financial position:	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistic	Cosan Corporate	Deconsolidated effects	Segment elimination	Consolidated
Cash and cash equivalents	2,069,357	1,221,890	1,727,521	192,115	179,909	2,455,632	(3,291,247)	—	4,555,177
Marketable securities	—	—	509,544	5,439	3,153,160	185,200	—	—	3,853,343
Trade receivables	688,235	2,679,114	640,682	310,006	371,718	14	(3,367,349)	—	1,322,420
Derivative financial instruments	453,775	88,496	458,476	2,581	110,107	591,049	(542,271)	—	1,162,213
Inventories	2,804,223	2,416,833	76,548	301,850	282,291	2,372	(5,221,056)	—	663,061
Other financial assets	476,181	—	—	—	—	1,340,000	(476,181)	—	1,340,000
Other current assets	2,114,733	1,406,945	155,815	98,419	438,369	900,345	(3,521,678)	(566,122)	1,026,826
Other non-current assets	3,373,565	1,335,986	356,962	70,055	2,770,618	1,100,740	(4,709,551)	(1,230)	4,297,145
Investments in associates	348,523	—	—	12,113	41,930	11,862,366	(348,523)	(11,615,067)	301,342
Investments in joint ventures	—	—	—	—	—	8,447,799	—	—	8,447,799
Biological assets	880,668	—	—	—	—	—	(880,668)	—	—
Property, plant and equipment	10,753,205	2,329,858	—	270,229	11,266,278	145,068	(13,083,063)	—	11,681,575
Intangible assets and goodwill	3,669,903	4,600,777	8,471,087	873,924	7,622,969	5,630	(8,270,680)	—	16,973,610
Loans, borrowings and debentures	(10,853,768)	(2,741,312)	(4,212,504)	(589,292)	(9,670,946)	(7,216,204)	13,595,080	—	(21,688,946)
Derivative financial instruments	(250,033)	(218,888)	—	(8,293)	—	(106,792)	468,921	—	(115,085)
Trade payables	(1,341,867)	(2,124,538)	(1,444,835)	(353,474)	(628,597)	(7,089)	3,466,405	—	(2,433,995)
Real estate credit certificates	—	—	—	—	(86,745)	—	—	—	(86,745)
Employee benefits payable	(356,155)	(94,158)	(59,059)	(34,125)	(166,864)	(31,032)	450,313	—	(291,080)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	(1,442,679)	—	—	(1,442,679)
Lease	—	—	—	—	(944,138)	—	—	—	(944,138)
Other current liabilities	(1,412,872)	(1,387,037)	(358,430)	(237,302)	(778,049)	(1,237,815)	2,799,909	567,352	(2,044,244)
Other non-current liabilities	(1,345,322)	(4,392,359)	(1,782,718)	(212,710)	(5,938,422)	(1,663,907)	5,737,681	79,571	(9,518,186)

Total assets (net of liabilities) allocated by segment	12,072,351	5,121,607	4,539,089	701,535	8,023,588	15,330,697	(17,193,958)	(11,535,496)	17,059,413

Total assets	27,632,368	16,079,899	12,396,635	2,136,731	26,237,349	27,036,215	(43,712,267)	(12,182,419)	55,624,511

Equity attributable to owners of the Company	12,073,314	4,888,966	3,688,494	701,535	2,211,005	15,330,321	(16,962,280)	(15,892,598)	6,038,757
Non-controlling interests	(963)	232,641	850,595	—	5,812,583	376	(231,678)	4,357,102	11,020,656

Total shareholders’ equity	12,072,351	5,121,607	4,539,089	701,535	8,023,588	15,330,697	(17,193,958)	(11,535,496)	17,059,413

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

4.1	Net sales by segment

	December 31, 2018	December 31, 2017	December 31, 2016
Reported segment
Raízen Energia
Ethanol	8,569,437	6,550,652	6,480,409
Sugar	3,670,749	5,377,351	5,794,771
Diesel	3,314,377	—	—
Cogeneration	2,836,658	884,300	520,468
Gas	758,572	—	—
Other	648,753	340,375	338,089

	19,798,546	13,152,678	13,133,737
Raízen Combustíveis
Fuels	84,031,837	72,789,148	68,143,047
Other	1,172,254	—	—

	85,204,091	72,789,148	68,143,047
Comgás
Industrial	4,411,737	3,494,396	3,640,921
Residential	986,073	849,723	793,335
Commercial	387,069	320,049	238,390
Cogeneration	315,925	229,716	216,032
Automotive	262,813	224,203	205,986
Thermogeneration	—	—	116,419
Construction revenue	415,753	351,193	339,025
Other	60,641	68,577	107,138

	6,840,011	5,537,857	5,657,246
Moove
Finished goods	3,096,658	1,876,935	1,642,899
Basic oil	317,878	220,515	219,092
Services	35,413	32,072	21,683

	3,449,949	2,129,522	1,883,674
Logistic
North operations	4,913,436	4,439,766	3,651,455
South operations	1,412,300	1,283,085	1,097,700
Container operations	259,200	223,498	265,400

	6,584,936	5,946,349	5,014,555
Reconciliation
Cosan Corporate	9,165	3,441	873

Deconsolidated of joint ventures and elimination and eliminations	(105,042,765)	(85,976,532)	(81,314,993)

Total	16,843,933	13,582,463	12,518,139

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

4.2	Information on geographical area

	December 31, 2018
	Net sales	Non-current assets
Brazil	14,729,253	3,345,639
Europe(i)	1,836,739	451,039
Latin America(ii)	157,287	22,866
North America	55,549	107,352
Asia and Other	65,105	—

Total	16,843,933	3,926,896

Main	countries:
i.	England, France, Spain and Portugal; and
ii.	Argentina, Bolivia, Uruguay and Paraguay

4.3	Major Customers

The majority of Rumo’s transports and port elevation is for the agricultural commodities industry, especially corn, sugar, soy and derivatives thereof. Rumo’s major clients are export companies participating in this market. In the fiscal year ended December 31, 2018, 2017 and 2016, the six major clients accounted for 48.02%, 52.5% and 51.6%, respectively.

No customers or specific group represented 10% or more of net sales for the periods presented in other segments.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

5	Financial assets and liabilities

The carrying amount of financial assets and financial liabilities are as follows:

	Note	December 31, 2018	December 31, 2017
Assets
Fair value through profit or loss
Cash and cash equivalents	5.1	1,600,590	1,852,114
Marketable securities	5.2	4,202,835	3,853,343
Derivative financial instruments	5.9	2,548,857	1,162,213

		8,352,282	6,867,670
Amortized cost[i]
Cash and cash equivalents	5.1	2,021,208	—
Trade receivables	5.3	1,588,192	—
Restricted cash	5.2	115,124	—
Receivables from related parties	5.4	135,070	—
Dividends receivable		27,320	—

		3,886,914	—
Loans and receivables
Cash and cash equivalents	5.1	—	2,703,063
Trade receivables	5.3	—	1,322,420
Restricted cash	5.2	—	225,634
Receivables from related parties	5.4	—	199,814
Other financial assets		—	1,340,000
Dividends receivable		—	13,466

		—	5,804,397
Total		12,239,196	12,672,067

Liabilities
Amortized cost
Loans, borrowings and debentures	5.5	10,005,187	13,858,709
Leases	5.6	553,350	944,138
Real state credit certificates		—	86,745
Trade payables	5.7	1,923,920	2,433,995
Other financial liabilities		455,702	382,702
Payables to related parties	5.4	355,971	328,263
Dividends payable		187,415	191,478
Tax installments—REFIS	12	216,984	229,745
Trade payables—Corporate operation / Agreements		—	210,476
Preferred shareholders payable in subsidiaries	5.8	1,097,490	1,442,679

		14,796,019	20,108,930
Fair value through profit or loss
Loans, borrowings and debentures	5.5	12,569,126	7,830,237
Contingent consideration	5.8	64,969	116,542
Derivative financial instruments	5.9	25,714	115,085

		12,659,809	8,061,864
		27,455,828	28,170,794

[i]	Due to the transition method chosen, comparative information has not been restated to reflect the new requirements.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

The effect and policy of initially applying IFRS 9 on the Company’s financial instruments is described in Note 3.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when its terms are modified, and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

5.1	Cash and cash equivalents

Accounting policy

Cash and cash equivalents comprise cash balances, call deposits and highly liquid short-term investments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value.

	December 31, 2018	December 31, 2017
Cash and bank accounts	111,410	53,525
Savings account	1,335,774	2,115,562
Financial Investments	2,174,614	2,386,090

	3,621,798	4,555,177

Financial investments are composed as follows:

	December 31, 2018	December 31, 2017
Investment fund
Repurchase agreements	1,179,503	1,474,509
Bank certificate of deposits—CDB	421,087	377,605

	1,600,590	1,852,114

Bank investments
Repurchase agreements	—	153,461
Bank certificate of deposits—CDB	571,840	374,651
Other	2,184	5,864

	574,024	533,976

	2,174,614	2,386,090

The Company’s onshore financial investments are remunerated at rates around 100% of the interbank deposit certificate (“CDI”) in 2018 (100% of CDI in 2017) and offshore financial investments are remunerated at rates around 100% of Fed Funds. The sensitivity analysis on interest rate risks is in note 21.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

5.2	Marketable securities and restricted cash

Accounting policy

Marketable securities are measured and classified at fair value through profit or loss. Restricted cash are measured and classified at amortized cost, both of them with the average maturity of government bonds between two and five years, however they can be promptly redeemed and are subject to an insignificant risk of change in value.

	December 31, 2018	December 31, 2017
Marketable securities
Government security(i)	4,144,797	3,640,726
Bank certificate of deposit—CDB	58,038	212,617

	4,202,835	3,853,343

Restricted cash
Investments linked to loans	31,254	93,251
Securities pledged as collateral	83,870	132,383

	115,124	225,634

i.	Sovereign debt securities have stated interest connected to Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia), or SELIC.

5.3	Trade receivables

Accounting policy

Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The Company holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

To measure the expected credit losses and trade receivables have been grouped based on shared credit risk characteristics and overdue. The provision allowance for doubtful accounts is recorded in selling expense.

The expected loss rates are based on the corresponding historical credit losses experienced within this period. The historical loss rates may be adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. The Company has identified the interest rate implicit in the contract to be the most relevant factor, and accordingly adjusts the historical loss rates based on expected changes in this factor.

	December 31, 2018	December 31, 2017
Domestic – Brazilian Reais	1,609,421	1,388,837
Export – Foreign currency	104,355	54,635

	1,713,776	1,443,472
Allowance for doubtful accounts	(125,584)	(121,052)

	1,588,192	1,322,420
Current	1,545,643	1,277,766

Non-current	42,549	44,654

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

The ageing of trade receivables is as follows:

	December 31, 2018	December 31, 2017
Not overdue	1,382,193	1,033,076
Overdue:
From 1 to 30 days	116,665	160,654
From 31 to 60 days	27,649	26,881
From 61 to 90 days	20,734	64,947
More than 90 days	166,535	157,914
Allowance for doubtful accounts	(125,584)	(121,052)

	1,588,192	1,322,420

Changes in the allowance for doubtful accounts are as follows:

At January 1, 2017	(90,286)
Provision/reversal	(30,766)

At December 31, 2017	(121,052)
Provision/reversal	(4,532)

At December 31, 2018	(125,584)

5.4 Related parties

Accounting policy

Sales and purchases involving related parties are made at regular market prices. The outstanding balances at year-end are not guaranteed nor subject to interest, and they are settled in cash. There were no guarantees given or received regarding any accounts receivable or payable involving related parties. In the year ended December 31, 2018, the Company did not account for any impairment of trade receivable related to amounts owed by related parties.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

a)	Receivables from and payables to related parties:

	December 31, 2018	December 31, 2017
Current Asset
Corporate operation / Agreements
Raízen Energia(i)	38,205	22,283
Raízen Combustíveis(i)	6,263	6,094
Aguassanta Participações S.A.	29	17
Other	183	1,665

	44,680	30,059
Non-current assets
Preferred shares
Raízen Energia(i)	37,470	87,969
Raízen Combustíveis(i)	27,523	18,086
Janus Brasil Participações S.A	—	30,423

	64,993	136,478
Financial operations
Rezende Barbosa(ii)	23,144	31,444
Other	2,253	1,833

	25,397	33,277

Total assets	90,390	169,755

Current liabilities
Corporate operations / agreements
Raízen Energia(i)	215,582	198,198
Raízen Combustíveis(i)	136,779	128,189
Other	3,610	1,876

Total liabilities	355,971	328,263

i.

Current and non-current assets receivable from Raízen Energia and Raízen Combustíveis are, primarily, tax credits which will be reimbursed to the Company when realized. Current liabilities represent reimburse to Raízen Energia and Raízen Combustíveis related to expenses regarding legal disputes and other liabilities, generated before the formation of joint ventures, which are responsibility of Cosan S.A..

ii.	The Company has receivables with Rezende Barbosa for the repayment of loans taken prior to the acquisition of the subsidiaries in 2009. These receivables are secured by Cosan S.A. shares.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

b)	Related party transactions:

	December 31, 2018	December 31, 2017	December 31, 2016

Product sales
Raízen Energia	304,648	411,443	416,507
Raízen Combustíveis	188,895	154,104	135,581
Other	15,117	8,381	—

	508,660	573,928	552,088
Purchase of goods / inputs
Raízen Energia	(3,672)	(1,347)	(1,703)
Raízen Combustíveis	(1,205,231)	(1,006,515)	(817,198)

	(1,208,903)	(1,007,862)	(818,901)
Discontinued operation
Raízen Energia	—	—	57,007

	—	—	57,007
Shared income (expense)
Raízen Energia	(73,105)	(70,914)	(72,597)

	(73,105)	(70,914)	(72,597)
Finance result
Usina Santa Luiza S.A.	(241)	(378)	(180)
Raízen Energia	4,100	7,727	2,441
Other	2,879	3	(8)

	6,738	7,352	2,253

Total	(770,710)	(497,496)	(280,150)

c)	Officers’ and directors’ compensation

The Company has a compensation policy approved by the Board of Directors. Compensation of the Company’s key management personnel includes salaries, non-cash benefits and contributions to a post-employment defined benefit plan.

	December 31, 2018	December 31, 2017	December 31, 2016

Short-term benefits to officers and directors	86,810	76,976	146,469
Post-employment benefits	476	934	918
Other long-term benefits	547	664	533
Benefits from termination of employment contract	1,193	635	2,367
Stock option expense	11,423	63,658	11,621

	100,449	142,867	161,908

5.5	Loans, borrowings and debentures

Accounting policy

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost.

Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

Financial guarantee contracts issued by the Company are initially measured at their fair values and, if not designated as at fair value through profit or loss, are subsequently measured at the higher of:

i.	the amount of the obligation under the contract; and

ii.	the amount initially recognized less, where appropriate, cumulative amortization recognized in accordance with the revenue recognition policies.

	Interest
Description	Index	Annual interest rate	December 31, 2018	December 31, 2017	Maturity	Objective
With guarantee
BNDES	URTJLP	9.08%	2,584,347	2,270,055	Dec-29	Expansion project
	Fixed	5.31%	1,055,281	1,281,416	Feb-25	Expansion project
	TJ462	9.87%	316,854	485,807	Oct-20	Investment
	Selic	8.32%	152,562	221,222	Oct-20	Investment
	Selic	8.49%	63,852	66,794	Jun-23	Investment
	TJLP	9.06%	107,731	120,573	Jun-23	Investment
	Selic	13.65%	3,930	4,075	Sep-20	Expansion project
	Fixed	3.75%	2,261	2,695	Jan-24	Expansion project
	IPCA	11.69%	2,211	2,840	Nov-21	Expansion project
EIB	U.S.$	3.88%	89,003	127,190	Jun-20	Investment
	U.S.$	2.94%	54,508	70,611	Sep-20	Investment
	U.S.$ + LIBOR	3.43%	115,581	138,778	May-21	Investment
	U.S.$ + LIBOR	3.18%	130,402	149,386	Sep-21	Investment
FINEP	Fixed	5.00%	93,309	93,058	Nov-22	Investment

			4,771,832	5,034,500
Without guarantee
Foreign loans	GBP + Libor	4.22%	363,250	312,642	Dec-22	Acquisition
	GBP + Libor	2.43%	199,794	157,432	Nov-20	Acquisition
NCE	112% of CDI	7.18%	—	59,858	Dec-18	Exportation
	126% of CDI	8.13%	514,817	—	Dec-23	Exportation
	CDI + 3.50%	10.11%	—	294,968	Dec-18	Exportation
	125% of CDI	8.06%	646,024	644,766	Dec-23	Exportation
Perpetual Notes	U.S.$	8.25%	1,961,819	1,674,847	—	Acquisition
Resolution 4.131	U.S.$	4.79%	39,738	68,305	Oct-20	Working capital
	U.S.$ + Libor	3.75%	156,387	50,868	Feb-20	Working capital
	U.S.$	2.40%	—	415,762	Mar-18	Working capital
	U.S.$	3.67%	292,172	—	May-23	Working capital
	U.S.$	4.34%	41,033	—	Nov-19	Working capital
	U.S.$	3.35%	209,987	—	Nov-22	Working capital
Senior Notes Due 2018	Fixed	9.50%	—	168,052	Mar-18	Acquisition
Senior Notes Due 2023	U.S.$	5.00%	409,590	339,665	Mar-23	Acquisition
Senior Notes Due 2024	U.S.$	7.38%	3,061,566	2,570,622	Feb-24	Acquisition
Senior Notes Due 2024	U.S.$	5.95%	2,022,793	1,664,850	Sep-24	Acquisition
Senior Notes Due 2025	U.S.$	5.88%	1,997,394	—	Jan-25	Acquisition
Senior Notes Due 2027	U.S.$	7.00%	2,977,721	2,530,443	Jan-27	Acquisition
Trade banks	CDI + 4.91% p.a.	12.14%	—	98,117	Jun-18	Working capital
	Fixed U.S.$	5.33%	15,499	95,040	Jun-19	Working capital

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

	Interest
Description	Index	Annual interest rate	December 31, 2018	December 31, 2017	Maturity	Objective
Working capital	CDI + 2.80% p.a.	9.88%	—	391,693	Dec-18	Working capital
	CDI + 2.95% p.a.	10.04%	—	286,463	Dec-18	Working capital
	CDI + 0.31% p.m.	10.93%	—	1,117	Jan-18	Working capital
	CDI + 0.33% p.m.	11.20%	—	3,345	Mar-18	Working capital
	120% of CDI	7.74%	30,828	21,221	Aug-20	Working capital
	120.85% of CDI	7.77%	—	10,440	Sep-18	Working capital
	120.75% of CDI	7.77%	—	20,879	Sep-18	Working capital
	125% of CDI	8.06%	5,018	—	Dec-19	Working capital
	122% of CDI	7.86%	15,402	—	Feb-19	Working capital
Bank overdrafts	125.5% of CDI	8.08%	—	94	Feb-19	Working capital
Prepayment	U.S.$+Libor	3.81%	11,706	10,039	Apr-19	Working capital
Non-convertible debentures	CDI + 2.05% p.a.	8.57%	—	152,573	—	Working capital
	CDI + 3.50% p.a.	10.11%	—	1,359,125	—	Working capital
	IGPM + 6.10%	14.61%	228,010	—	May-28	Working capital
	IPCA + 5.10%	9.40%	—	363,894	—	Working capital
	IPCA + 5.57%	9.47%	203,613	197,923	Sep-20	Working capital
	IPCA + 7.14%	11.09%	305,894	293,312	Dec-20	Working capital
	IPCA + 7.48%	11.45%	275,014	263,701	Dec-22	Working capital
	IPCA + 7.36%	11.32%	90,656	86,927	Dec-25	Working capital
	IPCA + 5.87%	9.78%	767,638	726,827	Dec-23	Working capital
	IPCA + 4.33%	8.18%	414,583	396,328	Oct-24	Working capital
	108 % of CDI	6.92%	—	171,515	—	Working capital
	Fixed	13.13%	—	163,750	—	Working capital
	128 % of CDI	8.26%	501,064	499,576	Dec-25	Working capital
	CDI + 0.90%	7.36%	43,471	87,467	Sep-19	Working capital

			17,802,481	16,654,446

Total			22,574,313	21,688,946

Current			2,115,305	3,903,392

Non-current			20,459,008	17,785,554

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

The Company used the annual average rate of the CDI of 6.40% and long-term interest rate (“TJLP”) of 6.98%.

Non-current borrowings are scheduled to fall due as follows:

	December 31, 2018	December 31, 2017

13 to 24 months	2,113,502	2,087,933
25 to 36 months	1,310,790	2,188,717
37 to 48 months	1,201,227	1,334,529
49 to 60 months	2,429,146	1,051,146
61 to 72 months	5,783,465	1,762,197
73 to 84 months	2,332,961	4,914,452
85 to 96 months	475,964	429,244
Thereafter	4,811,953	4,017,336

	20,459,008	17,785,554

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	December 31, 2018	December 31, 2017

Reais (R$)	8,424,373	11,312,466
Dollar (U.S.$)	13,586,897	9,906,406
Pound (GBP)	563,043	470,074

	22,574,313	21,688,946

At December 31, 2018, all dated debts denominated in U.S. Dollars, in the subsidiaries, have currency risk protection through derivatives (Note 5.9). For the 5th Issuance of debentures denominated in R$ of the Comgás subsidiary, a derivative operation was carried out in which its future cash flow was protected, and the IPCA interest rate risk was changed by percentage of the CDI.

Below are the movements that occurred for the year ended December 31, 2018:

At January 1, 2017	18,338,497
Raised	6,248,712
Repayment of principal on loans, borrowings and debentures	(3,839,633)
Payment of interest on loans, borrowings and debentures	(1,602,034)
Interest, exchange rate and fair value	2,543,404

At December 31, 2017	21,688,946
Raised	3,761,058
Repayment of principal on loans, borrowings and debentures	(5,342,670)
Payment of interest on loans, borrowings and debentures	(1,465,666)
Interest, exchange rate and fair value	3,932,645

At December 31, 2018	22,574,313

a)	Guarantees

Some financing agreements with the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” of the subsidiaries Comgás and Rumo, are guaranteed by bank guarantee, or by real guarantees (assets) and escrow account. On December 31, 2018, the balance of bank guarantees contracted was R$ 1,195,048 and R$ 2,475,175 with an average cost of 0.96% p.a. and 2.32% p.a., respectively (R$ 1,509,889 and R$ 1,183,208 as of December 31, 2017).

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

b)	Available credit line

As of December 31, 2018, the subsidiary Rumo had available credit lines from BNDES, which were not used, in the total amount of R$ 2,108,824 (R$ 21,325 on December 31, 2017).

As of December 31, 2018, the subsidiary Cosan S.A. had available credit lines from financial institutions AA, which were not used, in the total amount of R$ 501,000 (R$ 501,000 on December 31, 2017).

The use of these credit lines is subject to certain contractual conditions.

c)	Financial Covenants

Under the terms of the major borrowing facilities, the Company is required to comply with the following financial covenants:

Debit	Triggers	Ratios
Debenture 3rd issue	Net onerous debt / EBITDA can not exceed 4.00	0.71
	Short-term indebtedness / Total indebtedness can not exceed 0.6	0.17
Debenture 4th issue	Net onerous debt / EBITDA can not exceed 4.00	0.71
	Short-term indebtedness / Total indebtedness can not exceed 0.6	0.17
Debenture 5th Issue	Net onerous debt / EBITDA can not exceed 4.00	0.71
Debenture 6th Issue	Net onerous debt / EBITDA can not exceed 4.00	0.71
Debenture 7th Issue	Net onerous debt / EBITDA can not exceed 4.00	0.71
Senior Notes 2027	Pro forma(i) net debt / EBITDA not higher than or equal to 3.5	2.4
BNDES	Net Financial Debt / EBITDA <= 4.0x in December 31, 2018	2.06
BNDES	EBITDA / Consolidated Finance Result> = 1.40x in December 2018	2.68

(i)	Included joint ventures.

For the other Loans, borrowings and debentures of the Company there are no financial clauses.

As at December 31, 2018, the Company and its subsidiaries were in compliance with all debt financial covenants.

d)	Fair value and exposure to financial risk

The fair value of the loans is based on the discounted cash flow using its implicit discount rate. They are classified as a level 2 fair value in the hierarchy (Note 5.10) due to the use of unobservable data, including own credit risk.

The details of the Company’s exposure to risks arising from loans are shown in note 21.

5.6	Leases

Accounting policy

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. The classification of the lease as operational or financial is determined based on an evaluation of the terms and conditions of the contracts. The Company identified the cases in which it assumes substantially all the risks and benefits of ownership of the said assets, recording such cases as a financial lease.

a)	Finance lease liabilities

Leases of property, plant and equipment that transfer to the Company substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Assets held under other leases are classified as operating leases and are not recognized in the Company’s statement of financial position.

b)	Operating leases

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease (Note 18). Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term to produce a constant periodic rate of interest on the remaining balance of the liability.

The amounts paid in advance by the Company are recorded as assets and allocated in income linearly during the term of the contract. The expenses incurred during the grace period are recorded in income and maintained as payables, being written off in proportion to the payment of current installments.

a)	Finance lease liabilities are payable as follows:

	December 31, 2018				December 31, 2017
	Less than one year	Between one and five years	More than five years	Total	Total
Future value of minimum payments lease	176,169	422,421	165,838	764,428	1,250,860
Rolling stock	150,241	348,111	101,790	600,142	1,060,759
Terminal	23,400	73,637	64,048	161,085	184,484
Other	2,528	673	—	3,201	5,617
Interest	(55,678)	(128,941)	(26,459)	(211,078)	(306,722)
Rolling stock	(44,284)	(98,797)	(16,567)	(159,648)	(241,509)
Terminal	(11,152)	(30,099)	(9,892)	(51,143)	(64,528)
Other	(242)	(45)	—	(287)	(685)

Present value of minimum lease payments	120,491	293,480	139,379	553,350	944,138

Current				120,491	261,344

Non-current				432,859	682,794

The lease agreements have varying expirations, with last due to expire in June 2043. The amounts are adjusted annually for inflation rates (as general market price index, or IGP-M, and Brazilian consumer price index, or IPCA) or may incur interest based on the TJLP or CDI and some contracts have renewal or purchase options that were considered in determining the classification as financial lease.

Below are the movements that occurred for the year ended December 31, 2018 and 2017.

	December 31, 2018	December 31, 2017
At the beginning of the year	944,138	1,397,543
Interest, exchange rate and fair value	144,763	178,139
Payment of principal	(384,752)	(348,114)
Payment of interest	(150,799)	(283,430)

At the end of the year	553,350	944,138

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

b)	Operating leases

At December 31, 2018 and 2017, the future minimum lease payments under non-cancellable operating leases are as follows:

	December 31, 2018				December 31, 2017
	Less than one year	Between one and five years	More than five years	Total	Total
Locomotive	678	509	—	1,187	1,695
Rail car	8,925	24,332	866	34,123	38,449
Other	2,491	8,390	3,496	14,377	16,058

	12,094	33,231	4,362	49,687	56,202

5.7	Trade payables

Accounting policy

Trade payables are unsecured and are usually paid within 30 days of recognition.

The carrying amounts of trade and other payables are the same as their fair values, due to their short-term nature.

	December 31, 2018	December 31, 2017

Natural gas suppliers	838,105	1,563,930
Materials and service suppliers	1,073,227	1,162,496
Fuels and lubricants suppliers	1,367	1,814
Judicial deposits	—	(294,976)
Other	11,221	731

	1,923,920	2,433,995

Comgás, a subsidiary of the Company, has entered into natural gas supply contracts with Petróleo Brasileiro S.A. (“Petrobras”) and Gas Brasiliano Distribuidora S.A. (“Gas Brasiliano”) which contain the following conditions:

i.	Contract with Petrobras entered into in January 2008 and due to expire in December 2021 providing for the delivery of 4.22 million m³/day of Brazilian-sourced natural gas (“Firme Nacional”).

ii.	Contract with Petrobras entered into in June 1999 and due to expire in June 2021 providing for the delivery of 8.10 million m³/day of Bolivian-sourced natural gas (“TCQ”).

iii.

Gas contract entered into as part of the Priority Thermoelectric Program (“PTP”) with Petrobras for the supply of 0.3 million m³/day to Ingredion Brasil Ingredientes Industriais Ltda., due to expire on March 31, 2023.

iv.

Contract with Gas Brasiliano entered into in April 2008 and due to expire on March 26, 2019 with a contracted average monthly volume of 0.760 million m³ and contracted annual volume of 9.12 million m³.

The contracts for the supply of natural gas, Firme Nacional and TCQ contracts have prices made up of two components: one indexed to a basket of fuel oils in the international market and readjusted on a quarterly basis; and another adjusted annually based on local and/or U.S. inflation rates. Both contracts are indexed to the U.S. dollar.

Amendments to the Firme Nacional and TCQ contracts came into force on November 14, 2018. These amendments extend that maturities of each of the Firme Nacional and TCQ contracts until December 2021.

The abovementioned amendments required the settlement of an aggregate amount of R$ 995,951 (the portion related to the interest on the principal amount was reversed in the amount the R$ 177,423 in the financial results), a balance in dispute between the parties which was generated from January 2014 to October 2015 as a result of the difference between (i) the price charged in the TCQ gas supply agreement between Comgás and Petrobras and (ii) the price charged in the Firme Nacional contract between Petrobras and Gas Brasiliano. The judicial deposit in the updated gross amount of R$ 396,559 was also was collected (the amount of R$ 101,583 related to the monetary variation on the judicial deposit was recorded in the financial result).

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

The impacts of the closing of the legal disputes with Petrobras in relation to the cost of gas are shown in: (i) the reduction of the balance of suppliers in the statement of financial position in the amount of R$ 995,951, and (ii) the reversal of the financial and income tax and social contributions in the consolidated statement of profit or loss of the year in the amount of R$ 67,071.

5.8	Preferred shareholders payable in subsidiaries

Accounting policy

Financial liabilities are measured at amortized cost, taking into account the outstanding balance of the initial contribution, increased by interest on the principal, less dividends paid.

On June 27, 2014, the subsidiary Cosan S.A. performed a corporate reorganization and created the subsidiary Cosan Investimentos e Participações S.A. (“CIP”), to optimize its capital structure and improve its debt profile. A contribution of R$ 2,000,000 was received through two non-voting preferred shares—Fundo de Investimentos em Participações Multisetoriais Plus II (“FIP Multisetorial”) and Razac Fundo de Investimentos em Participações (“FIP Razac”). CIP received from Cosan a 50% interest in the joint ventures, Raízen Energia and Raízen Combustíveis, and the commitments contributed were debentures and working capital financing.

The shareholders’ agreement has exit clauses, in which the Company may repurchase these interests and for the reason was recorded a financial liability and amount of R$ 2,000,000 plus interest minus dividends from Joint Ventures considered as repayments.

The Company will be required to pay investors if they exercise the option to sell the investment in 2021.

5.9 Derivative financial instruments

Accounting policy

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as either:

i.	hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedges); or

ii.	hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges).

At inception of the hedge relationship, the Company documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Company documents its risk management objective and strategy for undertaking its hedge transactions. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in profit or loss and are included in other gains / (losses).

The fair values of derivative financial instruments designated in hedge relationships are disclosed below. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be highly effective in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 60% to 140% (80% — 125% until December 31, 2017).

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

To protect the Company’s exposure to risk were are using observable data such as quoted prices in active markets, or discounted cash flow based on market curves, and the consolidated data are presented below:

	Notional		Fair value
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Exchange rate derivatives
Forward agreements	907,832	494,302	1,719	(457)
Interest rate and exchange rate risk
Swap agreements (interest rate)	2,114,926	2,446,369	394,497	330,712
Swap agreements (exchange and interest rate)	11,896,908	7,217,792	2,126,927	716,873

	14,011,834	9,664,161	2,521,424	1,047,585
Total financial instruments			2,523,143	1,047,128

Assets			2,548,857	1,162,213

Liabilities			(25,714)	(115,085)

Derivatives are only used for economic hedging purposes and not as speculative investments.

Currently the Company has adopted the hedge accounting of fair value for some its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss. Operations and accounting effects of this adoption are as follows:

	Debt(i)	Derivative(ii)	Total
At January 01, 2017	(1,534,072)	146,697	(1,387,375)
Initial measurement	(2,461,836)	—	(2,461,836)
Interest amortization	173,186	49,653	222,839
Fair value	(395,499)	162,356	(233,143)

At December 31, 2017	(4,218,221)	358,706	(3,859,515)
Initial measurement	(3,478,165)	—	(3,478,165)
Principal amortization	364,491	(37,956)	326,535
Interest amortization	409,277	35,033	444,310
Fair value	(1,541,898)	988,806	(553,092)

At December 31, 2018	(8,464,516)	1,344,589	(7,119,927)

(i)	Loans, borrowings and debentures (Note 5.5).
(ii)	Derivative financial instruments.

5.10	Recognized fair value measurements

Accounting policy

When the fair value of financial assets and liabilities cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but when this is not feasible, a degree of judgment is required in determining fair values. Judgment is required in the determination of inputs such as liquidity risk, credit risk and volatility. Changes in these variables could affect the reported fair value of financial instruments.

The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the Board.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the treasury assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of Company’s policy, including the level in the fair value hierarchy in which the valuations should be classified.

Significant valuation issues are reported to the Board. When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: inputs represent unadjusted quoted prices for identical instruments exchanged in active markets.

•

Level 2: inputs include directly or indirectly observable inputs (other than Level 1inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the majority of the company’s investments in securities, derivative contracts and bonds.

•

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs). Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these instruments or related observable inputs that can be corroborated at the measurement date.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Specific valuation techniques used to value financial instruments include:

i.	the use of quoted market prices;

ii.

the fair value is calculated as the present value of the estimated future cash flows. Estimates of future floating-rate cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. Estimated cash flows are discounted using a yield curve constructed from similar sources and which reflects the relevant benchmark interbank rate used by market participants for this purpose when pricing interest rate swaps. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and of the counterparty; this is calculated based on credit spreads derived from current credit default swap or bond prices;

iii.	for other financial instruments we analyze discounted cash flow.

The market value of the Senior Notes are listed on the Luxembourg Stock Exchange (Note 5.5) is based on their quoted market price are as follows:

	Company	December 31, 2018	December 31, 2017
Senior Notes 2018	Cosan S.A.	—	100.37%
Senior Notes 2023	Cosan S.A.	96.86%	101.54%
Senior Notes 2024	Rumo Luxembourg	104.27%	107.86%
Senior Notes 2024	Cosan Limited	98.55%	102.79%
Senior Notes 2025	Rumo Luxembourg	94.94%	—
Senior Notes 2027	Cosan S.A.	101.15%	108.14%
Perpetual Notes	Cosan S.A.	101.21%	102.83%

All of the resulting fair value estimates are included in level 2 except for a contingent consideration payable where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

				Assets and liabilities measured at fair value
		Carrying amount		December 31, 2018		December 31, 2017
	Note	December 31, 2018	December 31, 2017	Level 2	Level 3	Level 2	Level 3
Assets
Investment funds	5.1	1,600,590	1,852,114	1,600,590	—	1,852,114	—
Marketable securities	5.2	4,202,835	3,853,343	4,202,835	—	3,853,343	—
Derivative financial instruments	5.9	2,548,857	1,162,213	2,548,857	—	1,162,213	—

Total		8,352,282	6,867,670	8,352,282	—	6,867,670	—

Liabilities
Loans, borrowings and debentures	5.5	(12,569,126)	(7,830,237)	(12,569,126)	—	(7,830,237)	—
Contingent consideration(i)		(64,969)	(116,542)	—	(64,969)	—	(116,542)
Derivative financial instruments	5.9	(25,714)	(115,085)	(25,714)	—	(115,085)	—

Total		(12,659,809)	(8,061,864)	(12,594,840)	(64,969)	(7,945,322)	(116,542)

(i)

The valuation of the contingent consideration considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the probable scenarios of forecast revenue and EBITDA, the amount to be paid under each scenario and the probability of each scenario. The significant unobservable inputs are the forecast of the annual growth rate of revenue, EBITDA margin forecast and the 13% discount rate adjusted for risk.

The following table presents the changes in level 3 items:

At January 01, 2017	166.807
Repayment of principal	(50.265)

At December 31, 2017	116.542
Repayment of principal	(52,240)
Interest and exchange variation	667

At December 31, 2018	64,969

6	Other current tax receivables

Accounting policy

Current tax assets primarily include (i) tax effects which are recognized in the Consolidated statement of profit or loss when the asset is sold to a third-party or recovered through amortization of the asset’s remaining economic life; and (ii) income tax receivables that are expected to be recovered either as refunds from taxing authorities or as a reduction to future tax obligations.

	December 31, 2018	December 31, 2017
COFINS—Revenue tax(i)	646,135	278,512
ICMS—State VAT	575,494	477,160
ICMS CIAP—State VAT	183,845	214,745
PIS—Revenue tax(i)	169,460	73,214
Credit installment	40,261	38,926
Other	32,496	23,673

	1,647,691	1,106,230
Current	796,199	327,410

Non-Current	851,492	778,820

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

i.

On March 15, 2017, in case that sets a judicial precedent, the Federal Supreme Court (“STF”) granted Extraordinary Appeal 574,706 against a decision that required the inclusion of ICMS in the calculation of the tax base of PIS and COFINS.

Accordingly, based on the STF’s decision, the subsidiary Comgás and Rumo recognized certain credits deriving from PIS and COFINS contributions in the amount of R$ 188,216 and R$ 11,054, respectively, partially as deductions of revenues and partially as other revenues. For Comgás, PIS and COFINS credits are taken into consideration in the regulator’s accounting system and will be reversed in favor of concession users through tariff revisions or annual readjustments once the decision is final and unappealable pursuant to CSPE Regulation 399/2006 and applicable legislation. In addition to the credits recognized by the STF decision, the subsidiary Comgás has a contingent asset in an amount of approximately R$ 569,000 (taking into account amounts from July 2008) arising from a judicial proceeding which has not yet been decided.

The subsidiary CLE obtained a final and unappealable decision on June 15, 2018 with regards to the period from 2001 onwards as a result of which it recognized an amount of R$ 232,013. Pursuant to a contract between the subsidiaries Cosan S.A. and CLE, the amount of R$ 200,866 accrued between September 2001 and February 2017 is due to Cosan S.A whereas amounts accruing from March 2017 (totalling R$ 31,148) are due to the subsidiary CLE.

In summary, the Company recognized on a consolidated basis the amount of R$ 431,283 (R$ 139,013 recorded as deduction of revenues, R$ 199,027 in other revenues, and R$ 93,243 for the financial result). As this is a transaction with no cash effect, an amount of R$ 338,040 was adjusted in the cash flow as “Recovering tax credits,” and an amount of R$ 93,243 as “Interest, monetary and exchange variations, net.”

7	Inventories

Accounting policy

Inventories are stated at the lower of cost and net realizable value (net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale). Cost comprises direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated based on normal operating capacity. Costs are assigned to individual items of inventory based on weighted average costs.

Appropriate allowance is made for risks associated with holding and selling inventories due to obsolescence. Inventories are written down further when their net realizable value falls below cost.

	December 31, 2018	December 31, 2017
Finished goods	389,896	298,860
Raw material for construction process	45,397	53,213
Fuels and lubricants	6,224	4,207
Spare parts and accessories	224,005	244,256
Warehouse and others	50,768	62,525

	716,290	663,061

8	Investments in associates

8.1	Investments in subsidiaries and associates

Accounting policy

a)	Subsidiaries

Subsidiaries are all entities over which the Company has control. Subsidiaries are fully consolidated from the date of acquisition of control and continue to be consolidated until the date that control ceases to exist. They are deconsolidated from the date that control ceases.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

The financial statements of subsidiaries are prepared for the same reporting period as that of the parent company, using consistent accounting policies. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are similarly eliminated, but only to the extent that there is no evidence of impairment.

b)	Associates

Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies.

Investments in associates are accounted for under the equity method and are recognized initially at cost. The cost of the investment includes transaction costs.

Under the equity method of accounting, the share attributable to the Company of the profit or loss for the period of such investments is accounted for in the statement of profit or loss, in “Equity in investees.” Unrealized gains and losses arising on transactions between the Company and the investees are eliminated based on the percentage of interest held in such investees. The other comprehensive income of subsidiaries, associates and jointly controlled entities is recorded directly in the Company’s shareholders’ equity, in “Other comprehensive income.”

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are similarly eliminated, but only to the extent that there is no evidence of impairment.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

Cosan’s subsidiaries are listed below:

	December 31, 2018	December 31, 2017
Directly owned subsidiaries
Cosan Logística S.A.	72.50%	72.53%
Cosan S.A.	60.25%	58.21%
Interest of Cosan S.A. in its subsidiaries
Moove Lubricants Limited(vi)	100.00%	100.00%
Comgás(ii)	80.12%	79.87%
Cosan Biomassa S.A.(i)	100.00%	100.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Lubes Investments Limited(vi)	100.00%	100.00%
Airport Energy Limited(vi)	100.00%	100.00%
Airport Energy Services Limited(vi)	100.00%	100.00%
Wessesx Petroleum Limited(vi)	100.00%	100.00%
Stanbridge Group Limited(vi)	100.00%	100.00%
TTA(iii)	75.00%	—
Cosan Lubrificantes S.R.L(iii)	100.00%	—
LubrigrupoII(iii)	100.00%	—
Metrolube(iii)	100.00%	—
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Cosan Luxembourg S.A.(i)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%
Cosan US. Inc.	100.00%	100.00%
Ilha Terminal Distribuição de Produtos Químicos	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.(i)	100.00%	100.00%
Zip Lube S.A.	100.00%	100.00%
Payly Soluções de Pagamento S.A.(iv)	100.00%	—
Rumo S.A.	1.71%	1.71%
Interest of Cosan Logística in its subsidiaries
Rumo S.A.	28.47%	28.47%
Logispot Armazéns Gerais S.A.	14.52%	14.52%
Elevações Portuárias S.A.	28.47%	28.47%
Rumo Luxembourg Sarl	28.47%	28.47%
Rumo Intermodal S.A.	28.47%	28.47%
Rumo Malha Oeste S.A.	28.47%	28.47%
Rumo Malha Paulista S.A.	28.47%	28.47%
Rumo Malha Sul S.A.	28.47%	28.47%
Rumo Malha Norte S.A.	28.40%	28.33%
Boswells S.A.	28.47%	28.47%
Brado Holding S.A.(v)	—	28.47%
ALL Serviços Ltda.(v)	—	28.47%
ALL Argentina S.A.	28.47%	28.47%
Paranaguá S.A.	28.47%	28.47%
ALL Armazéns Gerais Ltda.	28.47%	28.47%
Portofer Ltda.	28.47%	28.47%
Brado Logística e Participações S.A.	17.71%	17.71%
Brado Logística S.A.	17.71%	17.71%
ALL Mesopotâmica S.A.	20.09%	20.09%
ALL Central S.A.	20.94%	20.94%
Servicios de Inversión Logística Integrales S.A	28.47%	28.47%
PGT S.A.(v)	—	28.47%

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

i.

Management has concluded that there are no material uncertainties that cast doubt on the continuity of the subsidiaries. Although they had a combined amount of uncovered liabilities of R$ 75,275 as of December 31, 2018, no events or conditions were identified that individually or collectively could raise significant doubts related to their ability to maintain their operational continuity. The subsidiaries have the financial support of the Company.

ii.

As of June 30, 2018, the Company increased its interest, in Comgás to 80.12% due to the capital increase arising from the partial use of the goodwill tax benefit, according to Ordinary / Extraordinary General Meeting of April 25, 2018, of the subsidiary Comgás. As a consequence, a loss in shareholders’ equity was recognized in the total amount of R$ 7,888.

iii.	Acquisition of control / Company formation in the Moove segment as described in the note 1.

iv.	Subsidiary established on August 1, 2018 to start the new business “e-wallet.”

v.

As mentioned in Note 1, the merger of Brado Holding S.A., Rumo Malha Norte Holding Ltda. and Tezza Consultoria de Negócios Ltda. (“ALL Serviços Ltda.”) by “Rumo.” In addition, the incorporation of PGT S.A. by ALL Armazéns Gerais Ltda..

vi.

The United Kingdom’s withdrawal from the European Union is scheduled to become effective on March 29, 2019, but there is still uncertainty as to whether the withdrawal agreement reached with the European Union, or a variation thereof, will be approved by the United Kingdom parliament.

Set out below are the associates as at December 31, 2018 which are material to the Company:

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Radar II Propriedades Agrícolas S.A.	81,440,221	24,920,708	51.00%	3.00%
Radar Propriedades Agrícolas S.A.	1,735,703	531,125	51.00%	2.51%
Tellus Brasil Participações S.A.	120,920,492	61,359,624	50.74%	5.00%
Usina Santa Luiza S.A.	28,553,200	9,516,782	33.33%	33.33%
Janus Brasil Participações S.A.	207,712,545	105,461,644	50.77%	5.00%
Novvi Limited Liability Company	1,011,000	202,200	20.00%	20.00%

	At January 1, 2018	Interest in earnings (losses) of subsidiaries	Other comprehensive income (losses)	Dividends	Increase/ reduction of capital	At December 31, 2018
Tellus Brasil Participações S.A.	98,723	5,618	—	(3,232)	—	101,109
Novvi Limited Liability Company	11,756	(524)	2,217	—	—	13,449
Janus Brasil Participações S.A.	51,426	9,142	—	(4,386)	37,639	93,821
Radar Propriedades Agrícolas S.A	57,532	2,528	202	(678)	—	59,584
Radar II Propriedades Agrícolas S.A	31,126	1,634	42	(566)	—	32,236
Usina Santa Luiza S.A.	4,389	22,987	—	—	1,833	29,209
Other	46,390	10,088	741	(8,108)	—	49,111

	301,342	51,473	3,202	(16,970)	39,472	378,519

	At January 1, 2017	Interest in earnings (losses) of subsidiaries	Other comprehensive income (losses)	Dividends	Increase/ reduction of capital	Assumption of assets and liabilities	At December 31, 2017
Tellus Brasil Participações S.A.	97,002	4,972	—	(3,251)	—	—	98,723
Novvi Limited Liability Company	18,838	(7,665)	583	—	—	—	11,756
Janus Brasil Participações S.A.	33,998	3,014	3,181	(1,840)	13,073	—	51,426
Radar Propriedades Agrícolas S.A	55,148	3,128	232	(976)	—	—	57,532
Radar II Propriedades Agrícolas S.A	30,537	1,704	46	(1,161)	—	—	31,126
Usina Santa Luiza S.A.	—	8,979	—	—	1,433	(6,023)	4,389
Other	51,424	3,030	—	(9,002)	—	938	46,390

	286,947	17,162	4,042	(16,230)	14,506	(5,085)	301,342

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

Financial information of associates:

	December 31, 2018				December 31, 2017
	Assets	Liabilities	Shareholders’ equity	Profit or (loss) in the year	Assets	Liabilities	Shareholders’ equity	Profit or (loss) in the year
Radar Propriedades Agrícolas S.A.	2,240,694	(302,946)	1,937,748	100,628	2,362,536	(63,915)	(2,298,621)	125,441
Radar II Propriedades Agrícolas S.A.	829,739	(18)	829,721	54,509	1,026,024	(53)	(1,025,971)	56,197
Novvi Limited Liability Company	81,729	(6,255)	75,474	11,750	42,739	(7,095)	(35,644)	(24,415)
Tellus Brasil Participações Ltda	172,895	(214,712)	(41,817)	(34,637)	2,029,201	(99,135)	(1,930,066)	97,044
Usina Santa Luiza S.A.	110,629	(22,993)	(87,636)	(74,467)	37,218	(24,050)	(13,168)	(5,625)
Janus Brasil Participações S.A.	1,981,825	(142,347)	1,839,478	133,134	1,753,327	(162,531)	(1,590,796)	116,357

8.2	Non-controlling interests in subsidiaries

Accounting policy

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners.

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company eliminations.

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Comgás	132,023,251	26,243,394	19.88%
Logispot Armazéns Gerais S.A.	2,040,816	1,000,000	49.00%
Rumo	1,559,015,898	1,088,431,798	69.82%
Brado Logística e Participações S.A.	12,962,963	4,897,407	37.78%
Rumo Malha Norte S.A.	1,189,412,363	5,709,179	0.48%
Cosan S.A.	407,904,353	156,000,696	38.24%
Cosan Logística	463,224,241	127,324,097	27.49%

The following table summarizes the information relating to each of the Company’s subsidiaries that has material non-controlling interests, before any intra-group elimination.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

	At January 1, 2018	Interest in earnings (losses) of subsidiaries	Sales or purchase of interests	Other comprehensive income (losses)	Dividends	New standards adopted by Company	Business combination	Other	At December 31, 2018
Cosan S.A.	3,795,050	632,964	(448,538)	(17,456)	(216,702)	(3,381)	—	24,027	3,765,964
Cosan Logística	607,284	20,538	404	875	—	(77)	—	1,309	630,333
Comgás	850,595	250,774	12,287	(6,418)	(118,945)	(1,280)	—	345	987,358
Rumo	5,732,763	197,616	—	7,999	(2,742)	—	—	(6,485)	5,929,151
Logispot Armazéns Agrícolas S.A.	34,588	90	—	—	(22)	—	—	—	34,656
Other	376	5,750	—	(795)	(5,039)	—	7,199	—	7,491

	11,020,656	1,107,732	(435,847)	(15,795)	(343,450)	(4,738)	7,199	19,196	11,354,953

	At January 1, 2017	Interest in earnings (losses) of subsidiaries	Sales or purchase of interests	Other comprehensive income (losses)	Dividends	Capital increase	Other	At December 31, 2017
Cosan S.A.	3,343,719	499,455	148,465	66,612	(274,177)	—	10,976	3,795,050
Cosan Logística	424,784	(21,840)	(6,026)	124	—	209,786	456	607,284
Comgás	1,826,733	195,206	(753,019)	(3,130)	(428,603)	—	13,408	850,595
Rumo	4,105,962	(182,997)	(33,281)	999	(5,049)	1,843,176	3,953	5,732,763
Logispot Armazéns Agrícolas S.A.	36,088	(1,500)	—	—	—	—	—	34,588
Other	—	6,952	—	—	(19,395)	—	12,819	376

	9,737,286	495,276	(643,861)	64,605	(727,224)	2,052,962	41,612	11,020,656

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

Summarized statement of financial position:

	Comgás		Cosan S.A.		Cosan Logística		Rumo
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Current
Assets	3,223,524	3,292,492	2,076,250	2,439,746	7,147	7,112	297,823	581,296
Liabilities	(1,915,211)	(3,126,675)	(927,622)	(1,074,408)	(1,806)	(3,625)	(365,275)	(585,226)

Net current assets	1,308,313	165,817	1,148,628	1,365,338	5,341	3,487	(67,452)	(3,930)
Non-current
Assets	8,836,357	9,104,142	16,190,848	14,154,927	2,286,503	2,207,520	10,928,252	10,239,474
Liabilities	(4,981,805)	(4,730,870)	(7,410,761)	(6,073,595)	—	—	(2,832,600)	(2,484,084)

Net non-current assets	3,854,552	4,373,272	8,780,087	8,081,332	2,286,503	2,207,520	8,095,652	7,755,390
Equity	5,162,865	4,539,089	9,928,715	9,446,670	2,291,844	2,211,007	8,028,200	7,751,460

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

Summarized statement of profit or loss and other comprehensive income:

	Cosan S.A.			Cosan Logística
	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2018	December 31, 2017	December 31, 2016
Profit before taxes	1,662,663	1,606,191	754,717	74,643	(78,218)	(206,412)
Income tax expenses	(10,342)	(290,867)	357,425	—	(1,297)	(282)
Profit (loss) from discontinued operation	—	—	(76,057)	—	—	—
Profit for the year	1,652,321	1,315,324	1,036,085	74,643	(79,515)	(206,694)

Other comprehensive income (loss)	(40,348)	179,645	(111,232)	3,194	394	1,276

Total comprehensive income	1,611,973	1,494,969	924,853	77,837	(79,121)	(205,418)

Comprehensive income attributable to non-controlling interests	616,490	622,254	348,764	21,395	(21,707)	(56,515)
Dividends paid	(446,295)	(376,679)	(866,834)	—	—	—
	Comgás			Rumo
	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2018	December 31, 2017	December 31, 2016
Net sales	6,840,011	5,537,857	5,657,246	645,088	734,840	40,759
Profit before taxes	1,799,963	795,629	1,312,517	285,887	(293,290)	(1,137,856)
Income tax expenses	(540,995)	(235,972)	(411,418)	(21,530)	32,483	74,626
Profit for the year	1,258,968	559,657	901,099	264,357	(260,807)	(1,063,230)

Other comprehensive income (loss)	(32,300)	(15,585)	(56,012)	11,182	1,383	4,746

Total comprehensive income	1,226,668	544,072	845,087	275,539	(259,424)	(1,058,484)

Comprehensive income attributable to non-controlling interests	243,835	109,501	315,555	192,368	(185,566)	(758,192)
Dividends paid	756,767	1,121,407	(1,369,456)	—	—	—

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

Summarized statements of cash flows:

	Cosan S.A.			Cosan Logística
	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2018	December 31, 2017	December 31, 2016
Net cash generated by (used in) operating activities	1,114,880	98,643	(415,565)	(2,688)	(3,481)	(3,992)
Net cash generated by (used in) investing activities	1,097,236	1,126,170	2,032,424	382	(748,482)	(757,768)
Net cash provided by (used in) financing activities	(1,428,044)	(2,147,738)	(1,280,978)	2,584	753,853	587,915

Increase (decrease) in cash and cash equivalents	784,072	(922,925)	335,881	278	1,890	(173,845)
Cash and cash equivalents at the beginning of year	144,005	1,066,930	731,049	1,905	15	173,860

Effect of exchange rate fluctuations on cash held	—	—	—	—	—	—

Cash and cash equivalents at the end of year	928,077	144,005	1,066,930	2,183	1,905	15

	Comgás			Rumo
	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2018	December 31, 2017	December 31, 2016
Net cash generated by (used in) operating activities	1,573,171	1,637,103	2,087,724	166,085	(529,337)	558,205
Net cash generated by (used in) investing activities	(1,121,605)	(634,776)	(637,013)	32,164	(1,434,807)	(761,601)
Net cash provided by (used in) financing activities	(1,576,470)	(1,383,142)	(1,310,018)	(198,584)	1,962,035	202,912

Increase (decrease) in cash and cash equivalents	(1,124,904)	(380,815)	140,693	(335)	(2,109)	(484)
Cash and cash equivalents at the beginning of year	1,727,520	2,108,336	1,967,643	930	3,039	3,523

Effect of exchange rate fluctuations on cash held	—	—	—	—	—	—

Cash and cash equivalents at the end of year	602,616	1,727,521	2,108,336	595	930	3,039

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

9	Investments in joint ventures

Accounting policy

The Company entered into an agreement to form two joint ventures, accounting for 50% of the economic benefits of the companies.

Cosan holds joint-control of Raízen Combustíveis and Raízen Energia by virtue of its 50% equity interest in both companies and the requirement of unanimous consent of all shareholders on the decisions related to significant activities. Investments were classified as jointly-owned subsidiaries and, therefore, the equity method is used for all periods presented in these consolidated financial statements.

The agreements of joint-control require the unanimous consent of all parties for all relevant activities. The two partners have direct rights over the assets of the company and are jointly and severally accountable for the liabilities incurred by the partnership.

Changes to investments in joint ventures were as follows:

	Raízen Combustível	Raízen Combustível	Total
Shares issued by the joint venture	1,661,418,472	7,243,283,198
Shares held by Cosan	830,709,236	3,621,641,599
Cosan ownership interest	50%	50%

At January 1, 2017	3,190,821	5,315,574	8,506,395
Interest in earnings of joint ventures	694,015	291,075	985,090
Other comprehensive (losses) income	(5,349)	209,412	204,063
Interest on capital	(42,000)	—	(42,000)
Dividends	(651,500)	(554,249)	(1,205,749)

At December 31, 2017	3,185,987	5,261,812	8,447,799
Interest in earnings of joint ventures	693,226	253,056	946,282
Other comprehensive (losses) income	8,358	(54,881)	(46,523)
Interest on capital	(88,200)	—	(88,200)
Changes in the accounting polices adopted by the Company	(1,258)	(82)	(1,340)
Dividends	(693,500)	(486,611)	(1,180,111)

At December 31, 2018	3,104,613	4,973,294	8,077,907

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 4, Segments.

Pursuant to the terms of the Raízen Joint Venture—Framework Agreement, Cosan is responsible for certain legal proceedings that existed prior to the formation of Raízen, net of judicial deposits as of April 1, 2011, as well as tax installments under the tax amnesty and refinancing program (Programa de Refinanciamento), or “REFIS,” recorded in “Other taxes payable.” Additionally, Cosan granted access to Raízen a credit line (stand-by facility) in the amount of U.S.$ 350,000 thousand, which was unused at December 31, 2018.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

10	Property, plant and equipment, intangible assets and goodwill

Accounting policy

The recoverable amount is determined based on calculations of the value in use, using the discounted cash flow determined by Management based on budgets that take into account the assumptions related to each business, using information available in the market and previous performance. Discounted cash flows were drawn up over a ten-year period and carried forward in perpetuity without considering a real growth rate. Management uses periods greater than five years in the preparation of discounted cash flows considering that reflects the estimated time of use of the asset and business groups.

The Company performs annually a review of impairment indicators for intangible assets with defined useful lives and property, plant and equipment. Also, an impairment test is undertaken for goodwill and intangible assets with indefinite useful lives. Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.

Assumptions used in discounted cash flow projections—estimates of future business performance, cash generation, long term growth (ten years for all subsidiaries, except for Logistic and Comgás that consider the remaining period of their concession contracts) and discount rates are used in our assessment of impairment of assets at the statement of financial position date. No reasonably plausible changes in a key assumption would cause impairment. The key assumptions used to determine the recoverable amount of the different cash generating units to which goodwill is allocated as explained in the Note 10.2.

10.1	Property, plant and equipment

Accounting policy

a)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

Subsequent expenditure is capitalized only when it is probable that the future economic benefits associated with the expenditure will flow to the Company. Ongoing repairs and maintenance are expensed as incurred.

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of constructed assets, from the date that the asset is completed and ready for use.

Depreciation is calculated on the carrying value of property, plant and equipment less their estimated residual values using the straight-line basis over their estimated useful lives, recognized in profit or loss, unless it is capitalized as part of the cost of another asset. Land is not depreciated.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	4% to 5%
Machinery, equipment and facilities	8% to 11%
Airplanes, vessels and vehicles	10% to 20%
Railcars	2.9% to 6%
Locomotives	3.33% to 8%
Permanent railways	4%
Furniture and fixtures	10% to 15%
Computer equipment	20%

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed annually and adjusted prospectively. During the fiscal year ended December 31, 2017, the subsidiary Rumo conducted a useful life review of a group of approximately 200 locomotives allocated to the logistics segment. Locomotives comprise individual components with different useful lives, and the review resulted in a reduction of useful lives of some components to reflect the time that the subsidiary Rumo intends to use those components through its economic life. The new useful life was applied starting from January 1st, 2018.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

a)	Reconciliation of carrying amount

	Consolidated
	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives(ii)	Permanent railways(i)	Construction in progress	Other	Total
Cost
At January 1, 2017	1,043,437	716,310	5,270,469	4,474,856	708,580	326,361	12,540,013
Additions	38	5,911	14,835	3,729	2,171,507	1,296	2,197,316
Business combinations(iii)	—	2,867	—	—	—	17,736	20,603
Disposals	(2,239)	(106,088)	(125,206)	(3,695)	25,350	(10,066)	(221,944)
Transfers	28,859	255,398	935,497	661,226	(1,919,335)	5,249	(33,106)

At December 31, 2017	1,070,095	874,398	6,095,595	5,136,116	986,102	340,576	14,502,882
Additions	565	8,702	42,031	—	2,181,586	9,662	2,242,546
Business combinations(iii)	—	—	—	—	—	5,699	5,699
Disposals	(4,183)	(25,421)	(189,143)	—	(1,538)	(43,155)	(263,440)
Transfers	155,699	173,251	560,265	991,023	(2,114,281)	78,624	(155,419)
Effect of exchange rate fluctuations	21,251	14,640	—	—	2,259	9,361	47,511

At December 31, 2018	1,243,427	1,045,570	6,508,748	6,127,139	1,054,128	400,767	16,379,779

Depreciation
At January 1, 2017	(255,893)	(287,745)	(742,297)	(542,228)	—	14,598	(1,813,565)
Additions	(41,343)	(135,580)	(643,683)	(395,677)	—	(16,700)	(1,232,983)
Disposals	234	93,592	99,753	749	—	5,066	199,394
Transfers	(497)	(14,413)	40,576	(12,621)	—	12,802	25,847

At December 31, 2017	(297,499)	(344,146)	(1,245,651)	(949,777)	—	15,766	(2,821,307)
Additions	(52,925)	(116,002)	(655,745)	(467,634)	—	(28,423)	(1,320,729)
Disposals	3,518	25,054	186,557	—	—	37,458	252,587
Transfers	(1,058)	2,609	4,933	33,343	—	(20,905)	18,922
Impairment	—	—	(33,808)	(22,896)	(10,842)	(4,186)	(71,732)
Effect of exchange rate fluctuations	(3,197)	(10,724)	—	—	—	(5,777)	(19,698)

At December 31, 2018	(351,161)	(443,209)	(1,743,714)	(1,406,964)	(10,842)	(6,067)	(3,961,957)

At December 31, 2017	772,596	530,252	4,849,944	4,186,339	986,102	356,342	11,681,575

At December 31, 2018	892,266	602,361	4,765,034	4,720,175	1,043,286	394,700	12,417,822

i.	Leasehold improvements and finance leases included.
ii.	On December 31, 2018, wagons and locomotives in the amount of R$ 745.203 (R$ 743,203 on December 31, 2017) were placed on bail to guarantee bank loans (Note 5.5).
iii.	Property, plant and equipment acquired on the acquisition of the full control of the companies as detailed in Note 1.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

10.2	Intangible assets and goodwill

Accounting policy

a)	Goodwill

Goodwill is initially recognized based on the accounting policy for business combinations (see Note 1). Goodwill is measured at cost less accumulated impairment losses.

Goodwill acquired in a business combination is allocated to the Company’s CGUs, or groups of CGUs, that are expected to benefit from the synergies of the combination.

b)	Concession rights agreement

The subsidiary Comgás has a public concession agreement for a gas distribution service in which the Concession Authority controls what services will be provided and the price, as well it holds a significant participation in the infrastructure at the end of the concession. This concession agreement represents the right to charge users for gas supply during the term of the agreement. Accordingly, the Company recognizes this right as an intangible asset.

The intangible asset comprises: (i) the concession right recognized upon the business combination of Comgás, which is being amortized over the concession period on a straight line basis, considering the extension of the distribution services for another 20 years; and (ii) the acquired or constructed assets underlying the concession necessary for the distribution of gas, which is being depreciated to match the period over which the future economic benefits of the asset are expected to accrue to the Company, or the final term of the concession, whatever occurs first. This period reflects the economic useful lives of each of the underlying assets that comprise the concession. This economic useful life is also used by the regulator, The Natural Gas Agency of the State of São Paulo, to determine the basis for measuring the tariff for rendering the services under the concession.

The amortization of intangible assets reflects the pattern expected for the utilization of the future economic benefits by the Company, which corresponds to the useful lives of the assets comprising the infrastructure consonant to the São Paulo State Sanitation and Energy Regulatory Agency (“ARSESP”) provisions.

The amortization of the intangible assets is discontinued when the related asset is fully used or written off, and no longer is included in the calculation basis of the tariff for the rendering of the concession services, whichever occurs first.

c)	Customer relationships

Costs incurred on development of gas systems for new clients (including pipelines, valves, and general equipment) are recognized as intangible assets and amortized over the contract period.

d)	Other intangible assets

Other intangible assets that are acquired by the Company and have a finite life are measured at cost less accumulated amortization and any accumulated impairment losses.

e)	Subsequent expenditure

Subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

f)	Amortization

Except for goodwill, intangible assets are amortized on a straight-line basis over their estimated useful lives, from the date that they are available for use or acquired.

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

g)	Research costs

Development costs for future products and other internally generated intangible assets are capitalized at cost, provided manufacture of the products is likely to bring the Cosan an economic benefit. If the criteria for recognition as assets are not met, the expenses are recognized in the income statement in the year in which they are incurred.

Capitalized development costs include all direct and indirect costs that are directly attributable to the development process. The costs are amortized using the straight-line method from the start of production over the expected life cycle of the models developed.

Amortization recognized during the year is allocated to the relevant functions in the income statement.

	Consolidated
	Goodwill	Concession rights	Operating license	Trademarks	Customer relationships	Other	Total
Cost
At January 1, 2017	715,259	16,912,506	435,624	252,474	946,824	376,669	19,639,356
Additions	—	361,946	—	—	65,813	47,433	475,192
Business combinations(i)	136,626	—	—	—	—	(4,221)	132,405
Disposals	—	(182,339)	—	—	(11,554)	(2,232)	(196,125)
Transfers	—	341,154	—	—	(11,696)	9,299	338,757

At December 31, 2017	851,885	17,433,267	435,624	252,474	989,387	426,948	20,389,585
Additions	—	412,053	—	—	77,931	76,642	566,626
Business combinations(i)	(6,878)	—	—	—	136,626	32,936	162,684
Disposals	—	(131,263)	—	(228,270)	(402,266)	(66,808)	(828,607)
Transfers	—	14,102	—	—	(74,632)	11,049	(49,481)
Effect of exchange rate fluctuations	38,227	—	—	13,673	15,817	11,002	78,719

At December 31, 2018	883,234	17,728,159	435,624	37,877	742,863	491,769	20,319,526

Depreciation
At January 1, 2017	—	(1,319,980)	(200,876)	(182,616)	(668,695)	(157,750)	(2,529,917)
Additions	—	(490,025)	(11,740)	(22,827)	(127,584)	(52,266)	(704,442)
Disposals	—	143,331	—	—	8,132	4,218	155,681
Transfers	—	(337,983)	—	—	721	(35)	(337,297)

At December 31, 2017	—	(2,004,657)	(212,616)	(205,443)	(787,426)	(205,833)	(3,415,975)
Additions	—	(472,939)	(11,740)	(22,827)	(105,773)	(62,285)	(675,564)
Disposals	—	94,133	—	228,270	400,679	65,971	789,053
Transfers	—	(360)	—	—	179,636	397	179,673
Impairment	—	—	—	—	—	(750)	(750)
Effect of exchange rate fluctuations	—	—	—	—	(1,735)	(3,837)	(5,572)

At December 31, 2018	—	(2,383,823)	(224,356)	—	(314,619)	(206,337)	(3,129,135)

At December 31, 2017	851,885	15,428,610	223,008	47,031	201,961	221,115	16,973,610

At December 31, 2018	883,234	15,344,336	211,268	37,877	428,244	285,432	17,190,391

(i)

The goodwill of the acquisitions, according to Note 1, is composed by: a) Stanbridge from R$ 31,726; b) TTA from R$ 23,618; c) LubrigrupoII from R$ 6,856; and d) Metrolube from R$ 67,548. Additionally, goodwill from the acquisition of Stanbridge (preliminarily allocated at the acquisition date in November 2017) was allocated to Customer relationships in 2018, in the amount of R$ 136,626.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

a)	Capitalization of borrowing costs

Capitalized borrowing costs for the year ended December 31, 2018, R$ 9,917 was capitalized at an average rate of 8.94% p.a. (R$ 9,799 and 8.43% p.a. on December 31, 2017).

b)	Amortization methods and useful lives

Intangible assets (excluding goodwill)	Annual rate of amortization—%	December 31, 2018	December 31, 2017
Comgás(i)	Concession term	8,225,270	8,197,514
Concession rights—Rumo(ii)	Concession term	7,119,068	7,231,096

		15,344,338	15,428,610
Operating license for port terminal(iii)	4.00%	211,268	223,008
Trademarks:
Mobil	10.00%	—	22,827
Comma	—	37,877	24,204

		37,877	47,031
Customers relationship:
Comgás	20.00%	149,890	174,459
Moove	6.00%	278,354	27,502

		428,244	201,961
Other
Software license	20.00%	168,892	167,520
Other		116,538	53,595

		285,430	221,115
Total		16,307,157	16,121,725

(i)

Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets;

(ii)	Refers to the concession right agreement of Rumo Malha Norte S.A., which will be amortized until the end of the concession in 2079;
(iii)	Port operating license and customer relationships of Rumo, from the business combinations.

c)	Impairment testing of cash-generating units (“CGU”) goodwill

i.	Cosan Logística

The Subsidiary annually tests the recoverable amounts of goodwill arising from business combination operations. Property, plant and equipment and defined-intangible assets that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For the purposes of impairment analysis, the concession contracts were defined as cash-generating units, each registered in an individual company. The basis for evaluation and annual testing is September 30.

During the year ended December 31, 2018, we did not identify impairment indicators, so that no impairment test was required for fixed assets and intangible assets with a defined useful life, except for the cash generating unit represented by the Rumo Malha Oeste S.A. concession, which shows negative results and low cash generation.

The recoverable amount for the fixed assets of this cash-generating unit was determined using the discounted cash flow methodology of the cash-generating unit.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

The main assumptions used were (i) EBITDA projected for the cash generating unit, without volume growth transported, within the remaining period of the concession, and (ii) the discount rate (WACC) of 8.28% per annum, before taxes. The calculation resulted in a recoverable amount of R$ 82,995, compared to a book value of R$ 155,443, which includes property, plant and equipment and intangible assets. A provision for impairment of R$ 72,448 was recorded for this cash-generating unit, allocated in proportion to the property, plant and equipment, as a contra-entry to “Other income (expenses) net,” note 19.

The balance of goodwill recorded by the Company is associated with the port loading operation and terminals, so that this cash-generating unit needs to be tested annually.

The recoverable amount of this cash-generating unit was determined by the net sales value of the unit, using the technique of EBITDA multiples, a technique considered level 3 in the hierarchy of fair value estimates.

The determination of the recoverability of the assets depends on certain key assumptions as described above that are influenced by the market, technological, and economic conditions in force at the time this recovery is tested and, therefore, it is not possible to determine whether new losses by recovery will occur in the future and, if they occur, whether these would be material.

ii.	Cosan S.A.

The combined carrying amounts of goodwill allocated to each cash-generating unit are as follows:

	December 31, 2018	December 31, 2017
Moove cash generating unit	782,740	751391
Cosan cash-generating unit other business	43	43

Total goodwill	782,783	751,434

The recoverable amount is determined based on calculations of the value in use, using the discounted cash flow determined by Management based on budgets that take into account the assumptions related to each business, using information available in the market and previous performance. Discounted cash flows were drawn up over a ten-year period and carried forward in perpetuity without considering a real growth rate. Management understands the use of periods greater than five years in the preparation of discounted cash flows as it reflects the estimated time of use of the asset and business groups.

The main assumptions used mainly consider the expectation of growth of the operations based on the Gross Domestic Product segmented by country, as well as considering the levels of average growth experienced in the last years and other macroeconomic aspects, as well as expectation of the price of sales of commodities, using discount rates that reflect specific business-related risks.

All these future cash flows were discounted at a rate of 9.3% (weighted-average cost of capital) and a growth rate of the final value of 3.75% from 2028 reflecting specific risks related to the relevant assets in its cash generating unit.

An increase of 6.3 percentage points in the discount rate should change so that the estimated recoverable amount is equal to the book value. The U.S. dollar has an impact on projections and, therefore, a fluctuation of in exchange rate would have an effect on the estimate.

As of December 31, 2018, no expense for impairment of assets and goodwill was recognized. The determination of the recoverability of the assets depends on certain key assumptions as described above that are influenced by the market, technological and economic conditions in place at the time that such recovery is tested, and therefore, it is not possible to determine whether new reduction losses of recovery will occur in the future and, if they occur, whether these would be material.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

11	Concessions payable

Accounting policy

Concessions represent arrangements between a public sector grantor and the subsidiary Rumo to operate a rail network consisting of four concessions that extend over approximately 12,000 kilometers of railway lines. Revenue from providing the service is received directly from the customers, through to logistic service.

The concession right generally means that the Rumo has an exclusive right to provide the service under the concession for a given period, after which the infrastructure assigned to the concession and required to provide the service is returned to the concession grantor, generally for no consideration. The concession arrangement must provide for the management or operation of the infrastructure. Another common feature is the existence of obligations to acquire or construct all the items required to provide the concession service over the concession term.

These concessions right is initially recognized with an intangible at cost (see Note 10.2), with cost understood to be the fair value of the service provided plus other direct costs that are directly attributable to the operation. They are then amortized over the duration of the concession.

	December 31, 2018			December 31, 2017
	Leases	Concessions	Total	Total
Payables
Rumo Malha Sul	31,546	29,215	60,761	65,550
Rumo Malha Paulista	26,316	19,576	45,892	48,139

	57,862	48,791	106,653	113,689
Court discussion
Rumo Malha Paulista	1,695,770	—	1,695,770	1,535,470
Rumo Malha Oeste	1,324,853	81,292	1,406,145	1,284,175

	3,020,623	81,292	3,101,915	2,819,645
Total	3,078,485	130,083	3,208,568	2,933,334

Current			28,797	27,413

Non-current			3,179,771	2,905,921

Court Discussion:

The Company is challenging in court the economic and financial unbalance of certain leases and concession contracts.

In April 2004, Rumo Malha Paulista S.A. (“Rumo Malha Paulista”) filed an interlocutory injunction and subsequently Declaratory Action before the 21st Federal Court of Rio de Janeiro questioning the economic and financial unbalance of the Lease and Concession Agreements, due to the high disbursement incurred by the Company for the payment of labor judicial proceedings and other expenses involved, which are the responsibility of Rede Ferroviária Federal S.A., as provided in the bidding documents.

Rumo Malha Paulista required an injunction to suspend payment of installments due of the concession and lease agreements and to offset the credit balance resulting from labor amounts paid by Rumo with the amount charged by the Brazilian Government. In April 2005, the injunction was granted, suspending the enforceability of installments for 90 days by determining the completion of expertise. In July 2005, the suspension was extended for another 90 days. In September 2005, the injunction was overturned by the Federal Court of Rio de Janeiro. In January 2006, the suspension of payment of installments was granted, by means of judicial deposit. The amount related to the lease payment was deposited in court until October 2007, when the Company obtained a court order to replace the judicial deposits with a bank guarantee. In October 2015, a decision was handed down that partially upheld the action recognizing the occurrence of economic and financial balance of the agreements, allowing the Company to perform the part of compensation of the amounts claimed in the match against presented debt. Nevertheless, the Company believes that all amounts discussed shall be offset against payables based on clauses 7 and 10 of the bidding documents.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

Management, supported by the opinion of its legal counsel, assesses the chances of success as probable, but the financial liability remains recognized as it is a contractual obligation not yet discharged and still depend on offsetting with the Company’s reimbursement rights.

Rumo Malha Oeste S.A. (“Rumo Malha Oeste”) also claiming the reestablishment of the economic-financial balance, lost by the cancellation of transportation contracts at the time of privatization, change in the regulatory environment and conditions set forth in the Privatization Tender—additionally, the growth forecasts that defined the value of the business did not materialize. The lawsuit is filed with the 16th Federal Court of Rio de Janeiro. To proceed with the legal discussion, the Company offered government securities (Treasury Bills—LFT) as an execution guarantee. In March 2008, the Company was authorized to replace the guarantee by a bank guarantee and in May 2008, the Company redeemed the treasury bills. In December 2014, a decision was handed down that upheld the action recognizing the occurrence of economic and financial balance of the contracts, with the amounts involved and certain related aspects still to be determined. In December 2015, the replacements of guarantee letters presented by Rumo were replaced with an insurance policy.

Management, supported by the opinion of its legal counsel, assesses the chances of success as probable, but the financial liability remains recognized as it is a contractual obligation not yet discharged and must still be offset against the company’s right to be reimbursed.

Judicial deposits at December 31, 2018 concerning the above claims totaled:

	December 31, 2018	December 31, 2017
Rumo Paulista	119,806	119,806
Rumo Oeste	20,690	20,690

	140,496	140,496

The judicial deposits are recorded in the “regulatory” group, as described in Note 14.

11.1	Commitments

a)	Commitments for the acquisition of assets and regulatory targets

The balance of this account is considered as an asset or liability in accordance with the chart of accounts of the Regulatory. However, this account is excluded from the financial statements prepared in accordance with accounting practices adopted in Brazil and also IFRS, since the respective balance is not recorded as an asset or a liability, since its realization or settlement depends on future consumption by different consumers of the subsidiary Comgás. Therefore, the balances presented below are not recognized in the financial statements.

Regulatory assets (liabilities):

	December 31, 2018	December 31, 2017
Cost of gas to be recovered/(transferred)	504,175	(174,090)
Credits of taxes to be recovered/(transferred)	(252,816)	(46,807)

	251,359	(220,897)
Expense not recognized in the statement of income before income tax and social contribution	472,256	193,114

Regulatory assets (liabilities)	672,810	243,722
Regulatory assets (liabilities) tax	(127,815)	(12,222)

	544,995	231,500
Adjustment	3,713	(26,119)
Extemporaneous credits	(76,452)	(12,267)

	472,256	193,114

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

b)	Commitments with supply contracts

Considering the current gas supply contracts, the subsidiary Comgás has a total financial commitment in an estimated present value of R$ 13,525,873, which amount includes the minimum established in contract in both commodity and transportation.

12	Other taxes payable

Accounting policy

The Company is subject to different taxes and levies such as municipal, estate and federal taxes, tax on deposits to and withdrawals from bank accounts, turnover taxes, regulatory fees and income taxes, among other, that represent an expense for the Company. It is also subject to other taxes over its activities that generally do not represent an expense.

	December 31, 2018	December 31, 2017
Tax amnesty and refinancing program—REFIS	216,984	229,745
ICMS—State VAT	96,793	121,550
COFINS—Revenue tax	47,017	146,641
PIS—Revenue tax	7,654	31,563
ISS—Service tax	4,666	7,697
IOF—Financial tax	1,318	4,494
INSS—Social security	7,337	36,601
Other	18,417	2,224

	400,186	580,515

Current	245,587	418,878

Non-Current	154,599	161,637

The amounts due on non-current liabilities present the following maturity schedule:

	Consolidated
	December 31, 2018	December 31, 2017
13 to 24 months	14,658	19,748
25 to 36 months	11,532	16,038
37 to 48 months	11,214	11,204
49 to 60 months	11,214	11,021
61 to 72 months	11,175	11,021
73 to 84 months	8,301	10,580
85 to 96 months	8,301	8,377
Thereafter	78,204	73,648

	154,599	161,637

13	Income tax and social contribution

Accounting policy

The income taxes rate is 34%. Current tax and deferred tax are recognized in profit or loss except for some transactions that are recognized directly in equity or in other comprehensive income.

i.	Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

ii.	Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes and tax loss.

The measurement of deferred tax reflects the way the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority and the same taxable entity.

iii.	Recoverability of deferred income tax and social contribution

In assessing the recoverability of deferred taxes, management considers the projections of future taxable income and the movements of temporary differences. When it is not probable that part or all the taxes will be realized, the tax asset is reversed. There is no deadline for the use of tax loss carryforwards and negative bases, but the use of these accumulated losses of previous years is limited to 30% of annual taxable profits.

iv.	Tax exposure

In determining the amount of current and deferred tax, the Company considers the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

a)	Reconciliation of income and social contribution tax expenses

	Consolidated
	December 31, 2018	December 31, 2017	December 31, 2016
Profit before taxes	2,843,667	1,474,652	555,987
Income tax and social contribution nominal rate (34%)	(966,847)	(501,382)	(189,036)
Adjustments to determine the effective rate
Interest in earnings of investees (non-taxable income)	339,237	340,766	532,335
Differences in tax rates on earnings / losses of overseas companies	(12,423)	(89,070)	(150,233)
Granted income tax incentive	48,541	74,416	10,098
Share-based payment transactions	(1,363)	(4,022)	(3,950)
Interest on shareholders’ equity	(19,777)	(21,495)	(45,573)
Non-deductible expenses (donations, gifts, etc.)	(14,405)	(52,226)	(28,103)
Tax losses not recorded(i)	(143,999)	(177,824)	(185,089)
Goodwill amortization effect	1,853	1,853	1,853
Tax effects of discounts granted—PERT	218	(4,438)	—
Tax loss carryforwards from previous years recorded	—	(3,554)	—
Other	8,478	8,621	(.4,004)

Income tax and social contribution benefit (expense)—current and deferred	(760,487)	(428,355)	(61,702)

Effective rate—%	26.74	29.05	11.10

(i)

Refers mainly to tax losses not recorded in subsidiaries of Rumo which under current conditions do not attend the requirements of future taxable profits that justify the recognition of the deferred tax assets. In accordance with Brazilian Federal Taxes rules those losses do not expire.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

b)	Deferred income tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	Consolidated
	December 31, 2018	December 31, 2017
Assets credit of:
Income tax loss carry forwards	2,190,068	2,112,707
Social contribution tax loss carry forwards	801,866	772,304
Temporary differences
Foreign exchange—Loans and borrowings	789,220	548,568
Legal proceedings provision	396,577	365,997
Tax deductible goodwill	—	56,276
Impairment provision	241,083	250,236
Provisions for employee benefits	175,178	153,434
Allowance for doubtful accounts	30,327	25,991
Regulatory asset (liability)	59,597	65,318
Impairment of tax credit	74,900	61,324
Share-based payment transactions	5,246	1,602
Profit sharing	51,601	40,195
Interest on preferred shareholders payable in subsidiaries	155,562	218,599
Property, plant and equipment—useful life review	277,925	160,490
Contractual dispute	—	86,482
Other	276,095	316,176

Deferred taxes—Assets	5,525,245	5,235,699
(-) Deferred taxes assets not recognized(i)	(2,104,742)	(1,961,325)
Liabilities credit of:
Temporary differences
Business combination—property, plant and equipment	63,574	110,149
Tax deductible goodwill	(389,679)	(351,262)
Lease	(228,055)	(277,091)
Concession contract	(6,745)	(8,681)
Unrealized gains on derivatives instruments(ii)	(664,841)	(115,503)
Fair value option in loans	57,298	23,855
Income on formation of joint ventures	(1,135,036)	(1,135,036)
Business combination—Intangible asset	(3,725,546)	(3,741,522)
Other	56,201	(45,513)

Total	(5,972,829)	(5,540,604)

Total of deferred taxes recorded	(2,552,326)	(2,266,230)
Deferred income tax—Assets	1,540,693	1,636,080

Deferred income tax—Liabilities	(4,093,019)	(3,902,310)

(i)

Refers mainly to tax losses and temporary differences of Rumo Malha Sul and Rumo Malha Oeste that under current conditions do not have predictability of generating taxable income to justify the accounting of assets referred to income tax and social contribution.

(ii)

The subsidiary Comgás changed the regime for the taxation of foreign exchange variation of the loans and financing from cash basis to accrual accounting for fiscal year 2018, therefore the deferred taxes on gains of income not realized with derivatives, started to be presented as deferred tax liability. Previously they were offset by the losses of the exchange variation of loans and financing.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

c)	Changes in deferred tax

Consolidated
At January 1, 2017	(2,060,563)
Recorded through income	(426,341)
Property, plant and equipment—useful life review	132,503
Other comprehensive income	8,201
Tax loss carryforwards used to settle other tax installments	3,555
Tax loss carryforwards over change of shareholding interest in subsidiary	60,583
Other(i)	15,832

At December 31, 2017	(2,266,230)
Recorded through income	(295,620)
Other comprehensive income	27,977
Tax loss carryforwards used to settle other tax installments	(2,114)
Business combination	(24,164)
Other(i)	7,825

At December 31, 2018	(2,552,326)

(i)	Exchange variation effect due to the conversion of offshore investments.

The Company expects to realize the full deferred tax on tax losses and social contribution.

14	Provision for legal proceedings

Accounting policy

Provisions for legal proceedings are recognized as other expenses when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

The assessment of probability loss includes the available evidence, hierarchy of laws, jurisprudence, the most recent court decisions and relevance in the legal system, as well as the opinion of outside counsel. Provisions are reviewed and adjusted according to circumstances, such as limitation period, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

Provisions for legal proceedings resulting from business combinations are estimated at fair value in the acquisition time.

The Company had provision for legal proceedings and judicial deposits recorded in the financial position at December 31, 2018 and 2017 in respect of:

	Provision for legal proceedings		Judicial deposit
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Tax	534,131	501,247	460,484	371,703
Civil, environmental and regulatory	362,725	375,561	199,526	196,026
Labor	466,312	471,349	218,797	198,378

	1,363,168	1,348,157	878,807	766,107

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

Changes in provision for legal proceedings:

	Tax	Civil, environmental and regulatory	Labor	Total
At January 1, 2017	479,532	344,048	444,984	1,268,564
Provisions	15,821	77,535	140,445	233,801
Settlement / Write-offs	(14,047)	(45,305)	(148,204)	(207,556)
Monetary variation(i)	19,941	(717)	34,124	53,348
At December 31, 2017	501,247	375,561	471,349	1,348,157
Provisions	20,325	48,660	97,427	166,412
Settlement / Write-offs	(22,024)	(76,083)	(134,336)	(232,443)
Transfers	7,178	(7,178)	—	—
Monetary variation(i)	27,405	21,765	31,872	81,042

At December 31, 2018	534,131	362,725	466,312	1,363,168

(i)	Includes interest reversal.

The Company’s debts with legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

a)	Probable losses

Tax: The principal tax proceedings for which the risk of loss is probable are described below:

	December 31, 2018	December 31, 2017
Compensation with FINSOCIAL(i)	286,929	280,158
INSS—Social security(ii)	80,134	65,149
State VAT—ICMS credit(iii)	72,941	99,423
IPI—Excise tax credit—NT	28,931	678
Federal income taxs	1,589	1,521
PIS and COFINS	171	2,051

Other	63,436	52,267

	534,131	501,247

(i)

During the period from October 2003 to November 2006, the Company, through its subsidiary CLE, offset the FINSOCIAL tax against several other federal taxes, based on a final court decision in September 2003 following a decision that challenged the constitutionality of the FINSOCIAL. The offsetting of these taxes remains under discussion at the administrative level. No judicial deposits were made.

(ii)

The amounts that have been provisioned are mainly related to social security contributions levied on company´s earnings, pursuant to Article 22-A of the 8.212/91 Law, which are being challenged on the grounds of constitutionality. Judicial deposits have been made monthly for the corresponding amounts.

(iii)

The amounts that have been provisioned refer to tax assessments by the tax authorities related to several types of ICMS credits. Amongst them: (a) assessment notice related to ICMS payments for the purchase of raw materials which are considered for “use and consumption”, therefore, not eligible for compensation; (b) assessment, as sole obligor, for withholding of ICMS on tolling agreement from an agricultural partnership with Central Paulista Ltda. Açúcar e Álcool; and (c) assessment notice related to the ICMS offset arising from the fact that the forward presumed profit is bigger than the consummated profit, under tributary substitution regime.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

Civil, regulatory, environmental and other claims: Company and its subsidiaries are parties to a number of civil legal claims related to (i) indemnity for material and moral damages; (ii) termination of different kinds of agreements (iii) public civil claims related to sugarcane stubble burning; and (iv) compliance with terms of conduct adjustment, among other issues:

As of December 31, 2018, R$ 199,526 in judicial deposits were made for civil and environmental claims, and this figure was R$ 196,026 as of December 31, 2017. Company and its subsidiaries are also parties to a number of regulatory legal proceedings related to (i) collection of fines by the ANTT; (ii) discussions on the tariff ceiling imposed by the ANTT; and (iii) certain other matters.

Labor claims: Cosan and its subsidiaries are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged non-compliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event, we fail to comply with such consent orders, we could be subject to fines.

b)	Possible losses

The principal proceedings for which we deem the risk of loss as possible are described below:

	December 31, 2018	December 31, 2017
Civil	3,258,113	2,865,572
Labor (xii)	990,913	1,061,910
Regulatory	699,301	606,133
Environmental	460,911	378,462

	5,409,238	4,912,077

Tax:

	December 31, 2018	December 31, 2017
Federal income taxes(i)	3,372,743	2,766,174
ICMS—State VAT(ii)	2,684,248	2,652,709
PIS and COFINS—Revenue taxes(iii)	1,408,519	838,343
IRRF—Withholding tax(iv)	982,134	914,545
Goodwill Rumo(v)	529,788	512,120
IPI—Excise tax credit—NT(vi)	490,500	523,121
Penalties related to tax positions(vii)	449,039	429,249
MP 470—Tax installments(viii)	297,902	290,389
Foreign financial operation(ix)	290,220	280,414
INSS—Social security and other(x)	260,712	556,252
Compensation with IPI—IN 67/98(xi)	134,642	132,270
Stock option(xii)	67,991	65,776
Financial transactions tax on loan	52,585	51,330
Compensation credit award	43,121	41,350
Social security contributions	4,121	45,985
Other	417,598	902,698

	11,485,863	11,002,725

(i)	The Company, and its controlled companies, received assessment notices based on the following:
a)	Tax benefits that arose from the deduction of goodwill amortization;

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

b)

Exchange variation and interest incurred as the tax authorities understand that the corporate transactions carried out were intended to postpone the settlement of debt contracted abroad through the issuance of Perpetual Bonds, in order to reduce Positive result of exchange variation;

c)	The subsidiary Comgás was known of the no recognition of the offsetting procedures made in 2015, using income taxes credits (“IRPJ”);
d)	Isolated fine of 50%, resulting from non-homologation of compensations; and
e)

Tax assessments that require IRPJ and social contributions (“CSLL”) related to: (i) Malha Norte Goodwill: Tax assessment notices drawn up for the collection of IRPJ and CSLL, cumulated with interest for late payment and fines and isolated. In the opinion of the Federal Revenue, Rumo Malha Norte would have unduly amortized the goodwill calculated on the acquisition of Brasil Ferrovias S/A and Novoeste Brasil S/A.; (ii) GIF, TPG and Teaçu: tax assessment notices issued for the collection of IRPJ and CSLL, plus a fine and default interest, as well as an isolated fine, for the following reasons: Deduction of the actual profit and the CSLL tax base from the amount corresponding to the amortization in acquisition of interest in Teaçu Armazéns Gerais S/A; Deduction, of the actual profit and the basis of calculation of CSLL, of the amount corresponding to the amortization of the goodwill paid by the companies TPG Participações S.A. and GIF LOG Participações S.A in the acquisition of shares issued by Rumo Logística S/A; and (iii) Labor provisions: In 2009, under the assumption that the Company would have excluded from the calculation of the actual profit and the adjusted basis of calculation of CSLL labor provisions. According to the tax authorities, the write-off of labor provisions was made by the Company without the individualization of the proceedings (provisions and reversals), which would impact on the tax calculation. The likelihood of loss is possible, considering that the occurrence of the decay and that the Company complied with all tax rules regarding the addition and exclusion of provisions in the determination of IRPJ and CSLL.

(ii)	In summary, these demands relate basically:

•	Tax assessments issued against the Company for unpaid ICMS and non-compliance with accessory obligations, in connection with the agricultural and industrial tolling services partnership;

•

ICMS levied on the remittances for the export of crystallized sugar, which the Company understands are tax exempt. However, the tax authorities classify crystallized sugar as a semi-finished product, which is therefore subject to ICMS;

•	ICMS withholding rate differences on the sale or purchase the goods, which after the operation, had their tax registrations revoked;

•	Disallowance of ICMS tax credits on the sale of diesel fuel to customers engaged in the agro industrial business;

•	ICMS payments on inventory differences arising from erroneous calculations by the State Tax Administration;

•	ICMS related to the fiscal war between the states, tax substitution method and tax credits arising from the transfer of excess credits to its centralizing unit;

•

The subsidiary CLE has been discussing the state fund of fiscal equilibrium (Fundo Estadual de Equilíbrio Fiscal), or “FEEF,” (deposit of 10% of ICMS tax exempted by the use of tax benefits) on the industrialization and commercialization of lube oils, considering that the constitutional immunity provided for in art. 155, § 2, X, “b” of CF / 88 cannot be considered as a tax benefit under Law No. 7.248 / 2016, regulated by State Decree No. 45.810/2016. Judicial deposits have been made for the corresponding amounts;

•

The State Tax Administration assessed the rail concessions for non-taxation of ICMS on invoices for the provision of rail freight services for export. There is a favorable position for taxpayers in the higher courts;

•

Assessment from State Tax Administration of São Paulo on the grounds that the Company was not authorized to operate as a general warehouse in that state. At the time of the release of the state registration, the tax authorities allowed the Company’s activities, including issuance of invoices.

•

Tax assessment notice issued by the São Paulo State Treasury Department, against Rumo Malha Paulista, covering the period from February 2011 to July 2015, with the indication of infractions for alleged lack of payment of ICMS on railroad services for export and ICMS credits accrual considered undue.

(iii)

Refers mainly to the reversal of PIS and COFINS credits, provided by Laws 10.637/2002 and 10.833/2003, respectively. Those reversals arise from a differing interpretation of the laws by the tax authorities in relation to raw materials. These discussions are still at the administrative level.

Tax authorities assessed the Rumo Malha Paulista for non-taxation of PIS and COFINS on revenues from mutual traffic and rite of passage billed against Rumo Malha Norte. The chance of loss is considered possible as tax already has been collected by the concessionaire responsible for transporting from origin.

(iv)	The subsidiary CLE received an assessment notice related to the withholding income tax on an alleged capital gain arising from the acquisition of assets of foreign companies.

The subsidiary Comgás received an assessment notice related to the withholding income tax on an alleged capital gain of a former shareholder due to contractual arrangements.

Rumo Malha Paulista had part of its IRPJ credit balance glossed based on the argument that the Company would not be entitled to IRRF compensation on swap transactions.

(v)

Tax assessment issued by the Brazilian Tax Authority in 2011 and 2013 against Rumo S.A. concerning: (a) amortization expense disallowance based on future profitability, as well as financial expenses; and (b) non-taxation of supposed capital gain on disposal of equity interest in a Company of the same group.

(vi)

Legal demands related to the SRF Normative Instruction no. 67/98 that allowed for the refunding of IPI tax payments for sales of refined sugar from January 14, 1992 through November 16, 1997 and fiscal requirement, at the exit of lubricating grease, of product immune to the collection of IPI, because it is derived from petroleum.

(vii)

The Company was assessed due to the disregard of the tax benefits of REPORTO (PIS and COFINS suspension), on the grounds that the locomotives and freight cars purchased in 2010 were used outside the limits area of the port. Therefore, the Company was assessed to pay PIS and COFINS, as well as an isolated fine corresponding to 50% of the value of acquired assets.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

(viii)

The Tax Authority partially rejected the Company requests for payment of its federal tax debts, pursuant to provisional measure n. 470 (MP 470), on the ground that the tax loss offered is not sufficient to settle the respective debts. The likelihood of loss is considered as possible since the results are indicated existed and are available for such use.

(ix)

Tax assessment notices issued requiring additional income tax, social contribution, PIS and COFINS, for the calendar years 2005 to 2008 as a result of the following alleged violations: (a) improper exclusion of financial costs arising from loans with foreign financial institutions from the corporate income tax and social contribution calculation basis, (b) improper exclusion of financial income from securities issued by the Government of Austria and the Government of Spain from the corporate income tax and social contribution calculation basis (c) no inclusion, in the corporate income tax and social contribution calculation basis, of gains earned in swap operations, and non-taxation of financial income resulting from these contracts by PIS and COFINS, (d) improper offsetting from corporate income tax and the social contribution calculation basis by using PIS and COFINS credits.

A favorable decision in the Administrative Tax Appeals Council (Conselho Administrativo de Recursos Fiscais), or “CARF,” may change its classification for remote losses.

(x)

The legal proceeding related to INSS payment involve the following: (a) the legality and constitutionality questioning Normative Instruction MPS/SRP Nº 03/2005, which restricted the constitutional immunity over social contributions on export revenues through direct sales, consistent with the manner exports made via trading companies are now taxed; (b) assessment of SENAR (Rural apprenticeship scheme) social contribution on direct and indirect exports, in which the tax authorities disregard the right to constitutional immunity; and (c) requirement of social security contribution on stock purchase through stock option plans.

(xi)

SRF Normative Instruction no. 67/98 allowed for the refunding of IPI tax payments for sales of refined sugar from January 14, 1992 through November 16, 1997. Consequently, the Company applied for the offsetting of amounts paid during the periods against other tax liabilities. However, the tax authorities denied its application for both the reimbursement and offsetting of these amounts. The Company has challenged this ruling in an administrative proceeding. The subsidiary CLE has requirement of IPI, at restricting the constitutional immunity, because the lubricating oil is derived from petroleum.

(xii)

Tax assessments issued against the Rumo for the collection of social security contributions (20% on the amount paid) of amounts related to the Stock Option Plan granted to employees, managers and third parties. The main reason for the assessment is the alleged remunerative nature.

Labor:

In 2010, Prumo Engenharia Ltda. (“Prumo Engenharia”), a company that provided services to ALL—América Latina Logística SA (“ALL”), was accused of incurring irregular labor practices during the execution of an engineering service for the Company’s indirect subsidiary, Rumo Malha Paulista. Although Prumo Engenharia assumed full responsibility for the condition of the workers in question, Rumo Malha Paulista was improperly included, in the Rumo S.A.’s view, in the register of employers of the Ministry of Labor, being granted a preliminary injunction determining the exclusion of said registration until the final and unappealable decision of the judicial process, which is processed in the secrecy of justice.

The Public Prosecutor’s Office also filed a public civil action against the Malha Paulista, without the inclusion of Prumo in the case, demanding payment of compensation for collective damages in the amount of R$ 100.000 (among other commitments), partially adjudicated proceeding condemning the Rumo S.A in obligations of doing and not doing, as, in collective moral damages of R$ 15.000. In addition to demonstrating that the Rumo S.A did not participate in the practice of irregularities, Rumo S.A understands that the suit should be filed against Prumo, which is discussed in appeal. The risk of loss is considered possible and the case is awaiting decision of the Superior Labor Court.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

15	Shareholders’ equity

a)	Share capital

Accounting policy

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. Income taxes relating to transaction costs of an equity transaction are accounted for in accordance with policy described in Note 13.

At December 31, 2018, Cosan Limited’s share capital is composed of the following:

	Class A	%	Class B1 shares	%
Shareholders—Common shares
Group control	19,514,418	11.20	96,332,044	100.00
Renaissance Technologies LLC	6,288,299	3.60	—	—
M&G Investment Management Limited	5,651,331	3.20	—	—
Eastspring Investments (Singapore) Limited	3,963,068	2.30	—	—
Free Float	112,926,552	64.80	—	—

Total shares outstanding	148,343,668	85.10	96,332,044	100.00

Treasury shares	26,011,673	14.90	—	—
Total	174,355,341	100.00	96,332,044	100.00

On December 31, 2018, the capital authorized is U.S.$ 11,889 thousand, divided into 1,000,000,000 Class A Shares of par value US$ 0.01 each and 188,886,360 Class B Shares or par value U.S.$ 0.01 each. The capital subscribed and paid by the Company is R$ 5,328, which is composed of 174,355,341 book-entry shares of common stock without par value. There have been no changes to the number of shares issued during the periods presented.

b)	Treasury shares

The Company holds 26,011,673 Class A treasury shares as of December 31, 2018 (27,488,204 as of December 31, 2017) with a market value of U.S.$ 8.80 per share as of December 31, 2018 (U.S.$ 9.70 per share as of December 31, 2017).

On December 22, 2017 the Company finished its tender offer to purchase own shares, and 22,025,248 common shares was bought for U.S.$ 9.65 per share. The transaction generated a cash outflow, as shown in the financing activity of statement of cash flow, in the amount of U.S.$ 212,544 thousand or R$ 707,770.

On December 31, 2018, the amount of 1,476,531 treasury shares was delivered to the beneficiaries of the Stock-Grant Plan – Equity-settled – Cosan Limited.

c)	Dividends

Accounting policy

Cosan Limited is a holding company and can only pay dividends to the extent, if any, that funds are received from its subsidiaries.

On May 16, 2018, the board of directors approved the distribution of the dividends received by Cosan Limited from Cosan S.A.. The dividends were paid to shareholders for the fiscal year ended December 31, 2017 totaling R$ 69,622 or U.S.$ 20.000, corresponding to R$ 0,2861 or U.S.$ 0,0822 per common share without withholding income tax.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

d)	Other comprehensive (loss) income

	December 31, 2017	Comprehensive (loss) income	December 31, 2018
Foreign currency translation effect	(372,343)	(161,574)	(533,917)
Gain on cash flow hedge in joint ventures and subsidiaries	14,610	6,883	21,493
Actuarial loss on defined benefit plan	(44,937)	(54,309)	(99,246)
Financial instruments with subsidiaries	15,000	—	15,000
Change in fair values of financial assets	841	244	1,085

Total	(386,829)	(208,756)	(595,585)

Attributable to:
Owners of the Company	(394,212)	(192,961)	(587,173)
Non-controlling interests	7,383	(15,795)	(8,412)

	December 31, 2016	Comprehensive (loss) income	December 31, 2017

Foreign currency translation effect	(322,258)	(50,085)	(372,343)
(Loss) gain on cash flow hedge in joint ventures and subsidiaries	(190,001)	204,611	14,610
Actuarial loss on defined benefit plan	(29,017)	(15,920)	(44,937)
Financial instruments with subsidiaries	6,000	9,000	15,000
Change in fair values of financial assets	(2,618)	3,459	841

Total	(537,894)	151,065	(386,829)

Attributable to:
Owners of the Company	(480,454)	86,242	(394,212)
Non-controlling interests	(57,440)	64,823	7,383

16	Earnings per share

Accounting policy

a)	Basic earnings per share

Basic earnings per share is calculated by dividing:

i.	the profit attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares; and

ii.

by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements (share-based payment) in ordinary shares issued during the year and excluding treasury shares (Note 15).

b)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

i.	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares; and

ii.	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

The Company’s subsidiaries have two categories of potential dilutive effects: share options and put options. For the share options, a calculation is done to determine the effect of the dilution in the profit attributable to shareholders of the parent due the exercise of the share options at subsidiaries. For the put option, is assumed to have been converted into ordinary shares, and the profit attributable to shareholders of the parent is adjusted.

The following table sets forth the calculation of earnings per share (in thousands of Brazilian Reais, except per share amounts):

	December 31, 2018		December 31, 2017		December 31, 2016
Profit attributable from continued operation to ordinary equity holders for basic earnings		975,448		551,021		325,132
Loss attributable from discontinued operation to ordinary equity holders for basic earnings		—		—		(47,328)
Effect of dilution:
Dilutive effect of subsidiary’s stock option plan		(2,882)		(1,352)		(3,096)
Dilutive effect of subsidiary’s stock option plan—discontinued operation		—		—		200
Dilutive effect of put option		—		—		(15,601)

Profit from continued operation attributable to ordinary equity holders adjusted for the effect of dilution		972,566		549,669		306,435
Loss from discontinued operation attributable to ordinary equity holders adjusted for the effect of dilution		—		—		(47,128)

Basic number of shares outstanding—In thousands of shares		244,065		262,999		264,691
Effect of dilution:
Dilutive effect of stock option plan		10,061		5,553		—

Diluted number of shares outstanding—In thousands of shares		254,126		268,552		264,691
Basic earnings (loss) per share from:
Continuing operations	R$	3.997	R$	2.095	R$	1.2283
Discontinuing operations	R$	0.000	R$	0.000	(R$	0.1788)

	R$ 3.997		R$ 2.095		R$ 1.050
Diluted earnings (loss) per share from:
Continuing operations	R$	3.827	R$	2.047	R$	1.1577
Discontinuing operations	R$	0.000	R$	0.000	(R$	0.1780)

	R$ 3.8271		R$ 2.0468		R$ 0.9797

The non-controlling interests of the indirect subsidiary Brado have the right to exercise a liquidity option provided for in the shareholders’ agreement signed on August 5, 2013. This option would exchange all Brado shares held by such minority shareholders by shares of Rumo. The exchange ratio shall take into account the economic value for both Brado and Rumo shares. At the Company’s exclusive discretion, an equivalent cash payment is also possible.

For the year ended December 31, 2018, 3,264 share options indirect subsidiary Brado were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

For the year ended December 31, 2018, 656,000 shares related to the share repurchase plan of subsidiary Cosan S.A. have an antidilutive effect, so they were not considered in the diluted earnings per share analysis.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

17	Revenue

Accounting policy

The Company recognizes revenues from the following main sources:

i.	Sale of products

The Company operates in the production and distribution of lubricants including the brands Mobil and Comma, as well as the production and distribution of biomass pellets. Products are sold in contracts identified with individual customers and in sets, as a package of goods or services.

The Company recognizes sales revenues upon delivery to the customer as long as revenue and costs can be measured reliably, receipt of the consideration is probable and there is no continuous involvement of management with the products. Delivery is considered to be the moment when the customer accepts the goods, and the risks and benefits related to the property are transferred.

Some lubricant sales contracts cannot be purchased separately from a package of services. However, the goods and services are clearly distinct in the contracts. This sales modality represents two separate performance obligations and therefore revenue will be recognized for each of these performance obligations when control of the respective goods and services is transferred to the customer. The transaction price be allocated to different performance obligations based on the independent selling price, in which revenues are identified, measured and recorded separately.

Trade incentives, including cash incentives, discounts and volume rebates, and free or discounted goods or services, are accounted for as a reduction of revenue.

Discounts, rebates, credits, price concessions, performance bonuses and similar incentives are treated as variable consideration and included in the transaction price at the company’s best estimate, and is included in revenue to the extent that it is highly probable that there will be no significant reversal of the cumulative amount of revenue when any pricing uncertainty is resolved.

ii.	Services provided

The Company provides gas distribution services through the subsidiary Comgás and logistics services through the subsidiary Cosan Logística. The fair value and selling prices of individual services are broadly similar.

iii.	Billed revenue

The company provides gas distribution services through the subsidiary Comgás. Fair value and service selling prices are conveniently released and recognized when its value is measured reliably, recognized as having no result at the same volume as those delivered to customers based on the monthly measurements performed.

iv.	Unbilled revenue

Refers to the portion of gas supplied for which metering and billing to customers have not yet occurred. This amount is estimated based on the period between measurement and the last day of the month.

The actual volume billed may be different from estimates. The Company believes that, based on its historical experience with similar operation, the unbilled estimated amount will not significantly differ from actual amounts.

v.	Services rendered

Are recognized when the amount of revenue can be measured reliably, when it is probable that the economic benefits associated with the transaction will flow to the Company, when the stage of completion of the transaction at the end of the reporting period can be measured reliably, as well as when its amount and related costs can be measured reliably. Service prices are established based on service orders or contracts. Services for which payment is made in advance are recorded as deferred revenue in other liabilities and recognized in revenue when the services are rendered.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

vi.	Deferred revenue

Consists in advances received from clients seeking investment in fixed assets in return for a rail service contract requiring future performance of services by the Company.

vii.	Infrastructure concessions

The construction of the infrastructure necessary for gas distribution is considered a construction service rendered to the Conceding Authority, and the related income is recognized in profit or loss at finishing stage of the work.

Construction costs are recognized by reference to the stage of completion of the construction activity at the end of the reporting period, and are included in cost of sales.

The following is an analysis of the Company’s revenue for the year from continuing operations:

	December 31, 2018	December 31, 2017	December 31, 2016
Gross revenue from sales of products and services	19,618,525	15,835,343	14,673,819
Construction revenue	415,753	351,193	339,025
Indirect taxes and deductions	(3,190,345)	(2,604,073)	(2,494,705)

Net sales	16,843,933	13,582,463	12,518,139

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	December 31, 2018	December 31, 2017	December 31, 2016
At a point in time
Comgás—Gas distribution	6,363,614	5,118,087	5,211,082
Moove—Lubricants and basic oil	3,414,536	2,097,450	1,861,991
Other	69,808	72,018	108,012

	9,847,958	7,287,555	7,181,085
Over time
Logistic—Transportation	5,715,450	4,993,849	3,960,800
Logistic—Port Elevation	303,800	330,800	308,300
Comgás—Construction revenue	415,753	351,193	339,025
Other services	601,099	653,771	767,138

	7,036,102	6,329,613	5,375,263
Elimination	(40,127)	(34,705)	(38,209)

Total of net sales	16,843,933	13,582,463	12,518,139

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

18	Costs and expenses by nature

The expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose are as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
Raw materials and consumables used	(7,245,378)	(4,757,593)	(4,320,833)
Construction cost	(415,753)	(351,193)	(339,025)
Employee benefit expense	(2,006,400)	(1,985,230)	(1,934,690)
Selling expenses	(30,139)	(82,941)	(72,683)
Transportation expenses	(1,674,771)	(1,533,050)	(1,394,544)
Leases and concessions expenses	(212,081)	(193,252)	(193,637)
Leases expenses	(14,157)	(15,234)	(38,977)
Depreciation and amortization	(1,972,136)	(1,889,525)	(1,697,983)
Other	(554,421)	(428,145)	(363,394)

	(14,125,236)	(11,236,163)	(10,355,766)
Cost of sales	(12,119,917)	(9,232,210)	(8,317,490)
Selling	(1,023,485)	(1,068,663)	(1,037,542)
General and administrative	(981,834)	(935,290)	(1,000,734)

	(14,125,236)	(11,236,163)	(10,355,766)

19	Other income (expenses), net

	December 31, 2018	December 31, 2017	December 31, 2016
Gain on judicial dispute(i)	726,000	—	—
Tax extemporary credits(ii)	199,027	—	—
Revenue from sale of scrap	45,952	41,040	—
Insurance reimbursement income	5,345	22,852	12,794
Gain (loss) from port operations	4,679	(1,028)	—
Rental income	831	2,622	2,889
Gain on compensation claims	—	1,039,966	—
Loss on disposal of non-current assets and intangibles	(959)	(32,558)	(22,961)
Impairment	(72,448)	—	—
Net effect of legal proceedings, recoverable and tax installments	(115,383)	(172,659)	(111,841)
Other	(54,893)	(22,636)	2,817

	738,151	877,599	(116,302)

(i)	The subsidiary Comgás and the supplier Petrobras settled judicial dispute that were not related to the cost of gas. As a result was recognized an indemnification in the net amount of R$ 726,000.
(ii)	Gain on the recognition of the ICMS base of the PIS and COFINS base (note 6).

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

20 Finance results

Accounting policy

Finance income comprises interest income on funds invested, dividend income, fair value gains on financial assets at fair value through profit or loss, gains on the remeasurement to fair value of any pre-existing interest in an acquire in a business combination, gains on hedging instruments that are recognized in profit or loss and reclassifications of net gains previously recognized in other comprehensive income. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is normally the ex-dividend date.

Finance expense comprise interest expense on borrowings, unwinding of the discount on provisions and deferred consideration, dividends on preference shares classified as liabilities, fair value losses on financial assets at fair value through profit or loss and contingent consideration, impairment losses recognized on financial assets (other than trade receivables), losses on hedging instruments that are recognized in profit or loss and reclassifications of net losses previously recognized in other comprehensive income.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign exchange gains and losses on financial assets and financial liabilities are reported on a net basis as financial income or financial cost, depending on whether the net foreign currency fluctuations result in a gain or loss position.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either finance income or finance cost depending on whether the net foreign currency fluctuations result in a gain or loss position.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

Details of finance income and costs are as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
Cost of gross debt
Interest on debt	(1,605,222)	(1,787,347)	(1,835,474)
Monetary and exchange rate variation	(1,491,050)	(198,858)	865,158
Derivatives and fair value measurement	1,532,273	(34,738)	(1,463,395)
Amortization of borrowing costs	(54,251)	(38,886)	(73,832)
Discounts obtained from financial operations	—	—	85,962
Guarantees and warranties on debt	(109,046)	(157,512)	(50,819)

	(1,727,296)	(2,217,341)	(2,472,400)
Income from financial investment and exchange rate in cash and cash equivalents	438,149	578,611	534,657

Cost of debt, net	(1,289,147)	(1,638,730)	(1,937,743)
Other charges and monetary variations
Interest on other receivables(i)(ii)	460,861	120,030	263,180
Interest on other liabilities	(212,799)	(409,697)	(414,540)
Monetary variation on leases and concessions agreements	(186,259)	(244,198)	(296,118)
Monetary variation on leases	(105,085)	(131,185)	(207,686)
Advances on real state credits	(5,091)	(20,171)	(39,671)
Interest on shareholders’ equity	(13,011)	(16,883)	(9,448)
Interest on contingencies and contracts	(102,525)	(52,667)	(91,977)
Bank charges and other	(94,809)	(355,195)	(314,014)
Exchange variation	(63,071)	(2,803)	(7,759)

	(321,789)	(1,112,769)	(1,118,033)
Finance results, net	(1,610,936)	(2,751,499)	(3,055,776)

Reconciliation
Finance expense	(2,849,228)	(3,704,515)	(3,673,356)
Finance income	1,032,725	870,739	1,102,918
Foreign exchange (losses) gain, net	(1,555,215)	(199,777)	997,109
Derivatives	1,760,782	282,054	(1,482,447)

Finance results, net	(1,610,936)	(2,751,499)	(3,055,776)

(i)

The subsidiary Comgás and the supplier Petrobras settled judicial dispute. As a result the portion related to the interest on the principal amount of supplier was reversed in the amount the R$ 177,423, as well as the amount of R$ 101,583 related to the monetary variation on the judicial deposit (note 5.8).

(ii)	It is Included the balance of R$ 93,243 related to the interest on PIS and COFINS as stated in the note 6.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

21	Financial risk management

This note explains the Company’s exposure to financial risks and how these risks could affect the group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.

Risk	Exposure arising from	Measurement	Management
Market risk – foreign exchange	(i) Future commercial transactions. (ii) Recognized financial assets and liabilities not denominated in Brazilian Reais.	(i) Cash flow forecasting (ii) Sensitivity analysis	Foreign currency forwards and foreign currency options
Market risk – interest rate	Cash and cash equivalents, marketable securities, restricted cash, loans, borrowings and debentures, leases, derivative and real state credit certificates	(i) Sensitivity analysis	Interest rate swaps
Credit risk	Cash and cash equivalents, marketable securities, restricted cash, trade receivables, derivatives, receivables from related parties and dividends	(i) Aging analysis (ii) Credit ratings	Diversification of bank deposits, credit limits and letters of credit
Liquidity risk	Loans, borrowings and debentures, trade payables, other financial liabilities, REFIS, leases, derivative, real state credit certificates, payables to related parties and dividends	(i) Rolling cash flow forecasts	Availability of committed credit lines and borrowing facilities

The Company’s risk management is predominantly controlled by a central treasury department under policies approved by the board of directors. Company treasury identifies, evaluates and hedges financial risks in close co-operation with the Company’s operating units. The board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Where all relevant criteria are met, hedge accounting is applied to remove the accounting mismatch between the hedging instrument and the hedged item. This will effectively result in recognizing interest expense at a fixed interest rate for the hedged floating rate loans and inventory at the fixed foreign currency rate for the hedged purchases.

The Company’s policy is to maintain a robust capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses.

The usage of financial instruments in order to protect against these areas of volatility is determined through an analysis of the risk exposure that management intends to cover.

a)	Market risk

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the risk management committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

i.	Foreign exchange risk

As at December 31, 2018 and December 31, 2017, the Company had the following net exposure to the exchange rate variations on assets and liabilities denominated in Dollar (U.S.$) and Euro (€):

	December 31, 2018	December 31, 2017
Cash and cash equivalents	1,285,156	782,103
Trade receivables	51,734	25,797
Trade payables	(245,885)	(263,229)
Loans, borrowings and debentures	(13,480,808)	(8,919,712)
Advances from clients	—	(6,310)
Contingent consideration	(64,969)	(64,213)
Payables to related parties	—	(210,497)
Derivative financial instruments	11,064,567	7,323,116

Foreign exchange exposure, net	(1,390,205)	(1,332,945)

The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. Dollar denominated financial instruments and the impact on other components of equity arises from foreign forward exchange contracts designated as cash flow hedges though its joint ventures.

A reasonably possible strengthening (weakening) of the Real to U.S. Dollar and Euro at December 31, 2018 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. Dollar and Euro exchange rates used in the probable scenario. The Company’s exposure to foreign currency changes for all other currencies is not material.

				Variation scenario
Instrument	Risk factor		Probable	25%	50%	-25%	-50%
Cash and cash equivalents	U.S.$	fluctuation	(15,437)	115,960	231,921	(115,960)	(231,921)
Trade receivables	U.S.$	fluctuation	(1,666)	12,518	25,034	(12,518)	(25,034)
Trade payables	U.S.$	fluctuation	6,954	(59,699)	(119,395)	59,699	119,395
Exchange rate derivatives	U.S.$	fluctuation	(303,234)	2,019,566	4,039,131	(2,019,566)	(4,039,131)
Loans, borrowings and debentures	U.S.$	fluctuation	369,041	(2,772,244)	(5,544,488)	2,772,244	5,544,488
Contingent consideration	U.S.$	fluctuation	2,093	(15,721)	(31,439)	15,719	31,438

Impacts on profit or loss			57,751	(699,620)	(1,399,236)	699,618	1,399,235

The probable scenario considers the estimated exchange rates, made by a specialized third part, at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/U.S.$)
	December 31, 2018	Scenario
		Probable	25%	50%	-25%	-50%
U.S.$	3.8748	3.7500	4.6875	5.6250	2.8125	1.8750
Euro	4.4390	4.4600	5.5750	6.6900	3.3450	2.2300

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

ii.	Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings, especially those that accrue interest using LIBOR, and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

	December 31, 2018
Exposure interest rate(i)	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	209,584	52,396	104,791	(52,396)	(104,791)
Marketable securities	321,489	42,636	53,270	(42,636)	(53,270)
Restricted cash	8,807	2,202	4,403	(2,202)	(4,403)
Leases	(19,174)	(3,981)	(7,962)	3,981	7,962
Interest rate derivatives	(421,347)	(1,317,767)	(2,454,362)	1,550,236	3,372,895
Loans, borrowings and debentures	(891,462)	(109,855)	(219,709)	109,855	219,709

Impacts on profit or loss	(792,103)	(1,334,369)	(2,519,569)	1,566,838	3,438,102

The probable scenario considers the estimated interest rate, made by a specialized third part and Central Bank of Brazil (Banco Central do Brasil), or “BACEN,” as follows:

	Probable	25%	50%	-25%	-50%
SELIC	7.65%	9.56%	11.48%	5.74%	3.83%
CDI	7.65%	9.56%	11.48%	5.74%	3.83%
TJLP462 (TJLP + 1% p.a.)	7.40%	9.00%	10.60%	5.80%	4.20%
TJLP	6.40%	8.00%	9.60%	4.80%	3.20%
IPCA	4.12%	5.15%	6.18%	3.09%	2.06%
IGPM	4.20%	5.25%	6.30%	3.15%	2.10%
FED FUNDS	2.90%	3.63%	4.35%	2.18%	1.45%
LIBOR	3.02%	3.78%	4.53%	2.27%	1.51%

b)	Credit risk

The Company’s regular operations expose it to potential defaults when customers, suppliers and counterparties are unable to comply with their financial or other commitments. The Company seeks to mitigate this risk by entering into transactions with a diverse pool of counterparties. However, the Company continues to remain subject to unexpected third party financial failures that could disrupt its operations. The exposure to credit risk was as follows:

	December 31, 2018	December 31, 2017
Cash and cash equivalents	3,621,798	4,555,177
Trade receivables	1,588,192	1,322,420
Derivative financial instruments	2,548,857	1,162,213
Marketable securities	4,202,835	3,853,343
Receivables from related parties	135,070	199,814
Dividends	27,320	13,466
Restricted cash	115,124	225,634

	12,239,196	11,332,067

The Company is also exposed to risks in connection with its cash management activities and temporary investments.

Liquid assets are invested primarily in government security and other investments in Banks with a minimum grade of “A.” Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis and may be updated throughout the year. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. The credit risk on cash and cash equivalents, marketable securities, restricted cash and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

	December 31, 2018	December 31, 2017
AAA	8,911,418	3,499,345
AA	1,577,196	6,159,553
B	—	2,007
BB+	—	4,180

	10,488,614	9,665,085

c)	Liquidity risk

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	December 31, 2018					December 31, 2017
	Up to 1 year	1—2 years	3—5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(3,374,037)	(3,527,103)	(10,409,527)	(21,132,241)	(38,442,908)	(31,554,560)
Trade payables	(1,923,920)	—	—	—	(1,923,920)	(2,433,995)
Other financial liabilities	(455,702)	—	—	—	(455,702)	(382,702)
Tax installments—REFIS	(66,838)	(16,423)	(37,678)	(111,419)	(232,358)	(244,957)
Leases	(184,903)	(152,862)	(304,120)	(195,777)	(837,662)	(1,443,470)
Derivative financial instruments	84,502	18,631	(425,559)	3,776,308	3,453,882	(110,909)
Real estate credits certificates	—	—	—	—	—	(92,844)
Payables to related parties	(355,971)	—	—	—	(355,971)	(328,263)
Dividends payable	(187,415)	—	—	—	(187,415)	(191,478)

	(6,464,284)	(3,677,757)	(11,176,884)	(17,663,129)	(38,982,054)	(36,783,178)

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

22	Post-employment benefits

Accounting policy

The cost of defined benefit pension plans and other post-employment and the present value of the pension obligation is determined using actuarial valuations. An actuarial valuation involves the use of various assumptions which may differ from actual results in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. A defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed by management at each reporting date.

a)	Defined contribution

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that is due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

The Company provides defined contribution plans to all employees. The plan assets are held Futura plan (Futura II – Supplementary Pension Entity) and Comgás Pension Plan – PLAC. The Company and its subsidiaries do not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all of the benefits owed.

b)	Defined benefit

The Company is the sponsor of defined benefit pension plans for some of its employees. A defined benefit plan is a post-employment benefit plans other than a defined contribution plan.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows, using interest rates that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation.

Gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

Some of the Company’s pension plan, even though it is substantially defined contribution, has a variable component, whose risk is linked to the payment of minimum benefit and to the increase of the future contributions of the sponsors in the benefits in the event of Death Tax of the active taxpayer as well as in Disability Retirement, limited to three salaries. Any actuarial liability calculated, is recorded by the Company.

Defined benefit plan paid off, whose active participants have a paid-up benefit calculated in accordance with the regulation, which is being updated to the date of receipt by the plan of readjustment index, which leads the company to adopt such a provision the present value of benefits and that assisted participants receive annuity under the plan. The main actuarial risks are:

i.	higher survival to that specified in mortality tables;

ii.	the return on equity under the actuarial discount rate plus the accumulated IGP-DI; and

iii.	real family structure of different retirees established hypothesis.

	December 31, 2018	December 31, 2017
Futura	75,298	44,431
Futura II	252	201
Comgás	504,320	440,827

	579,870	485,459

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

a)	Defined contribution

During the year ended December 31, 2018, the amount of sponsor contributions to the plans was R$ 459 (R$ 327 and R$ 212 on December 31, 2017 and 2016, respectively).

b)	Defined benefit

The Company contributes to the following post-employment defined benefit plans:

i.

Futura: The subsidiary CLE sponsors the Futura – Supplementary Pension Entity (“Futura”), formerly Previd Exxon—Private Pension Entity, which has the main objective supplemental benefits, within certain limits established in the regulations of the Retirement Plan. This plan was amended to close it to new entrants and approved by the relevant authorities on May 5, 2011. During the year ended December 31, 2018, the amounts of contributions totaled R$ 4,138 (R$ 3,896 and R$ 4,571 for the years ended December 31, 2017 and 2016, respectively). The weighted average duration of obligation is 10,84 years. In 2019 the subsidiary expects to make a contribution in the amount of R$ 4,311 in relation to its defined benefit plan; and

ii.

Comgás: Obligations relating to post-employment benefit plans, which include medical assistance and incentive retirement, sick pay and disability benefits are recorded in accordance with CVM Deliberation 695.

The defined benefit pension plan is governed by the employment laws of the Brazil, which require final salary payments to be adjusted for the consumer price index upon payment during retirement. The level of benefits provided depends on the member’s length of service and salary at retirement age. During the year ended December 31, 2018, the amounts of contributions totaled R$ 26,808 (R$ 22,796 and R$ 23,588 for the years ended December 31, 2017 and 2016, respectively). The weighted average duration of obligation is 13,8 years.

Details of the present value of the defined benefit obligation and the fair value of plan assets are as follows:

	December 31, 2018	December 31, 2017
Actuarial obligation at beginning of the year	905,874	833,129
Current service cost	584	586
Interest expense	83,476	87,205
Actuarial (gain) loss arising from financial assumptions	25,583	72,223
Actuarial (gain) loss arising from experience adjustment	58,550	(30,944)
Actuarial gains and losses arising from adjustments to demographic assumptions	(447)	(197)
Benefits payment	(60,828)	(56,128)

Actuarial obligation at the end of the year	1,012,792	905,874

Fair value of plan assets at beginning of the year	(420,616)	(391,803)
Interest income	(38,648)	(40,955)
Earnings on assets greater than discount rate	(3,792)	(16,976)
Contributions paid	(30,946)	(27,010)
Benefit payments	60,828	56,128

Fair value of plan assets end of the year	(433,174)	(420,616)
Superplus (deficit) for the year	579,618	485,258

Net defined benefit liability	579,618	485,258

Total expense recognized in profit or loss is as follow:

	December 31, 2018	December 31, 2017
Current service cost	(717)	(271)
Interest expense	(48,404)	(46,312)

	(49,121)	(46,583)

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

Total amount recognized as accumulated other comprehensive income:

	December 31, 2018	December 31, 2017
Accumulated at the initial of the year	226,129	252,473
Actuarial (gain) loss arising from financial assumptions	(25,583)	(7,865)
Actuarial (gain) loss arising from experience adjustment	(33,636)	(1,845)
Earnings on assets greater than discount rate	3,792	(16,634)

Accumulated at the end of the year	170,702	226,129

The plan assets are comprised of the following:

	December 31, 2018		December 31, 2017
	Amount	%	Amount	%
Fixed income bonds	419,182	96.77%	408,347	98.18%
Variable-income securities	10,959	2.53%	3,411	0.82%
Other	3,032	0.70%	4,159	1.00%

	433,173	100.00%	415,917	100.00%

Plan assets are comprised of financial assets with quoted prices in active markets and therefore are classified as Level 1 and Level 2 in the valuation hierarchy of fair value. The overall expected rate of return on plan assets is determined based on prevailing market expectations on that date, applicable to the period over which the obligation is to be settled.

The main assumptions used to determine the benefit obligations of the Company are as follows:

	Futura		Comgás
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
Discount rate	9.50%	9.55%	9.30%	9.52%
Inflation rate	4.20%	4.00%	4.00%	4.00%
Future salary increases	N/A	N/A	7.12%	7.12%
Increase in pension plans	4.20%	4.00%	7.12%	4.00%

Sensitivity analysis

Changes in the discount rate for the statement of financial position date in one of the relevant actuarial assumptions, while maintaining other assumptions, would have affected the defined benefit obligation as shown below:

	Discount rate
	Increase	Decrease
	0.50%	-0.50%
Futura	(25,152)	23,052
Futura II	(125)	118
Comgás	(31,530)	35,642

There was no change in relation to previous years in the methods and assumptions used in preparing the sensitivity analysis.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

23	Share-based payment

Accounting policy

The fair value of share-based payment benefits at the grant date is recognized as employee benefit expense with a corresponding increase in shareholders’ equity for the period in which employees unconditionally acquire the right to benefits.

The amount recognized as an expense is adjusted to reflect the number of shares for which there is an expectation that the conditions of service and non-market acquisition conditions will be met in such a way that the amount finally recognized as an expense is based on the number of actions that actually meet the conditions of the service and non-market acquisition conditions on the date the vesting date is acquired. For non-vesting share-based payment benefits, the fair value on the grant date of the share-based payment is measured to reflect such conditions and there is no change to the difference between expected and actual benefits.

The plans have been administered by the Board of Directors of each Company, at its option, by a Committee, within the limits established in the guidelines for the elaboration and structuring of each plan and in the applicable legislation.

a)	Description of share-based payment arrangements

i.	Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value of the equity instruments on the date on which they are granted and is recognized as an expense over the vesting period, which ends on the date on which the employees become fully entitled to the award. A corresponding credit is recognized within equity. In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the company (market conditions). Non-vesting conditions, such as the condition that employees contribute to a savings-related plan, are taken into account in the grant-date fair value, and failure to meet a non-vesting condition, where this is within the control of the employee is treated as a cancellation and any remaining unrecognized cost is expensed. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock-price volatility, expected life of the stock option or stock grant and dividend yield. The last two years of historical data shares value of the Company and subsidiaries have been considered in setting the assumptions.

Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price, particularly over the historical period commensurate with the expected term. The expected term of the instruments has been based on historical experience and general option holder behavior.

For other equity-settled share-based payment transactions, the goods or services received and the corresponding increase in equity are measured at the fair value of the goods or services received unless their fair value cannot be reliably estimated. If the fair value of the goods and services received cannot be reliably estimated, the transaction is measured by reference to the fair value of the equity instruments granted.

ii.	Cash-settled transactions

The Company has a phantom stock plan that provides for the granting of stock appreciation rights (“SARs”) and other cash-based awards to certain employees. SARs provide the opportunity to receive a cash payment equal to the fair market value of the Company’s common shares less the grant price. Compensation expense is recognized based on the fair value of the Cosan’s shares. Any changes in the liability are recognized in profit or loss.

iii.	Employee share scheme (Stock-based compensation plan)

A scheme under which shares may be issued by the Company to employees for no cash consideration was approved by shareholders at the 2016 annual general meeting.

Under the scheme, eligible employees may be granted ordinary shares annually for no cash consideration. The number of shares issued to participants in the scheme is the offer amount divided by the weighted average price at which the Company’s shares are traded on the Stock Exchange. The shares are recognized at the closing share price on the grant date (grant date fair value) as an issue of treasury shares and as part of employee benefit costs in the period the shares are granted.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

For equity-settled shared based compensation, expense is based on the grant date fair value of the awards expected to vest over the vesting period. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the income statement.

The Black-Scholes methodology was used to calculate the fair value under the terms of the Stock-Based Compensation Plan.

The following share-based payment arrangements:

Type of award / grant date	Company	Expected life (years)	Granted
Stock option programs
August 18, 2011—(A)	Cosan S.A.	1 to 7	4,825,000
August 18, 2011—(B)	Cosan S.A.	1 to 12	5,000,000
December 12, 2012—(C)	Cosan S.A.	1 to 7	700,000
April 24, 2013	Cosan S.A.	5 to 7	970,000
April 25, 2014	Cosan S.A.	5 to 7	960,000
August 31, 2015	Cosan S.A.	5 to 7	759,000

			13,214,000
Stock grant programs
October 1, 2015	Rumo	5	1,485,900
January 2, 2017	Rumo	5	1,476,000
April 20, 2017	Comgás	5	61,300
April 27, 2017	Cosan S.A.	5	274,000
July 31, 2017	Cosan S.A.	5	298,107
August 12, 2017	Comgás	5	97,780
August 18, 2017	Cosan Limited	5	2,053,632
September 1, 2017	Rumo	5	870,900
July 31, 2018	Cosan S.A.	5	210,602
August 1, 2018	Rumo	5	1,149,544
August 1, 2018	Comgás	5	96,787

			8,074,552
Cash-settled transactions
September 29, 2017	Cosan Limited	5	255,000

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

b)	Measurement of fair values

The weighted average fair value of the programs granted during the financial years ended December 31, 2018 and 2017 and principal assumptions used in applying the Black-Scholes model were as follows:

	Stock grant programs
	Cosan S.A.		Comgás		Rumo
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Weighted average fair value at grant date	36.06	34.17	36.37	36.83	13.94	10.42
Weighted average of key assumptions:
Share price at grant date	38.61	34.51	54.25	51.03	13.94	10.42
Risk-free interest rate	15.00%	15.00%	10.56%	11.13%	10.93%	9.93%
Dividend yield	2.86%	5.93%	7.19%	4.32%	—	—
Volatility factor	33.70%	33.23%	32.38%	28.60%	31.91%	29.76%

c)	Reconciliation of outstanding share options

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

	Stock option programs	Stock grant programs	Total	Weighted-average exercise price
At January 1, 2017	7,978,000	1,522,220	9,500,220	29.05
Granted	—	3,370,267	3,370,267	36.06
Vested	(1,405,000)	(8,206)	(1,413,206)	23.19
Cancelled	(427,000)	(368,444)	(795,444)	—

At December 31, 2017	6,146,000	4,515,837	10,661,837	29.84
Granted	—	1,456,933	1,456,933	—
Vested	(942,000)	(57,874)	(999,874)	23.32
Cancelled	(175,000)	(219,295)	(394,295)	—

At December 31, 2018	5,029,000	5,695,601	10,724,601	33.77

d)	Expense recognized in profit or loss

Share-based compensation expense included in the income statement for the years ended December 31, 2018, 2017 and 2016 was as follows:

	Stock option programs	Stock grant programs	Total
December 31, 2016	8,369	3,889	12,258
December 31, 2017	5,972	59,967	65,939

December 31, 2018	3,925	52,580	56,505

24	Subsequent events

a)	Cosan S.A.

On January 18, 2019, the Board of Directors approved the contracting of financial advisors and the submission to B3 for a voluntary public offering for the acquisition of class A preferred shares issued by its subsidiary Comgás (ticker: CGAS5) at the price of R$ 82.00 per share. A private agreement was also signed with shareholders holding 9,847,236 Class A preferred shares issued by subsidiary Comgás, under which Cosan S.A undertakes to acquire, and the shareholders undertake to dispose of all such class A preferred shares in the Voluntary Plan. The class A preferred shares, subject to this private agreement, represent approximately 41.786% of the class A preferred shares outstanding.

On February 15, 2019, the Board of Directors approved the issuance of non-convertible debentures of Cosan S.A., in the total amount of R$ 1,700,000, with amortization in three semi-annual installments starting in February 2020, with a rate of 109% of the CDI, payable semi-annually in four installments starting in August 2019, and maturing on February 28, 2021. The debenture holders will be entitled to full redemption and early amortization as from the sixth month of the date of issuance, without payment of any premium.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

b)	Rumo

On February 15, 2019, Rumo made a public offer of distribution of 500,000 debentures, all nominative, book entry, simple, non-convertible, unsecured, single series, of its 12th issue, with a nominal unit value of R$ 1, totaling R$ 500,000, maturing on February 15, 2029.

c)	Cosan Limited

On February 15, 2019, the Board of Directors approved the cancellation of 32,239,807 treasury shares of the Company.

25 New standards and interpretations not yet effective

Certain new standards and amendments to standards are effective for annual periods beginning after January 1, 2019 and earlier application is permitted; however, the Company has not early adopted the following new or amended standards in preparing these consolidated financial statements.

25.1	IFRS 16 Leases

These standards change the recognition, measurement, presentation and disclosure of leases. It requires lessees to record all leases on the statement of financial position with exemptions available for low value and short-term leases. During 2018, the Company concluded the preparations for the new requirements in IFRS 16, except for technical discussions regarding the agricultural partnership contracts in joint ventures.

The Company leases various properties, equipment and cars. Rental contracts are typically made for fixed periods but may have extension options as described in below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

i.	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
ii.	variable lease payment that are based on an index or a rate;
iii.	amounts expected to be payable by the lessee under residual value guarantees;
iv.	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
v.	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company’s incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following:

i.	the amount of the initial measurement of lease liability;
ii.	any lease payments made at or before the commencement date less any lease incentives received;
iii.	any initial direct costs, and;
iv.	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

Extension and termination options are included in a number of property and equipment leases across the Company. These terms are used to maximize operational flexibility in terms of managing contracts. The majority of extension and termination options held are exercisable only by the Company and not by the respective lessor.

To optimize lease costs during the contract period, the Company sometimes provides residual value guarantees in relation to equipment leases.

Impact on the statement of financial position (increase/(decrease)) as at January 1, 2019:

	Range
Assets
Right-of-use assets	1,100,000	to	1,200,000
Deferred income tax	40,000	to	50,000

	1,140,000		1,250,000
Liabilities
Leases	1,600,000	to	1,700,000
Equity	(460,000)		(450,000)

The Company has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The details of accounting policies are disclosed separately for each period.

The subsidiaries Raízen Energia and Raízen Combustíveis recognized the lease liability and the right to use asset at the date of the initial application for leases previously classified as operating leases, retrospectively, with cumulative effect. These joint ventures used as a practical expedient the use of a single discount rate on the lease portfolio with similar characteristics. The initial measurement of lease liabilities and rights-of-use assets is estimated between R$ 4,000,000 and R$ 5,000,000 (R$ 2,000 to R$ 2,500 in the interest in earnings of joint ventures, respectively). There are still technical discussions that may have a significant impact on the initial effects of these jointly controlled companies, such as whether the agricultural partnership contracts are within the scope of the standard.

25.2	IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

Company is subject to examination by the tax authorities, with the five fiscal years open in general. The Company has audits in progress at various stages of completion, one of which may be completed within the next 12 months. However, December 31, 2018, the Company had no uncertainties regarding the treatment of income tax.

25.3	Amendments to IFRS 9: Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

The amendments should be applied retrospectively and are effective from January 1, 2019. These amendments have no impact on the consolidated financial statements of the Company.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

25.4	Amendments to IAS 19: Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to:

i.

Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and

ii.

Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using: the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and the discount rate used to remeasure that net defined benefit liability (asset).

The amendments also clarify that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognized in profit or loss. An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement. Any change in that effect, excluding amounts included in the net interest, is recognized in other comprehensive income.

The amendments apply to plan amendments, curtailments, or settlements occurring on or after the beginning of the first annual reporting period that begins on or after January 1, 2019. These amendments will apply only to any future amendments, curtailments, or settlements of the Company.

25.5	Annual Improvements to IFRS Standards 2015-2017 Cycle

a)	IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, the Company recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

The Company applies those amendments for annual reporting periods beginning on or after January 1, 2019. When the Company first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period. Since the Company’s current practice is in line with these amendments, the Company does not expect any effect on its consolidated financial statements.

b)	IAS 23 Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all the activities necessary to prepare that asset for its intended use or sale are complete.

The Company applies those amendments for annual reporting periods beginning on or after January 1, 2019. Since the Company’s current practice is in line with these amendments, the Company does not expect any effect on its consolidated financial statements.

25.6	IFRS 17 Insurance Contracts

This standard introduces a new model for accounting for insurance contracts. IFRS 17 is effective for reporting periods beginning on or after January 1, 2021, with comparative figures required. Based on preliminary work we estimate the impact will be immaterial, we are in the process of reviewing our existing arrangements to determine the impact on adoption.

No other new accounting pronouncement issued or in force during the fiscal year had or should have a material impact on the financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2019

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial and Investor Relations Officer